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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on November 7, 2014
pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to Confidential Submission on

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Shake Shack Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5810 (Primary Standard Industrial Classification Code Number)	47-1941186 (I.R.S. Employer Identification No.)

24 Union Square East, 5th Floor
New York, NY 10003
Telephone: (646) 747-7200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ronald Palmese, Jr., Esq.
Vice President, General Counsel and Secretary
24 Union Square East, 5th Floor
New York, NY 10003
Telephone: (646) 237-5039
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard A. Sobel, Esq. Gregory P. Rodgers, Esq. Ryan K. deFord, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Daniel J. Bursky, Esq. Andrew B. Barkan, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Telephone: (212) 859-8000 Fax: (212) 859-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Class A common Stock, $ par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock solely to cover over-allotments granted by the Registrant to the underwriters is exercised.

(3)
To be paid in connection with the initial filing of the registration statement.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated , 2014

PRELIMINARY PROSPECTUS

Shares

SHAKE SHACK®

Class A Common Stock

This is an initial public offering of Shake Shack Inc. We anticipate that the initial public offering price will be between $ and $ per share of our Class A common stock.

We will use the net proceeds that we receive from this offering to purchase from SSE Holdings, LLC, which we refer to as "SSE Holdings," newly-issued common membership interests of SSE Holdings, which we refer to as the "LLC Interests." There is no public market for the LLC Interests. The purchase price for the newly-issued LLC Interests will be equal to the public offering price of our Class A common stock, less the underwriting discount referred to below. We intend to cause SSE Holdings to use the net proceeds it receives from us in connection with this offering as described in "Use of Proceeds." Simultaneous with this offering, certain of the holders of membership interests in SSE Holdings, whom we refer to as "Former SSE Equity Owners," will transfer their membership interests for shares of Class A common stock and certain other holders of membership interests in SSE Holdings, whom we refer to as "Continuing SSE Equity Owners," will retain their membership interests in SSE Holdings. In addition, certain individuals who hold existing awards under our Unit Appreciation Rights Plan, whom we refer to as the "Former UAR Plan Participants," will receive shares of Class A common stock in settlement of their awards.

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC Interests they own. Immediately following this offering, the holders of our Class A common stock issued in this offering collectively will hold % of the economic interests in us and % of the voting power in us, the Former SSE Equity Owners and the Former UAR Plan Participants, through their ownership of Class A common stock, collectively will hold % of the economic interests in us and % of the voting power in us, and the Continuing SSE Equity Owners, through their ownership of all of the outstanding Class B common stock, collectively will hold no economic interest in us and the remaining % of the voting power in us. We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will be the LLC Interests we purchase from SSE Holdings and acquire from the Former SSE Equity Owners, representing an aggregate % economic interest in SSE Holdings. The remaining % economic interest in SSE Holdings will be owned by the Continuing SSE Equity Owners through their ownership of LLC Interests.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 20.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of Class A common stock solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about .

J.P. Morgan **Morgan Stanley**

Barclays **Goldman, Sachs & Co.** **Jefferies**

Stifel

The date of this prospectus is , 2014.

SHAKE SHACK
SUNDAES SODA
FROZEN CUSTARD
Madison Square Park, NYC

SHAKE SHACK®

Stand For Something Good®

Center City, Philadelphia
SANSOM ST
ONE WAY
"Every time we open a Shake Shack, it's about creating that town's community gathering place."
– Shake Shack CEO Randy Garutti

SHAKE SHACK
Grand Avenue, Kuwait City

SHAKE SHACK
SHAKE SHACK
Covent Garden, London

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

        For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See "Underwriting."

i

BASIS OF PRESENTATION

        In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the "Transactions." See "The Transactions" for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

        As used in this prospectus, unless the context otherwise requires, references to:

  •
  "we," "us," "our," the "Company," "Shake Shack" and similar references refer: (i) following the consummation of the Transactions, including this offering, to Shake Shack Inc., and, unless otherwise stated, all of its subsidiaries, including SSE Holdings, LLC, which we refer to as "SSE Holdings," and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Transactions, including this offering, to SSE Holdings and, unless otherwise stated, all of its subsidiaries.

  •
  "Continuing SSE Equity Owners" refer to those Original SSE Equity Owners (including USHG (as defined below), Daniel Meyer and the S Corporations (as defined below), LGP (as defined below), SEG (as defined below) and certain of our executive officers) that will continue to own LLC Interests (as defined below) after the Transactions and who may, following the consummation of this offering, exchange their LLC Interests for shares of our Class A common stock as described in "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement."

  •
  "Former SSE Equity Owners" refer to those Original SSE Equity Owners who will transfer their LLC Interests for shares of our Class A common stock in connection with the consummation of this offering.

  •
  "Former UAR Plan Participants" refer to certain individuals who hold existing awards under SSE Holdings' Unit Appreciation Rights Plan, which we refer to as the "UAR Plan," and will receive shares of Class A common stock in settlement of their awards under the UAR Plan in connection with the consummation of this offering.

  •
  "LLC Interests" refer to the single class of newly-issued common membership interests of SSE Holdings.

  •
  "Original SSE Equity Owners" refer to the direct and certain indirect owners of SSE Holdings, collectively, prior to the Transactions, including, the members of the Voting Group (as defined below).

  •
  "USHG" refer to Union Square Hospitality Group, LLC.

  •
  "Voting Group" refer collectively to (i) Daniel Meyer, (ii) Union Square Cafe Corp. and Gramercy Tavern Corp., each of which are controlled by Mr. Meyer, and to whom we refer to collectively as the "S Corporations," (iii) certain affiliates of Leonard Green & Partners, L.P., which we refer to as "LGP," (iv) certain affiliates of Select Equity Group, which we refer to as "SEG," and (v) certain other Original SSE Equity Owners, all of whom will be parties to the Voting Agreement as described in "Description of Capital Stock—Voting Agreement." The Voting Group will hold Class A common stock and Class B common stock representing in the aggregate a majority of the combined voting power of our common stock.

        We will be a holding company and the sole managing member of SSE Holdings, and upon completion of this offering and the application of proceeds therefrom, our principal asset will be LLC Interests of SSE Holdings. SSE Holdings, LLC is the predecessor of the issuer, Shake Shack Inc., for financial reporting purposes. Shake Shack Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

  •
  Shake Shack Inc.  Other than the inception balance sheet, dated as of September 23, 2014, the historical financial information of Shake Shack Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

  •
  SSE Holdings, LLC.  As we will have no other interest in any operations other than those of SSE Holdings, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of SSE Holdings, LLC and its subsidiaries.

        The unaudited pro forma financial information of Shake Shack Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of SSE Holdings, LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in "The Transactions," including the completion of this offering, as if all such transactions had occurred on December 27, 2012, in the case of the unaudited pro forma consolidated statement of operations data, and as of September 24, 2014, in the case of the unaudited pro forma consolidated balance sheet. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

        SSE Holdings, LLC is, and Shake Shack Inc. will be, on a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. Accordingly, references to fiscal 2012 and fiscal 2013 represent the financial results of SSE Holdings, LLC and its subsidiaries for the fiscal years ended December 26, 2012 and December 25, 2013, respectively. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every five or six years, a 53-week fiscal year occurs. Fiscal 2012 and fiscal 2013 were both 52-week years. Fiscal 2014 is a 53-week year, which may cause our revenue, expenses and other results of operations to be higher due to an additional week of operations.

TRADEMARKS

        This prospectus includes our trademarks, trade names and service marks, such as "Shake Shack®," "ShackBurger®," " ®," " ®," "Shack-Cago Dog®," "SmokeShack®," "ShackMeister®," "Shack20®," "Pooch-ini®" and "Stand for Something Good®," which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

NON-GAAP FINANCIAL MEASURES

        Certain financial measures presented in this prospectus, such as same Shack sales, Average Unit Volumes, Shack-level operating profit margin, EBITDA and Adjusted EBITDA are not recognized under accounting principles generally accepted in the United States, which we refer to as "GAAP." We define these terms as follows:

  •
  "Same Shack sales" means, for any reporting period, sales for the comparable Shack base, which we define as the number of domestic company-operated Shacks open for 24 months or longer. For the fiscal years ended December 26, 2012 and December 25, 2013 and the thirty-nine weeks ended September 25, 2013 and September 24, 2014, there were five, eight, eight and 12 Shacks, respectively, in our comparable Shack base.

  •
  "Average Unit Volumes" or "AUVs" for any 12-month period consists of the average annualized sales of all domestic company-operated Shacks over that period. AUVs are calculated by dividing total sales from domestic company-operated Shacks by the number of domestic company-operated Shacks open during that period. For Shacks that are not open for the entire period, we make fractional adjustments to the number of Shacks open such that it corresponds to the period of associated sales. The measurement of AUVs allows us to assess changes in guest traffic and per transaction patterns at our domestic company-operated Shacks.

    Because our AUVs are significantly higher in Manhattan, we analyze AUVs on both a domestic company-operated Manhattan Shack ("Manhattan Shack") basis and domestic company-operated non-Manhattan Shack ("non-Manhattan Shack") basis. Manhattan Shack AUVs have historically been higher than non-Manhattan Shack AUVs given the population density and overall familiarity with the Shake Shack brand. Given that the majority of our new domestic company-operated Shack growth is expected to occur outside of Manhattan, we believe that non-Manhattan Shack AUVs are a more representative measure of expected sales in new Shacks, compared to Manhattan Shack AUVs.

  •
  "Shack-level operating profit margin" is defined as Shack sales less operating expenses, including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses as a percentage of Shack sales. Shack-level operating profit margin is not required by, or presented in accordance with, GAAP. Shack-level operating profit margin is a supplemental measure of operating performance of our Shacks and our calculations thereof may not be comparable to similar measures reported by other companies. Shack-level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP. We believe that Shack-level operating profit margin is an important measure to evaluate the performance and profitability of each Shack, individually and in the aggregate. We use Shack-level operating profit margin information to benchmark our performance versus competitors.

  •
  "EBITDA" means, for any reporting period, net income before interest, taxes, depreciation, and amortization.

  •
  "Adjusted EBITDA" is a supplemental measure of our performance and is also the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA is defined as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, equity-based compensation expense, non-cash deferred rent charges and pre-opening expenses, as well as certain non-recurring charges. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance.

    EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

    EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures, Shack openings and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

  •
  "Cash-on-cash return" is defined as third year operating profits for our domestic company-operated Shacks open for at least three full years as of September 24, 2014, divided by their life-to-date associated build-out costs excluding any pre-opening expenses. The small number of Shacks included in our calculation of our average cash-on-cash return may cause this measure to fluctuate and be subject to change.

  •
  "Payback period" is defined as the length of time required to recover the original cash investment in a Shack. It is calculated as total build-out costs (excluding any pre-opening expenses) for our domestic company-operated Shacks open for at least three full years as of September 24, 2014, divided by their associated third year operating profits.

ADDITIONAL FINANCIAL MEASURES AND OTHER DATA

  •
  "Shack sales" represents the aggregate sales of food and beverages in domestic company-operated Shacks. Shack sales in any period are directly influenced by the number of operating weeks in such period, the number of open Shacks and same Shack sales.

  •
  The "number of new Shack openings" reflects the number of Shacks opened during a particular reporting period. Before we open new Shacks, we incur pre-opening costs, as described below. We expect that, beginning in fiscal 2015, we will open at least 10 domestic company-operated Shacks each fiscal year for the foreseeable future, which is the primary driver of our expected sales growth. The total number of new Shacks per year and the timing of Shack openings has, and will continue to have, an impact on our results. New Shacks sometimes experience normal

v

    inefficiencies in the form of higher labor and other operating expenses and, as a result, Shack-level operating profit margins are generally lower during the start-up period of operation.

  •
  "Same Shack sales growth" means, for any reporting period, the change in same Shack sales as compared to the corresponding prior reporting period. Same Shack sales growth can be generated by an increase in the number of daily transactions and/or by increases in the average amount of each transaction resulting from a shift in menu mix and/or higher prices from new products or price increases. The small number of Shacks included in our comparable Shack base may cause same Shack sales growth to fluctuate and be unpredictable.

    Given our focused marketing efforts surrounding each Shack opening, new Shacks often experience an initial start-up period with considerable sales volumes, which subsequently decrease to stabilized levels after approximately 12 months. As a result, the initial comparison of second year sales to first year sales is often to higher than normal sales in the first year. Accordingly, we do not include Shacks in the comparable Shack base until they have been open 24 months or longer. We expect that this trend will continue into the foreseeable future as we continue to open and expand into new markets.

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The principles of "Enlightened Hospitality," as defined by Danny Meyer, state that we prioritize our own people above all else, because we understand that taking care of each other is the foundation that enables us to provide uncommon excellence and hospitality to our guests, our community, our suppliers and our investors. We refer to our customers as "guests," as we treat anyone who walks into our restaurants, or "Shacks," as if they were guests in our home. Except as specifically noted or as the context otherwise implies, the description of our menu, supply chain and operations in this prospectus applies to our domestic company-operated Shacks, as some of the Shacks operated by our licensees vary in menu, supply chain and operations.

Overview of Shake Shack

        Shake Shack is a modern day "roadside" burger stand serving a classic American menu of premium burgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. Founded by Danny Meyer's Union Square Hospitality Group, LLC ("USHG"), Shake Shack was created leveraging USHG's expertise in community building, hospitality, fine dining, restaurant operations and sourcing premium ingredients. Danny's vision of Enlightened Hospitality guided the creation of the unique Shake Shack culture that, we believe, creates a differentiated experience for our guests across all demographics at each of the 57 Shacks around the world. As Shake Shack's Board Chairman and USHG's Chief Executive Officer, Danny has drawn from USHG's experience creating and operating some of New York City's most acclaimed and popular restaurants, including Union Square Cafe, Gramercy Tavern, Blue Smoke, The Modern and Maialino, to build what we believe is a new fine casual restaurant category in Shake Shack.

        Shake Shack originated from a hot dog cart that USHG established in 2001 to support the rejuvenation of New York City's Madison Square Park through its Conservancy's first art installation—"I © Taxi." The hot dog cart was an instant hit, with lines forming daily throughout the summer months for the next three years. In response to this success, the city's Department of Parks and Recreation awarded Shake Shack a contract to create a kiosk to help fund the park's future. In 2004, Shake Shack officially opened and immediately became a community gathering place for New Yorkers and visitors from all over the world. Over the last decade, Shake Shack has become a beloved New York City institution that generates significant media attention, critical acclaim and a passionately devoted following. We have since grown rapidly, with 57 Shacks in nine countries and 32 cities.

        Our vision is to Stand For Something Good in all aspects of Shake Shack's business, including the exceptional team we hire and train, the premium ingredients making up our menu, our community engagement and the design of our Shacks. Stand For Something Good is a call to action to all of our stakeholders—our team, guests, communities, suppliers and investors—and we actively invite them all to share in this philosophy with us. This commitment drives our integration into the local communities in which we operate and fosters a lasting connection with our guests. We continually invest in our "Shack Team," as we believe that team members who are treated and trained well will deliver Enlightened Hospitality and a superior guest experience. Through our leadership development program, The Shacksperience, we teach our team members the principles of Enlightened Hospitality and how to live and breathe our Shack Pact, the agreement that encompasses our value system and brand ethos. Our people make all the difference, as they embody the sense of community necessary to create the complete Shake Shack experience. This vision reflects our goal to be the best burger company in the world, for the world and for our team.

        We believe Shake Shack has become a compelling lifestyle brand and has helped to pioneer the creation of a new fine casual category in restaurants. Fine casual couples the ease, value and convenience of fast casual concepts with the high standards of excellence in thoughtful ingredient sourcing, preparation, hospitality and quality grounded in fine dining. As a pioneer in this new category, we strive to maintain the culinary traditions of the classic American burger stand, while providing our guests a menu of chef-inspired food and drinks. Our signature items are our all-natural, hormone and antibiotic-free burgers, hot dogs, crinkle-cut fries, shakes and frozen custard. We cook our burgers and spin our shakes to order and strive to use the freshest premium ingredients available. This core menu is supplemented with seasonal and innovative culinary offerings such as those featured during our annual Shacktoberfest event.

        Of the 57 Shacks, there are 28 domestic company-operated Shacks, five domestic licensed Shacks and 24 international licensed Shacks. We open Shacks in areas where communities gather, often with high foot traffic and substantial commercial density such as New York City's Theater District, London's Covent Garden and Dubai's Mall of the Emirates. We have been able to successfully grow across a variety of locations due to our versatile Shack formats and designs that are tailored to reflect each Shack community's core attributes. During the three fiscal years ended December 25, 2013, we grew from seven Shacks in two states to 40 Shacks across six states, Washington, D.C. and eight other countries, representing a 79% compound annual growth rate ("CAGR"). In fiscal 2013, our domestic company-operated Shacks had AUVs of approximately $5.0 million, of which our Manhattan Shacks had AUVs of approximately $7.4 million and our non-Manhattan Shacks had AUVs of approximately $3.8 million. During the three fiscal years ended December 25, 2013, our total revenue grew from $19.5 million to $82.5 million, a 62% CAGR, our net income grew from $0.2 million to $5.4 million, and Adjusted EBITDA grew to $14.5 million. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income, see "—Summary Historical and Pro Forma Consolidated Financial and Other Data."

(1)
Shack system-wide sales includes combined revenue from all of our domestic company-operated Shacks and our domestic and international licensed Shacks. Our total revenue is limited to Shack sales from domestic company-operated Shacks and licensing revenue from our domestic and international licensed Shacks.

The Burger Market

        Shake Shack is part of the burger market of the restaurant industry, which is the largest dine-out segment in the United States with more than $72 billion in 2013 sales, according to Technomic Inc. The burger industry is estimated to be twice the size of the pizza market, which is the next largest category. Given its role as the quintessential American meal, burgers have also proven to be the most portable concept internationally, with an estimated global market size of over $135 billion.

        With the majority of the burger restaurant segment comprised of quick service restaurant competitors, we believe that Shake Shack is well positioned to take market share, as we believe consumers will continue to trade up to higher quality offerings given an increasing consumer focus on responsible sourcing, ingredients and preparation. Additionally, we believe that consumers will continue to move away from the added time commitment and cost of traditional casual dining.

        We believe that many consumers want to associate with brands whose ethos matches that of their own, and that Shake Shack's fine casual position, born and raised in Manhattan, creates a distinctly differentiated global lifestyle brand opportunity.

What Makes Shake Shack Special

        1. Our culture of Enlightened Hospitality: taking care of each other.    We believe that the culture of our team is the single most important factor in our success. We aim to recruit and develop a team with the innate "personality to please" that cannot be taught. We look for people who are warm, friendly, motivated, caring, self-aware and intellectually curious team members, or what we call "51%'ers." We use the term "51%" to describe the emotional skills needed to thrive at the job and "49%" to describe the technical skills needed for the job. Our 51%'ers are excited and committed to championship performance, remarkable and enriching hospitality, embodying our culture and actively growing themselves and the brand. Our team is trained to understand and practice the values of Enlightened Hospitality: caring for each other, caring for our guests, caring for our community, caring for our suppliers and caring for our investors. These principles have been championed by Danny Meyer throughout his career and are detailed in his New York Times best-selling book Setting the Table: The Transforming Power of Hospitality in Business; they are fundamental to the way Shake Shack operates its business. We invest in our team through extensive leadership development programs to ensure that Shake Shack remains a great place to work and an exciting career choice for team members at every level. We have built a culture of active learning and we foster an environment of leadership development throughout the entire lifecycle of employment. We seek to be the employer of choice by offering above industry average compensation in most markets, comprehensive benefits and a variety of incentive programs, including a monthly revenue-sharing program with our employees. We believe that our culture of Enlightened Hospitality enables us to develop future leaders from within and deliver a consistent Shack experience as we continue to grow.

        2. Fine Casual: inspired food and drink.    We embrace our Company's fine-dining heritage and are committed to sourcing premium, sustainable ingredients, such as all-natural, hormone and antibiotic-free beef, while offering excellent value to our guests. Our core menu remains focused and is supplemented with targeted innovation inspired by the best versions of the classic American roadside burger stands. As a result of culinary creativity and excellence, we attract continued interest from partners such as award-winning chefs, talented bakers, farmers and artisanal purveyors who want to collaborate with us in different and engaging ways. We never stop looking for the best culinary ingredients and the best partners in order to exceed our guests' expectations in every aspect of their experience.

        3. Beloved lifestyle brand.    In Shake Shack's 10-year history, we have become a globally recognized brand with outsized consumer awareness relative to our current footprint. Shake Shack is a New York City institution, a vibrant and authentic community gathering place that delivers an unparalleled experience to loyal, passionate guests and a broad, global demographic. Born in 2004, Shake Shack grew up alongside the emergence of social media and has benefited from an ongoing love affair with passionate fans who share their real-time experiences with friends. We aim to establish genuine connections with our guests and the communities in which they live. Each Shack is localized with design and menu options that we believe drive a sense of appreciation and enthusiasm for the Shake Shack brand. Shake Shack has been recognized with numerous accolades, including Bon Appétit's "The 20 Most Important Restaurants in America" (ranked #16), TIME Magazine's "17 Most Influential Burgers of All Time" (ranked #7 for the ShackBurger) and winning "Best Burger" in 2007 and 2014 at the South Beach Wine and Food Festival's Burger Bash.

        4. Versatile real estate model built for growth.    During fiscal 2013, we grew the number of our domestic company-operated Shacks by 62% to 21. We will continue to not only fill in existing markets such as New York, Boston, Philadelphia, Washington, D.C., Atlanta, Chicago and South Florida to leverage operational effectiveness as we cluster in high-density markets, but also enter new markets, including Las Vegas and Austin, where we have signed leases. Although we currently have only 57 Shacks around the world, we have identified many attractive and differentiated markets for the Shake Shack experience. In major metropolitan areas, we seek locations where communities gather, often with characteristics such as high foot traffic, substantial commercial density, reputable co-tenants and other traffic drivers such as proximity to parks, museums, schools, hospitals and tourist attractions. For every potential domestic company-operated Shack we consider, we apply rigorous financial metrics to ensure we maintain our targeted profitability. We measure much of our financial success by analyzing Shack-level operating profit margins, cash-on-cash returns and payback periods. Our flexible model allows us to design our Shacks so that we can pursue a variety of property types. We have successfully launched different layouts and sizes of Shacks in varied locations throughout urban high density areas, suburban in-line and pad sites, regional malls, lifestyle centers, ballparks, airports and train stations. Each design is critical to the Shake Shack experience and we blend our core brand identifiers with features specifically designed for each Shack to be of its place and connect directly with its neighborhood. With a disciplined approach to new Shack development and a successful track record in site selection, we are positioned well for future growth.

        5. Shack-onomics.    Our brand power and thoughtful approach to growth have resulted in strong Shack performance across a variety of geographic areas and formats and during both strong and weak economic environments. Our Shack model is designed to generate attractive Shack-level operating profit margins, strong cash flow and high returns on invested capital. We have notable AUVs at both Manhattan Shacks and non-Manhattan Shacks. In fiscal 2013, our domestic company-operated Shacks had AUVs of approximately $5.0 million, of which our Manhattan Shacks generated AUVs of approximately $7.4 million with Shack-level operating profit margins of approximately 30% and our non-Manhattan Shacks generated AUVs of approximately $3.8 million with Shack-level operating profit margins of approximately 22%. Historically, our domestic company-operated Shacks have delivered an attractive average cash-on-cash return of 65% and payback period of 1.5 years, of which our Manhattan Shacks generated an average cash-on-cash return of 82% and a payback period of 1.2 years and our non-Manhattan Shacks generated an average cash-on-cash return of 31% and payback period of 3.2 years. Since the vast majority of future Shacks will be non-Manhattan locations, we are targeting AUVs in the $2.8 to $3.2 million range, Shack-level operating profit margins in the 18 to 22% range and cash-on-cash returns in the 30 to 33% range.

        6. The Shack travels abroad.    With 24 licensed Shacks outside the United States, we believe that we have proven to be an internationally desirable restaurant concept. Our track record of opening successful Shacks in both the United States and overseas demonstrates the global appeal of Shake Shack and validates our belief in our significant whitespace opportunity internationally. We currently have license agreements for four major international territories, with Shacks operating in eight countries. The Middle East has been our most prominent growth market with 17 Shacks in operation, followed by Turkey with four, Russia with two and the United Kingdom with one. In fiscal 2013, our international licensed Shacks had AUVs of approximately $6.1 million, which resulted in license fees of approximately $3.5 million. In addition to license fees, we also receive exclusive territory fees, which help us fund further domestic growth.

        7. Leaders training future leaders.    Our team is led by passionate and experienced senior leaders, balanced with professionals formerly from USHG's fine dining operations and industry veterans from larger restaurant companies. Randy Garutti, our Chief Executive Officer, combines strategic multi-unit leadership experience with fine dining expertise. Randy has worked in restaurants since he was 13 and joined USHG in 2000 as General Manager of Tabla, followed by Union Square Cafe, and later took on the role of Director of Operations overseeing all USHG restaurants, prior to launching the first Shake

Shack in 2004. Randy has led the development of the Shake Shack concept from its earliest stages and guided every aspect of the business. Jeff Uttz, our Chief Financial Officer, brings valuable experience managing high growth restaurant concepts drawing from his 22 years of restaurant finance experience, most recently as Chief Financial Officer at Yard House Restaurants. Jeff led the expansion of Yard House from three units when he began to over 40 units when Yard House was acquired by Darden Restaurants, Inc. Randy and Jeff are supported by a talented executive leadership team that has deep experience in operations, culinary arts, supply chain, finance and accounting, training and leadership development, people resources, real estate and design, construction and facilities, information technology, legal, marketing and communications.

Shake Shack is in the Very Early Stages of Growth

        We believe that we are well-positioned to achieve significant, sustainable financial growth, primarily driven by:

        Opening new domestic company-operated Shacks.    This is where our greatest immediate opportunity for growth lies. We waited nearly five years to open our second Shack, and we are still in the very nascent stage of our story, with only 28 domestic company-operated and five domestic licensed Shacks in nine states and Washington, D.C. We believe there is tremendous whitespace opportunity to expand in both existing and new U.S. markets, and we have invested in our infrastructure through new hires at our home office to enable us to continue to grow rapidly and with discipline. In fiscal 2013, we significantly expanded our domestic company-operated footprint by opening eight new Shacks representing 62% domestic unit growth. Thus far in fiscal 2014, we have opened seven domestic company-operated Shacks and plan to open two more by fiscal year end. We plan to open at least 10 new domestic company-operated Shacks each year, beginning in fiscal 2015, for the foreseeable future. Based on our experience, and analysis and research conducted for us by eSite, we believe that we can grow our current domestic company-operated Shack footprint to at least 450 Shacks by adding more domestic company-operated Shacks in new and existing markets. The rate of future Shack additions in any particular period is inherently uncertain and is subject to numerous factors that are outside of our control. As a result, we do not currently have an anticipated timeframe for such expansion. We believe we have a versatile real estate model built for growth. We have adopted a disciplined expansion strategy designed to leverage the strength of our business model and our significant brand awareness to successfully develop new Shacks in an array of markets that are primed for growth, including new, existing, small and large markets. We will use a portion of the proceeds from this offering to open new Shacks and renovate existing Shacks. See "Use of Proceeds." As we grow, we will continue to live by one principle to ensure the success of both our new and existing restaurants: "The Bigger We Get, The Smaller We Need To Act." This mantra is central to our Stand For Something Good vision and encompasses our commitment to continue to make decisions that focus on the core of who we are, staying true to the principles of Enlightened Hospitality.

        Capitalizing on our outsized brand awareness.    The Shake Shack experience has cultivated significant brand awareness relative to the small number of Shacks. We have worked tirelessly to establish a genuine connection with our guests and integrate into their communities through investment in innovative marketing and programming. We utilize various social media outlets to actively engage with our growing online following. In June 2014, we ranked #10 on Restaurant Social Media Index's top 250 restaurant brands, which is measured on influence, sentiment and engagement. Furthermore, we believe that our press and media impressions and industry recognition are a testament to the strength of our brand. We were named one of "The 25 Most Innovative Consumer and Retail Brands" in 2014 by Entrepreneur.com, ranked #11 in The Daily Meal's "101 Best Restaurants in America" for 2013, and were the winner of the 2013 "Most Loved Brand of the Year" from the RIZMY Awards, "Best Burger" at the 2014 South Beach Wine and Food Festival's Burger Bash and more. Additionally, we give back to the communities in which we operate, and strengthen awareness for philanthropic causes such as Share Our Strength's No Kid Hungry campaign. Our marketing focuses on interacting with our guests in an authentic, innovative manner which creates memorable, meaningful experiences. The experience that we provide for our guests and local communities has generated a growing loyal following who promote our brand through word-of-mouth. We believe that this outsized brand awareness will continue to fuel our growth in existing and new markets.

        Growing Same Shack Sales.    Given the significant awareness of our brand and the excitement we have been able to generate for our market launches, our Shacks have generally opened with higher volumes and operating profits relative to their second year, which have often shown a decline in sales and operating profit. In year three, our Shacks generally mature and continue to grow from the second year base and then retain these higher volumes over time. It is important to note that, while our goal is to grow same Shack sales over time, this is not our greatest growth opportunity. We expect our Shacks to deliver low same Shack sales growth for the foreseeable future as the number of new Shack openings relative to our comparable Shack base remains our primary driver of growth. We do, however, continually focus on improving our same Shack sales performance by providing an engaging and differentiated guest experience that includes new seasonal and Shack-specific offerings, unique and thoughtful integration with local communities and high standards of excellence and hospitality. We will continue to innovate around our core menu to keep our offerings fresh, while remaining focused on our signature items. For example, our SmokeShack, which debuted in 2012, has been a great success and helped drive sales.

        Opportunistically increasing our licensed Shacks abroad.    We will continue to grow our licensed portfolio by expanding further in the eight countries in which we currently have internationally licensed operations. This strategy historically has been a low-cost, high-return method of growing our brand awareness and providing significant cash flow. We believe there are additional international markets that will embrace the Shake Shack concept. Given our position in New York and the success of our current licensed Shacks at home and abroad, we continue to attract substantial interest from potential international licensees around the world and have identified opportunities to expand our licensing footprint in existing and new international markets.

Summary Risk Factors

        We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled "Risk Factors," including the following risks, before investing in our Class A common stock:

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  our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets;

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  damage to our reputation could negatively impact our business, financial condition and results of operations;

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  food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs;

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  shortages or interruptions in the supply or delivery of food products;

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  risks related to our international operations and our international licensed Shacks; and

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  we face significant competition for guests, and our inability to compete effectively may affect our traffic, Shack sales and Shack-level operating profit margins.

Summary of the Transactions

        Prior to the consummation of this offering and the organizational transactions described below, the Original SSE Equity Owners are the only members of SSE Holdings. Shake Shack Inc. was incorporated as a Delaware corporation on September 23, 2014 to serve as the issuer of the Class A common stock offered hereby. In connection with the closing of this offering we will consummate the following organizational transactions:

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  we will amend and restate the second amended and restated limited liability company agreement of SSE Holdings, as amended, effective as of the completion of this offering (the "SSE Holdings LLC Agreement"), to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in SSE Holdings, (ii) exchange all of the Original SSE Equity Owners' existing membership interests in SSE Holdings for LLC Interests and (iii) appoint Shake Shack as the sole managing member of SSE Holdings;

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  we will amend and restate Shake Shack's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC interests they own, for nominal consideration;

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  we will issue shares of our Class A common stock to the purchasers in this offering;

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  we will use all of the net proceeds from this offering (including net proceeds received upon exercise of the underwriters' option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing        % of SSE Holdings' outstanding LLC Interests (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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  SSE Holdings will use the proceeds from the sale of LLC Interests to Shake Shack as described in "Use of Proceeds," including (i) to pay the fees and expenses in the amount of approximately $       million in connection with this offering, (ii) to repay the outstanding borrowings under our Revolving Credit Facility in the amount of approximately $       million, including $21.9 million of borrowings used to make a distribution to the Original SSE Equity Owners and (iii) approximately $       million for general corporate purposes, including opening new Shacks and renovating existing Shacks;

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  the Former SSE Equity Owners will transfer their LLC Interests for        shares of Class A common stock on a one-to-one basis;

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  the Former UAR Plan Participants will receive        shares of Class A common stock in settlement of their awards under the UAR Plan (and Shake Shack will receive a corresponding number of LLC Interests from SSE Holdings);

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  the Continuing SSE Equity Owners will continue to own the LLC Interests they received in exchange for their existing membership interests in SSE Holdings, which LLC Interests, following this offering, will be redeemable, at the election of such members, for, at Shake Shack's option, as determined by or at the direction of Shake Shack's board of directors, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SSE Holdings LLC Agreement; and

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  Shake Shack will enter into (i) a tax receivable agreement (the "Tax Receivable Agreement") with the Continuing SSE Equity Owners and (ii) a registration rights agreement (the "Registration Rights Agreement") with the Continuing SSE Equity Owners who, assuming that all of the LLC Interests of the Continuing SSE Equity Owners are redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis, will own            shares of Shake Shack's Class A common stock, representing approximately        % of the combined voting power of all of Shake Shack's common stock (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and the Former SSE Equity Owners.

        We refer to the foregoing transactions collectively as the "Transactions." For more information regarding our structure after the completion of the Transactions, including this offering, see "The Transactions."

        Immediately following this offering, Shake Shack will be a holding company and its principal asset will be the LLC Interests it purchases from SSE Holdings and acquires from the Former SSE Equity Owners. As the sole managing member of SSE Holdings, we will operate and control all of the business and affairs of SSE Holdings and, through SSE Holdings and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate SSE Holdings in our consolidated financial statements and will report a non-controlling interest related to the LLC Interests held by the Continuing SSE Equity Owners on our consolidated financial statements.

        See "Description of Capital Stock" for more information about our certificate of incorporation and the terms of the Class A common stock and Class B common stock. See "Certain Relationships and Related Party Transactions" for more information about:

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  the SSE Holdings LLC Agreement, including the terms of the LLC Interests and the redemption right of the Continuing SSE Equity Owners;

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  the Tax Receivable Agreement;

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  the Registration Rights Agreement; and

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  the Voting Agreement.

        The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Continuing SSE Equity Owners
Former SSE Equity Owners and Former UAR Plan Participants
Investors in this Offering
Class A common stock
• % voting interest
• % economic interest
Shake Shack Inc. (Delaware Corporation) Issuer
Class B common stock
• % voting interest
• no economic interest
Class A common stock
• % voting interest
• % economic interest
Sole Managing Member LLC Interests
• % economic interest
LLC Interests
• % economic interest
SSE Holdings, LLC (Delaware LLC)
Operating Subsidiaries

Our Corporate Information

        Shake Shack Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on September 23, 2014. Our corporate headquarters are located at 24 Union Square East, 5th Floor, New York, NY 10003. Our telephone number is (646) 747-7200. Our principal website address is www.shakeshack.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

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  we are required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

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  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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  we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes;" and

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  we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity.

        The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

 The Offering

Issuer in this offering	Shake Shack Inc.
Class A common stock offered by us	shares.
Underwriters' option to purchase additional shares of Class A common stock from us solely to cover overallotments	shares.
Class A common stock to be issued to the Former SSE Equity Owners and the Former UAR Plan Participants	shares.
Class A common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock to be outstanding after this offering	shares, all of which will be owned by the Continuing SSE Equity Owners.
Voting Rights

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See "Description of Capital Stock."

Voting power held by purchasers in this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting power held by the Former SSE Equity Owners and the Former UAR Plan Participants	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting power held by all holders of Class A common stock after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting power held by all holders of Class B common stock after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Original SSE Equity Owners and the Former UAR Plan Participants after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests

Our amended and restated certificate of incorporation and the SSE Holdings LLC Agreement will require that we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). and SSE Holdings at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, as well as a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing SSE Equity Owners and the number of LLC Interests owned by the Continuing SSE Equity Owners. This construct is intended to result in the Continuing SSE Equity Owners having a voting interest in Shake Shack that is identical to the Continuing SSE Equity Owners' percentage economic interest in SSE Holdings. The Continuing SSE Equity Owners will own all of our outstanding Class B common stock.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $            per share (the midpoint of the price range listed on the cover page of this prospectus).

We intend to use the net proceeds that we receive from this offering to purchase            newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price per share of Class A common stock less underwriting discounts and commissions payable thereon.

We intend to cause SSE Holdings to use such proceeds (i) to pay the fees and expenses in the amount of approximately $          million in connection with this offering, (ii) to repay the outstanding borrowings under our Revolving Credit Facility in the amount of approximately $            million, including $21.9 million of borrowings used to make a distribution to the Original SSE Equity Owners and (iii) approximately $             million for general corporate purposes, including opening new Shacks and renovating existing Shacks. See "Use of Proceeds."

Redemption rights of holders of LLC Interests

The Continuing SSE Equity Owners, from time to time following the offering may require SSE Holdings to redeem or exchange all or a portion of their LLC Interests for, at Shake Shack's option, as determined by or at the direction of Shake Shack's board of directors, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SSE Holdings LLC Agreement. See "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement." Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing SSE Equity Owner, redeem or exchange LLC Interests of such Continuing SSE Equity Owner pursuant to the terms of the SSE Holdings LLC Agreement.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing SSE Equity Owners upon redemption or exchange of their LLC Interests and the shares of our Class A common stock that are issued to the Former SSE Equity Owners in connection with the Transactions. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to approximately            shares of our Class A common stock being offered for sale to our directors, officers and certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Controlled company	Following this offering we will be a "controlled company" within the meaning of the corporate governance rules of . See "Management—Corporate Governance."

Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in SSE Holdings' debt agreements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Our ability to pay dividends may also be restricted by the terms of any credit agreement or any debt or preferred equity securities of ours or of our subsidiaries. See "Dividend Policy."

Tax Receivable Agreement

We will enter into the Tax Receivable Agreement with SSE Holdings and the Continuing SSE Equity Owners that will provide for the payment by Shake Shack to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that Shake Shack actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests described above under "—The Offering—Redemption rights of holders of LLC Interests" and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Risk factors

Investing in shares of our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed symbol	"SHAK."

        The number of shares of our Class A common stock to be outstanding after this offering is based on the membership interests of SSE Holdings outstanding as of                  , 2014 and excludes:

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              shares of Class A common stock reserved for issuance under our 2014 Incentive Award Plan (as described in in "Executive Compensation—New Employment Agreements and Incentive Plans"), consisting of                                    shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Director Compensation" and "Executive Compensation—New Equity Awards," and                                    additional shares of Class A common stock reserved for future issuance; and

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               shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Interests by the Continuing SSE Equity Owners.

        Unless otherwise indicated, this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

 Summary Historical and Pro Forma Consolidated Financial and Other Data

        The following tables present the summary historical and pro forma consolidated financial and other data for SSE Holdings, LLC and its subsidiaries. SSE Holdings, LLC is the predecessor of the issuer, Shake Shack Inc., for financial reporting purposes. The summary consolidated statement of operations data for each of the years in the two-year period ended December 25, 2013 and the summary consolidated balance sheet data as of December 26, 2012 and December 25, 2013 are derived from the audited consolidated financial statements of SSE Holdings, LLC and its subsidiaries contained herein. The summary consolidated statements of operations data for the thirty-nine weeks ended September 24, 2014 and September 25, 2013 and the summary consolidated balance sheet data as of September 24, 2014 are derived from the unaudited condensed consolidated financial statements of SSE Holdings, LLC and its subsidiaries included in this prospectus. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with the "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

        The summary unaudited pro forma consolidated financial data of Shake Shack Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data for the fiscal year ended December 25, 2013 and as of and for the thirty-nine weeks ended September 24, 2014 give effect to the Transactions as described in "The Transactions" and the completion of this offering as if all such transactions had occurred on December 27, 2012, in the case of the summary unaudited pro forma consolidated statement of operations data, and as of September 24, 2014, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

        The summary historical consolidated financial and other data of Shake Shack Inc. have not been presented as Shake Shack Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical SSE Holdings, LLC
					Pro Forma Shake Shack Inc.
	Fiscal year ended		Thirty-nine weeks ended
					Fiscal year ended December 25, 2013	Thirty-nine weeks ended September 24, 2014
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
					(unaudited)
Consolidated statement of operations data:
Revenues
Shack sales	$55,591	$78,587	$56,783	$78,988	$	$
Licensing revenue	1,447	3,869	2,721	4,770

Total revenue	57,038	82,456	59,504	83,758
Expenses
Operating expenses
Food and paper costs	16,774	23,865	17,211	24,248
Labor and related expenses	14,436	20,096	14,161	20,605
Other operating expenses	5,081	7,315	5,072	7,866
Occupancy and related expenses	5,053	6,892	4,871	6,794
General and administrative expenses	6,988	12,453	9,164	12,192
Depreciation expense	2,162	3,541	2,472	4,067
Pre-opening costs	1,858	2,334	1,705	3,828
Loss on disposal of property and equipment	—	25	17	28

Total expenses	52,352	76,521	54,673	79,628

Income from operations	4,686	5,935	4,831	4,130
Interest expense, net	156	52	31	219

Income before income taxes	4,530	5,883	4,800	3,911
Income tax expense	397	460	374	366

Net income	$4,133	$5,423	$4,426	$3,545	$	$

Pro forma net income per share data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net income available to Class A common stock per share:
Basic					$	$
Diluted					$	$

	Historical SSE Holdings, LLC			Pro Forma Shake Shack Inc.
	As of
(in thousands)	December 26, 2012	December 25, 2013	September 24, 2014	September 24, 2014
				(unaudited)
Consolidated balance sheet data:
Cash	$16,033	$13,076	$6,107	$
Total assets	44,068	55,219	65,537
Total liabilities	12,197	17,832	29,700
Total members'/stockholders' equity	31,871	37,387	35,837

	Fiscal year ended		Thirty-nine weeks ended
(Dollar amounts in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Other data:
Number of Shacks	21	40	33	53
Domestic company-operated	13	21	16	26
Domestic licensed	3	4	4	5
International licensed	5	15	13	22
Same Shack sales growth	7.1%	5.9%	5.5%	3.0%
Average unit volumes
Domestic company-operated Shacks	$5,367	$5,017
Manhattan Shacks	7,034	7,387
Non-Manhattan Shacks	3,791	3,840
International licensed Shacks(1)	9,665	6,077
Shack system-wide sales(1)	$81,048	$139,903	$98,931	$156,080
Shack-level operating profit margins(2)	25.6%	26.0%	27.2%	24.7%
Manhattan Shacks	29.0%	30.3%	31.7%	31.2%
Non-Manhattan Shacks	19.8%	21.9%	22.8%	20.8%
Adjusted EBITDA(3)	$9,998	$14,459	$11,417	$14,063
As a percentage of revenue	17.5%	17.5%	19.2%	16.8%
Capital expenditures	$11,036	$16,194	$10,359	$17,885

(1)
Shack system-wide sales includes combined revenue from all of our domestic company-operated Shacks and our domestic and international licensed Shacks. Our total revenue is limited to Shack sales from domestic company-operated Shacks and licensing revenue from our domestic and international licensed Shacks.

(2)
Shack-level operating profit margin is included in this prospectus because we believe that Shack-level operating profit margin is an important measure to evaluate the performance and profitability of each Shack, individually and in the aggregate. We use Shack-level operating profit margin information to benchmark our performance versus competitors. Shack-level operating profit margin is defined as Shack sales less operating expenses, including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses as a percentage of Shack sales. Shack-level operating profit margin is not required by, or presented in accordance with, GAAP. Shack-level operating profit margin is a supplemental measure of operating performance of our Shacks and our calculations thereof may not be comparable to similar measures reported by other companies. Shack-level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP.

  A reconciliation of Shack sales to Shack-level operating profit margin is set forth below:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Shack sales	$55,591	$78,587	$56,783	$78,988
Food and paper costs	16,774	23,865	17,211	24,248
Labor and related expenses	14,436	20,096	14,161	20,605
Other operating expenses	5,081	7,315	5,072	7,866
Occupancy and related expenses	5,053	6,892	4,871	6,794

Shack-level operating profit	$14,247	$20,419	$15,468	$19,475

Shack-level operating profit margin	25.6%	26.0%	27.2%	24.7%
(3)
EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

  EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures, Shack openings and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

  A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Net income	$4,133	$5,423	$4,426	$3,545
Depreciation expense	2,162	3,541	2,472	4,067
Interest expense, net	156	52	31	219
Income tax expense	397	460	374	366

EBITDA	6,848	9,476	7,303	8,197
Equity-based compensation(a)	450	93	51	124
Deferred compensation(b)	—	2,054	2,032	—
Pre-opening costs(c)	1,623	1,737	941	2,260
Deferred rent(d)	839	975	1,023	1,934
Loss on disposal of property and equipment(e)	—	25	17	28
Costs associated with this offering(f)	—	—	—	1,495
Other non-cash items(g)	238	99	50	25

Adjusted EBITDA	$9,998	$14,459	$11,417	$14,063

(a)
Non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

(b)
For the periods presented, represents amounts accrued under a bonus agreement we entered into with an employee pursuant to which we agreed to pay a bonus in a future period.

(c)
Non-capital expenditures associated with opening new Shacks exclusive of deferred rent incurred prior to opening.

(d)
Reflects the extent to which our annual rent expense has been above or below our cash rent payments.

(e)
Includes the loss on disposal of assets in the ordinary course of business.

(f)
Costs incurred in connection with this offering, including legal, accounting and other related expenses.

(g)
For the periods presented, represents non-cash charges related to certain employee benefits.

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

        One of the key means of achieving our growth strategies will be through opening and operating new Shacks on a profitable basis for the foreseeable future. We opened eight new domestic company-operated Shacks in fiscal 2013 and expect to open nine domestic company-operated Shacks and nine international licensed Shacks in fiscal 2014. We must identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current Shacks, demographics, traffic patterns and information gathered from our various contacts. We may not be able to open our planned new Shacks within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. As we operate more Shacks, our rate of expansion relative to the size of our Shack base will eventually decline.

        The number and timing of new Shacks opened during any given period may be negatively impacted by a number of factors including, without limitation:

  •
  the identification and availability of attractive sites for new Shacks and the ability to negotiate suitable lease terms;

  •
  the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn;

  •
  recruitment and training of qualified personnel in the local market;

  •
  our ability to obtain all required governmental permits, including zonal approvals, on a timely basis;

  •
  our ability to control construction and development costs of new Shacks;

  •
  competition in new markets, including competition for appropriate sites;

  •
  failure of the landlords to timely deliver real estate to us;

  •
  landlord delays;

  •
  the proximity of potential sites to an existing Shack, and the impact of cannibalization on future growth;

  •
  anticipated commercial, residential and infrastructure development near our new Shacks; and

  •
  the cost and availability of capital to fund construction costs and pre-opening expenses.

        Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. Our growth strategy, and the substantial investment associated with the development of each new company-operated Shack, may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be materially harmed or we may face losses.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

        Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong employee culture, and the atmosphere and design of our Shacks, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

        We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

  •
  food safety concerns, including food tampering or contamination;

  •
  food-borne illness incidents;

  •
  the safety of the food commodities we use, particularly beef;

  •
  guest injury;

  •
  security breaches of confidential guest or employee information;

  •
  employment-related claims relating to alleged employment discrimination, wage and hour violations; labor standards or healthcare and benefit issues; or

  •
  government or industry findings concerning our Shacks, restaurants operated by other foodservice providers, or others across the food industry supply chain.

        Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

        Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs.

        Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. In addition, consumer preferences could be affected by health concerns about the consumption of beef, our key ingredient. A negative report or negative publicity, whether related to one of our Shacks or to a competitor in the industry, may have an adverse impact on demand for our food and could result in decreased guest traffic to our Shacks. A decrease in guest traffic to our Shacks as a result of these health concerns or negative publicity could materially harm our brand, business, financial condition and results of operations.

        Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple Shacks would be affected rather than a single Shack. We cannot assure that all food items will be properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our Shacks. If our guests become ill from food-borne illnesses, we could be forced to temporarily close some Shacks. Furthermore, any instances of food contamination, whether or not at our Shacks, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's (the "FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

        We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

        Our burgers depend on the availability of our proprietary ground beef blend. Availability of our blend depends on two different components; raw material supplied by the slaughterhouses and ground and formed beef patties supplied by regional grinders who further process and convert whole muscle purchased from the slaughterhouses. The primary risk we face is with our regional grinders. If there is an interruption of operation at any one of our regional grinder's facilities, we face an immediate risk because each Shack typically has less than three days of beef patty inventory on hand. However, we have agreements with our regional grinders to provide an alternative back up supply in the event of a disruption in their operations. In addition, our largest supplier of raw material has agreed to an emergency plan to supply us in the event of a disruption of operations at one of our beef grinders through our broadline distributor's distribution network, but it would not be able to do so immediately.

        We currently have five approved sources of raw material in the United States. If there is a supply issue with all U.S. raw material, we have seven approved suppliers in other countries. The risks to using international suppliers are shipping lead time, shipping costs, potential import duties and U.S. customs. It is unknown at this time how long it would take and at what cost the raw material would be to import from any such other country, but the delay and cost would likely be adverse to our business.

Our international licensed Shacks import most of our proprietary and other core ingredients from the United States and the European Union. If this international supply chain is interrupted, our international licensed operations could encounter supply shortages and incur higher costs.

        Our international licensed Shacks import most of our proprietary ingredients from the United States and the European Union (the "EU"). For example, our proprietary blend of beef patties and/or raw materials for beef patties originate from the United States and the EU as well as Australia. In addition, our potato buns are exclusively from the United States, and other key items such as crinkle-cut fries and American cheese originate within the United States or the EU. While we have established secondary supply solutions for some of these ingredients, we have not acquired secondary supplies for all of them.

        Due to the long lead time and general volatility in the supply chain, the third party logistic providers for our international licensed Shacks in the Middle East carry one to three months of inventory to allow for delays or interruptions in the supply chain. Specifically, we have had past and ongoing issues in ensuring that timely and adequate supplies reach our Middle East Shacks. In the

Middle East, our licensee, Alshaya Trading Company W.L.L. ("Alshaya"), delegates the supply function to its third party logistics providers in each country in which Alshaya operates, with which we have limited and restricted communication, preventing us from exercising control or instruction over such entities. As a result, in the Middle East, Alshaya has a limited ability to achieve economies of scale and minimize production and freight costs.

        The recent sanctions enacted by the Russian Federation on many imported ingredients from the United States, the EU and Australia have affected our licensee in Russia's ability to import such ingredients to our Russian Shack. As a result of the changing and uncertain nature of such sanctions, while our licensee in Russia has identified a back-up supplier, we are unable to guarantee that the licensee will be able to import our proprietary ingredients to supply this Shack. We have given our licensee in Russia approval to utilize alternative ingredients not affected by the sanctions, but there is a risk that these substitute ingredients may be inferior in taste and quality or come from suppliers that have not been vetted for food safety and quality assurance.

        Our U.K. Shack faces challenges in obtaining potato buns and custard, which originate from our U.S. suppliers. While these ingredients have no trade restrictions, they must be shipped from the United States, which poses an ongoing risk of delay in supply deliveries.

        Our Turkish Shacks currently import many key ingredients from both the EU and the United States. As is common in many developing markets, regulations are always subject to change which could potentially give rise to import risks should current importation legislation change. We are currently working on local Turkish alternatives to alleviate these risks in the future.

        If our international licensed Shacks are unable to obtain our proprietary ingredients in the necessary amounts in a timely fashion as a result of logistics issues, sanctions or other challenges, it could harm its business and adversely affect the licensing fees we receive from Alshaya, adversely impacting our business and results of operations.

We have a limited number of suppliers for our major products and rely on one distribution company for the majority of our domestic distribution program. If our suppliers or distributor are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.

        We have a limited number of suppliers for our major products, including beef patties, potato buns, custard, Portobello mushrooms and cheese sauce. In fiscal 2013, we purchased all of our (i) ground beef patties from two suppliers, with more than 87% of our ground beef patties supplied by one supplier, (ii) potato buns directly from one supplier, (iii) custard base from one supplier, (iv) 'Shroom Burgers from two suppliers, with approximately 50% of our 'Shroom Burgers supplied by each supplier and (v) ShackSauce from two suppliers, with approximately 87% of our ShackSauce supplied by one supplier. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our Shacks may materially and adversely affect our results of operations while we establish alternative distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

        We contract with one distributor to provide virtually all of our food distribution services in the United States. Specifically, as of September 24, 2014, we consolidated approximately 89% of our core food and beverage ingredients, as well as 100% of our paper goods and chemicals with this distributor, which we refer to as our broadline distributor, for distribution and delivery to each Shack. We currently utilize six affiliated distribution centers and plan to add three more by the end of fiscal 2014. Each distribution center carries two to three weeks of inventory for our core ingredients. In the event of a catastrophe, such as a fire, our broadline distributor can supply the Shacks affected by their respective distribution center from another affiliated distribution center. If a catastrophe, such as a fire, were to occur at the distribution center that services the New York and New Jersey Shacks, we would be at immediate risk of product shortages because that distribution center supplies approximately 39% of our domestic company-operated Shacks, which collectively represented approximately 61% of our Shack sales, as of September 24, 2014. The other five distribution centers are all along the eastern seaboard and collectively supply the other approximately 61% of our domestic company-operated Shacks which represent the remaining approximately 39% of our total Shack sales.

        Accordingly, although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations. See "Business—Operations—Sourcing and Supply Chain."

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

        Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. Further, our guests and employees have a high expectation that we and our service providers will adequately protect their personal information.

        The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service provider's information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from guests and employees, any of which could have a material adverse effect on our financial condition and results of operations.

We face significant competition for guests, and our inability to compete effectively may affect our traffic, Shack sales and Shack-level operating profit margins, which could adversely affect our business, financial condition and results of operations.

        The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to food quality, service, price and value, design and location. We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with (i) "better burger" restaurants, (ii) fast casual restaurants, (iii) quick service restaurants and (iv) casual dining restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing Shacks or intend to locate new Shacks. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have or plan to have Shacks. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability.

        Our continued success depends in part on the continued popularity of our menu and the experience we offer guests at our Shacks. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, some of our competitors in the past have implemented programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, Shack sales and Shack-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

Our expansion into new domestic markets may present increased risks, which could affect our profitability.

        We plan to open domestic company-operated Shacks in markets where we have little or no operating experience. Shacks we open in new markets may take longer to reach expected Shack sales and profit levels on a consistent basis, are likely to be less profitable on average than our Manhattan Shacks and may have higher construction, occupancy or operating costs than Shacks we open in existing markets. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign area directors to manage comparatively fewer Shacks than we assign in more developed markets. Also, until we attain a critical mass in a market, the Shacks we do open will have reduced operating leverage. As a result, these new Shacks may be less successful or may achieve target Shack-level operating profit margins at a slower rate, if ever. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected. In addition, we plan to continue to expand into new international markets, which can pose similar and additional challenges in opening new Shacks.

New Shacks, once opened, may not be profitable, and the performance of our Shacks that we have experienced in the past may not be indicative of future results.

        Our results have been, and in the future may continue to be, significantly impacted by the timing of new Shack openings (often dictated by factors outside of our control), including landlord delays, associated Shack pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new Shacks. We typically incur the most significant portion of pre-opening expenses associated with a given Shack within the three months preceding the opening of the Shack. Our experience has been that labor and operating costs associated with a newly opened Shack for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of Shack sales. Our new Shacks commonly take eight to 12 weeks to reach planned operating levels due to inefficiencies typically associated with new Shacks, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those Shacks. Accordingly, the volume and timing of new Shack openings may have a material adverse impact on our profitability.

        In addition, the majority of our current domestic company-operated Shacks are located in Manhattan and other high revenue markets. As we expand, this percentage will decline and as a result we may not be able to maintain our current AUVs and Shack-level operating profit margins and our business, financial condition and results of operations may be adversely affected.

        Although we target specified operating and financial metrics, new Shacks may not meet these targets or may take longer than anticipated to do so. Any new Shacks we open may not be profitable or achieve operating results similar to those of our existing Shacks, which could adversely affect our business, financial condition or results of operations.

Our Shack sales and profit growth could be adversely affected if same Shack sales growth is less than we expect.

        The level of same Shack sales growth, which represents the change in year-over-year revenues for domestic company-operated Shacks open for 24 months or longer, could affect our Shack sales growth. Our ability to increase same Shack sales depends in part on our ability to successfully implement our initiatives to build Shack sales. It is possible such initiatives will not be successful, that we will not achieve our target same Shack sales growth or that same Shack sales growth could be negative, which may cause a decrease in Shack sales and profit growth that would adversely affect our business, financial condition or results of operations.

Opening new Shacks in existing markets may negatively affect Shack sales at our existing Shacks.

        The consumer target area of our Shacks varies by location, depending on a number of factors, including population density, other local restaurants and attractions, area demographics and geography. As a result, the opening of a new Shack in or near markets in which we already have Shacks could adversely affect the Shack sales of those existing Shacks. Existing Shacks could also make it more difficult to build our consumer base for a new Shack in the same market. We will continue to cluster in select markets and open new Shacks in and around areas of existing Shacks that are operating at or near capacity to leverage operational efficiencies and effectively serve our guests. Shack sales cannibalization among our Shacks may become significant in the future as we continue to expand our operations and could adversely affect our Shack sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.

        Our growth plan includes a significant number of new Shacks. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing Shacks. If we experience a decline in the financial performance, we may decrease the number of or discontinue Shack openings, or we may decide to close Shacks that we are unable to operate in a profitable manner.

Our plans to open new Shacks, and the ongoing need for capital expenditures at our existing Shacks, require us to spend capital.

        Our growth strategy depends on opening new Shacks, which will require us to use cash flows from operations and a portion of the net proceeds of this offering. We cannot assure you that cash flows from operations and the net proceeds of this offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned Shack openings, which could have a material adverse effect on our business, financial condition, results of operations and the price of our Class A common stock.

        In addition, as our Shacks mature, our business will require capital expenditures for the maintenance, renovation and improvement of existing Shacks to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained.

        If the costs of funding new Shacks or renovations or enhancements at existing Shacks exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

        We do not own any real property and all of our domestic company-operated Shacks are located in leased premises. The leases for our Shacks generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. However, the license agreement for our Madison Square Park Shack can be terminated by the New York City Commissioner of Parks for any reason on 25 days' written notice.

        Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a Shack, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close Shacks in desirable locations. As of September 24, 2014, we were a party to operating leases associated with our Shacks and administrative offices requiring future minimum lease payments of $1.9 million in the aggregate through fiscal 2014 and approximately $164.9 million thereafter, which minimum lease commitments are not reflected as liabilities on our balance sheet. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under the Revolving Credit Facility (as defined in "Description of Indebtedness") or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

        We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our Class A common stock may decline as well.

We depend on key executive management.

        We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We do not maintain key man life insurance policies on any of our executive officers. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our Shacks.

        We believe that the "Enlightened Hospitality" culture of our Shack team is the single most important factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing Shacks and to staff new Shacks. We aim to hire warm, friendly, motivated, caring, self-aware and intellectually curious individuals, who are excited and committed to championship performance, remarkable and enriching hospitality, embodying our culture and actively growing themselves and our brand. A sufficient number of qualified individuals to fill these positions and qualifications may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. We place a heavy emphasis on the qualification and training of our personnel and spend a significant amount of time and money on training our employees. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability could also delay the planned openings of new Shacks and could adversely impact our existing Shacks. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in Shack openings could adversely affect our business and results of operations.

Unionization activities may disrupt our operations and affect our profitability.

        Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new Shacks in such markets could materially increase.

Increased food commodity and energy costs could decrease our Shack-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

        Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, certain regions of the United States have been experiencing a significant drought in 2014, which has increased the price of certain food commodities, including beef, dairy and produce. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our Shack sales and Shack-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same Shack sales growth in an amount sufficient to offset inflationary or other cost pressures.

        We do not currently hedge our commodity risks. We may decide to enter into certain forward pricing arrangements with our suppliers, which could result in fixed or formula-based pricing with respect to certain food products. However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

        Our profitability also is adversely affected by increases in the price of utilities, such as natural gas, electric, and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our results of operations.

Higher health care costs and labor costs could adversely affect our business.

        With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act (the "ACA"), we are required to provide affordable coverage, as defined in the ACA, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria in the ACA. Many of these requirements will be phased in over a period of time, with the majority of the most impactful provisions affecting us presently anticipated to begin in the second quarter of fiscal 2015. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

        Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our team members are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially affect our business, financial condition and results of operations.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

        The restaurant industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation discussed above, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing Shacks and delay or result in our decision to cancel the opening of new Shacks, which would adversely affect our business.

        The development and operation of Shacks depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

        There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, FSMA signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

        We are subject to the Americans with Disabilities Act (the "ADA"), which, among other things, requires our Shacks to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our Shacks to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

        In addition, our licensing activities are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating licensing activities in foreign countries. Failure to comply with new or existing licensing laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing sales and our relationships with our licensees.

        The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our Shacks if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our marketing strategies and channels will evolve and our programs may or may not be successful.

        Shake Shack is a small, but growing brand. We incur costs and expend other resources in our marketing efforts to attract and retain guests. The brand's promotion includes public relations, digital and social media, promotions, and in-store messaging, which require less marketing spend as compared to traditional marketing programs. Currently, the amount of discounted promotions and advertising we do is nominal. As the number of Shacks increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our Company.

        Some of these initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

        The restaurant industry depends on consumer discretionary spending. During the economic downturn starting in 2008, continuing disruptions in the overall economy, including the ongoing impacts of the housing crisis, high unemployment, and financial market volatility and unpredictability, caused a related reduction in consumer confidence, which negatively affected the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, inclement weather, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending. If these economic conditions persist or worsen, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. If such negative economic conditions persist for a long period of time or become more pervasive, consumer changes to their discretionary spending behavior, including the frequency with which they dine out, could be more permanent. If Shack sales decrease, our profitability could decline as we spread fixed costs across a lower level of Shack sales. Prolonged negative trends in Shack sales could cause us to, among other things, reduce the number and frequency of new Shack openings, close Shacks or delay remodeling of our existing Shacks or take asset impairment charges.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain Shacks may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

        In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual Shack operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. If an impairment indicator was deemed to exist for a Shack, the estimated undiscounted future cash flows would be compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future.

We rely on a limited number of licensees for the operation of our licensed Shacks, and we have limited control with respect to the operations of our licensed Shacks, which could have a negative impact on our reputation and business.

        We rely in part on our licensees and the manner in which they operate their Shacks to develop and promote our business. As of September 24, 2014, two licensees operated all of our domestic licensed Shacks and Alshaya, through affiliated and unaffiliated third party sublicensees, operated all of our international licensed Shacks. Our licensees are required to operate their Shacks according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to Shake Shack and its subsidiaries, and all laws and regulations applicable in the countries in which we operate. We provide training to these licensees to integrate them into our operating strategy and culture. However, since we do not have day-to-day control over all of these Shacks, we cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these Shacks. In addition, if our licensees fail to make investments necessary to maintain or improve their Shacks, guest preference for the Shake Shack brand could suffer. Failure of these Shacks to operate effectively could adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

        Although we have developed criteria to evaluate and screen prospective developers and licensees, we cannot be certain that the developers and licensees we select will have the business acumen necessary to open and operate successful licensed Shacks in their licensing areas. Our licensees compete for guests with other restaurants in their geographic markets, and the ability of our licensees to compete for guests directly impacts our results of operations, as well as the desirability of our brand to prospective licensees. Licensees may not have access to the financial or management resources that they need to open the Shacks contemplated by their agreements with us or to be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Licensees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Additionally, financing from banks and other financial institutions may not always be available to licensees to construct and open new Shacks. Any of these problems could slow our growth from licensing operations and reduce our licensing revenues.

A challenging economic environment may affect our licensees, with adverse consequences to us.

        Our operating results are impacted by the ability of our licensees to generate revenues at their licensed Shacks. It is possible that, in a challenging economic environment, some licensees could file for bankruptcy or become delinquent in their payments to us, which could have significant adverse impacts on our business due to loss or delay in payments of licensing and other fees. Bankruptcy or other adverse performance by our licensees could negatively impact our market share and operating results as we may have fewer well-performing Shacks, and adversely impact our ability to attract new licensees.

If we are unable to maintain good relationships with our licensees, revenues could decrease and we may be unable to expand our presence in certain markets.

        Our licensees pay us a license fee and certain other fees pursuant to our license agreements. The viability of our licensing business depends on our ability to establish and maintain good relationships with our licensees. In particular, our relationship with our international licensee, who is our sole international licensee and has an exclusive right to open new Shacks in certain markets, is critical to our international operations.

        The value of our brand and the rapport that we maintain with our licensees are important factors for potential licensees considering doing business with us. If we are unable to maintain good relationships with licensees, we may be unable to renew license agreements and opportunities for developing new relationships with additional licensees may be adversely affected. This, in turn, could have an adverse effect on our results of operations.

        Our license agreements require us and our licensees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we may be in disputes with one or more of our licensees. An adverse result in any such dispute could adversely impact our results of operations and business.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

        We rely heavily on information systems, including point-of-sale processing in our Shacks, for management of our supply chain, accounting, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

        We serve burgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

        For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

        We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.

        We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because a component of our strategy is to continue to grow our licensed business internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

        Twenty-four of our 29 licensed Shacks are located outside the United States and we expect to continue to expand our licensed Shacks internationally. As a result, we are and will be, on an increasing basis, subject to the risks of doing business outside the United States, including:

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  changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which our licensees operate;

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  the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner;

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  the presence and acceptance of varying levels of business corruption in international markets;

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  the ability to comply with, or impact of complying with, complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, intellectual property, licensing requirements and regulations, increases in taxes paid and other changes in applicable tax laws;

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  the difficulties involved in managing an organization doing business in many different countries;

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  the ability to comply with, or impact of complying with, complex and changing laws, regulations and economic and political policies of the U.S. government, including U.S. laws and regulations relating to economic sanctions, export controls and anti-boycott requirements;

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  increases in anti-American sentiment and the identification of the licensed brand as an American brand;

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  the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult; and

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  political and economic instability.

        Any or all of these factors may adversely affect the performance of and licensing fees we receive from our licensed Shacks located in international markets. In particular, our international licensed Shacks operate in several volatile regions that are subject to geopolitical and sociopolitical factors that pose risk to our business operations. In addition, the economy of any region in which our Shacks are located may be adversely affected to a greater degree than that of other areas of the country or the world by certain developments affecting industries concentrated in that region or country. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business, and, as our international licensed operations increase, these risks will become more pronounced.

Because of our international licensed operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

        A significant portion of our licensed operations are located outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our license agreements mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

        We are subject to numerous statutory, regulatory and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results.

        We lease all of our domestic company-operated Shacks, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.

        We are subject to income taxes in various U.S. and foreign jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

        In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

        Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our Shacks. We rely on U.S. and foreign trademark, copyright, and trade secret laws, as well as license agreements, nondisclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property.

        The success of our business depends on our continued ability to use our existing trademarks and service marks to increase brand awareness and further develop our brand in both domestic and international markets. We have registered and applied to register trademarks and service marks in the United States and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. The steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States.

        If our efforts to maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance.

        We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

        Third parties may assert that we infringe, misappropriate or otherwise violate their intellectual property and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party's intellectual property, we may be required to pay damages and/or be subject to an injunction. With respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

        Our business is subject to the risk of litigation by employees, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers and failure to pay for all hours worked. While we have not been a party to any of these types of lawsuits in the past, there can be no assurance that we will not be named in any such lawsuit in the future or that we would not be required to pay substantial expenses and/or damages.

        Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our Shacks, including actions seeking damages resulting from food-borne illness or accidents in our Shacks. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers.

        Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and Shack sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our business is subject to risks related to our sale of alcoholic beverages.

        We serve beer and wine at most of our Shacks. Alcoholic beverage control regulations generally require our Shacks to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our Shacks, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations.

        We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

Our business is subject to seasonal fluctuations.

        Our business is subject to seasonal fluctuations in that our Shack sales are typically higher during the summer months affecting the second and third quarters of the fiscal year. Our quarterly results have been and will continue to be affected by the timing of new Shack openings and their associated pre-opening costs. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because many of our domestic company-operated Shacks are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

        Our financial performance is highly dependent on Shacks located in the Northeast and the New York City metropolitan area, which comprised approximately 58% (or 15 out of 26) of our total domestic company-operated Shacks as of September 24, 2014. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our Shacks in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters.

        In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. Recently, we have experienced temporary Shack closures on the east coast due to Superstorm Sandy, which resulted in the closing of 11 Shacks for at least one day. Temporary or prolonged Shack closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Risks Related to Our Company and Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in SSE Holdings, and, accordingly, we will depend on distributions from SSE Holdings to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions.

        Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests of SSE Holdings. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of SSE Holdings and its subsidiaries and distributions we receive from SSE Holdings. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

        SSE Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of SSE Holdings. Under the terms of the SSE Holdings LLC Agreement, SSE Holdings will be obligated to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We intend, as its managing member, to cause SSE Holdings to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which SSE Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering SSE Holdings insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—Distributions." In addition, if SSE Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

See "—Risks Related to This Offering and Ownership of Our Class A Common Stock" and "Dividend Policy."

The Tax Receivable Agreement with the Continuing SSE Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

        Upon the closing of this offering, we will be a party to the Tax Receivable Agreement with the Continuing SSE Equity Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing SSE Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) the increases in the tax basis of assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests from the Continuing SSE Equity Owners as described under "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—LLC Interest Redemption Right," and (2) certain other tax benefits related to our making payments pursuant to the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The amount of the cash payments that we will be required to make under the Tax Receivable Agreement we expect will be significant. Any payments made by us to the Continuing SSE Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." Payments under the Tax Receivable Agreement are not conditioned on any Continuing SSE Equity Owner's continued ownership of LLC Interests or our Class A common stock after this offering.

        The actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing SSE Equity Owners that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing SSE Equity Owners.

        Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing SSE Equity Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Continuing SSE Equity Owners. We will enter into the Tax Receivable Agreement with SSE Holdings and the Continuing SSE Equity Owners and it will provide for the payment by Shake Shack to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that Shake Shack actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests described above under "—The Offering—Redemption rights of holders of LLC Interests" and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." Although Shake Shack will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the Continuing SSE Equity Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

        As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Continuing SSE Equity Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the "IRS") or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. We will not be reimbursed for any cash payments previously made to the Continuing SSE Equity Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing SSE Equity Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing SSE Equity Owner will be netted against any future cash payments that we might otherwise be required to make to such Continuing SSE Equity Owner under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing SSE Equity Owner for a number of years following the initial time of such payment. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to a Continuing SSE Equity Owner that are the subject of the Tax Receivable Agreement.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

        We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

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  changes in the valuation of our deferred tax assets and liabilities;

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  expected timing and amount of the release of any tax valuation allowances;

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  tax effects of stock-based compensation;

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  changes in tax laws, regulations or interpretations thereof; or

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  future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

        In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of SSE Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

        Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

        As the sole managing member of SSE Holdings, we will control and operate SSE Holdings. On that basis, we believe that our interest in SSE Holdings is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of SSE Holdings, our interest in SSE Holdings could be deemed an "investment security" for purposes of the 1940 Act.

        We and SSE Holdings intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Shake Shack is controlled by the Original SSE Equity Owners, whose interests may differ from those of our public stockholders.

        Immediately following this offering and the application of net proceeds from this offering, the Original SSE Equity Owners will control approximately        % of the combined voting power of our common stock through their ownership of both Class A common stock and Class B common stock. The Original SSE Equity Owners will, for the foreseeable future, have significant influence over corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. The Original SSE Equity Owners are able to, subject to applicable law, and the voting arrangements described in "Certain Relationships and Related Party Transactions," elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the Original SSE Equity Owners may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, the Original SSE Equity Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement that could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when Shake Shack should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions and the structuring of future transactions may take into consideration these Original SSE Equity Owners' tax or other considerations, which may differ from the considerations of us or our other stockholders. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        In addition, certain of the Original SSE Equity Owners are in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or the business of our suppliers. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Original SSE Equity Owners or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. The Original SSE Equity Owners may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are a "controlled company" within the meaning of the                        listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Substantially concurrent with the closing of this offering, the Voting Group, which will hold Class A common stock and Class B common stock representing approximately        % of the combined voting power of our common stock, intends to enter into the Voting Agreement. Pursuant to the terms of the Voting Agreement, until such time as certain members of the Voting Group collectively control less than        % of the combined voting power of our Class A and Class B common stock, or the Voting Agreement is otherwise terminated in accordance with its terms, the parties to the Voting Agreement will agree to vote their shares of Class A common stock and Class B common stock in favor of the election of the nominees of certain members of the Voting Group to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors. See "Description of Capital Stock—Voting Agreement."

        Because of the Voting Agreement and the aggregate voting power over our Class A common stock and Class B common stock held by the parties to the Voting Agreement, we are considered a "controlled company" for the purposes of                        . As such, we are exempt from certain corporate governance requirements of                        , including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors and (3) the requirement that we have a compensation committee that is composed entirely of independent directors. Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                        .

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:

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  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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  establishing a classified board of directors so that not all members of our board of directors are elected at one time;

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  the removal of directors only for cause;

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  prohibiting the use of cumulative voting for the election of directors;

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  limiting the ability of stockholders to call special meetings or amend our bylaws;

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  requiring all stockholder actions to be taken at a meeting of our stockholders; and

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  establishing advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

        In addition, the Delaware General Corporation Law, or the DGCL, to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

        Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

        Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Immediately following the consummation of this offering, the Continuing SSE Equity Owners will have the right to have their LLC Interests redeemed pursuant to the terms of the SSE Holdings LLC Agreement.

        After this offering, we will have an aggregate of more than                shares of Class A common stock authorized but unissued, including approximately                shares of Class A common stock issuable upon redemption of LLC Interests that will be held by the Continuing SSE Equity Owners. SSE Holdings will enter into the SSE Holdings LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing SSE Equity Owners will be entitled to have their LLC Interests redeemed for shares of our Class A common stock. We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued to the Continuing SSE Equity Owners upon redemption of LLC Interests and the shares of Class A common stock issued to the Former SSE Equity Owners in connection with the Transactions will be eligible for resale, subject to certain limitations set forth therein. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution.

        Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after the offering. The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share based upon an assumed initial public offering price of $            per share (the midpoint of the price range listed on the cover page of this prospectus). In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our 2014 Incentive Award Plan and any other equity incentive plans we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See "Dilution."

We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for you to sell your shares of our Class A common stock.

        Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

        The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  low same Shack sales growth compared to market expectations;

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  delays in the planned openings of new Shacks;

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  quarterly variations in our operating results compared to market expectations;

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  changes in preferences of our guests;

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  adverse publicity about us, the industries we participate in or individual scandals;

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  announcements of new offerings or significant price reductions by us or our competitors;

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  stock price performance of our competitors;

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  changes in the price and availability of food commodities, particularly beef and dairy;

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  fluctuations in stock market prices and volumes;

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  default on our indebtedness;

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  actions by competitors;

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  changes in senior management or key personnel;

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  changes in financial estimates by securities analysts;

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  the market's reaction to our reduced disclosure as a result of being an "emerging growth company" under the JOBS Act;

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  negative earnings or other announcements by us or other restaurant companies;

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  downgrades in our credit ratings or the credit ratings of our competitors;

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  incurrence of indebtedness or issuances of capital stock;

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  global economic, legal and regulatory factors unrelated to our performance; and

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  the other factors listed in this "Risk Factors" section.

        The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

        In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering, we will have                shares of Class A common stock outstanding (or                if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and                shares of Class A common stock that would be issuable upon redemption or exchange of LLC Interests authorized but unissued. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        The remaining outstanding                shares of Class A common stock held by the Former SSE Equity Owners and the Former UAR Plan Participants will be subject to certain restrictions on sale. We and each of our executive officers and directors and the Original SSE Equity Owners and the Former UAR Plan Participants, which collectively will hold        % of our outstanding capital stock (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests) upon the closing of this offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for (including the LLC Interests), or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See "Underwriting." All of our shares of common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of LLC Interests) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws.

        We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued upon redemption or exchange of LLC Interests held by the Continuing SSE Equity Owners and the shares of Class A common stock issued to the Former SSE Equity Owners in connection with the Transactions will be eligible for resale, subject to certain limitations set forth therein. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding options and Class A common stock issued or issuable under our stock plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover                shares of our Class A common stock.

        See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding shares of common stock.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our Class A common stock less attractive to investors.

        The JOBS Act provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

  •
  be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

  •
  be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the "Dodd-Frank Act");

  •
  be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

  •
  be permitted to provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

        We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We could be an emerging growth company for up to five years after this offering. If we remain an "emerging growth company" after fiscal 2014, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Act and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock. Also, as a result of our intention to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an "emerging growth company," our financial statements may not be comparable to those of companies that fully comply with regulatory and reporting requirements upon the public company effective dates.

We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure.

        As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission ("SEC"). Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

        To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. For example, a material weakness was identified during fiscal 2014 relating to prior period financial statement close procedures. We have since remediated this material weakness. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We do not currently expect to pay any cash dividends.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Under the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Shake Shack intends to use the proceeds of this offering to purchase newly issued LLC Interests as described in "The Transactions" and "Use of Proceeds." We cannot specify with certainty the particular uses of the net proceeds that SSE Holdings will receive from such purchase. Our management will have broad discretion in SSE Holdings' application of such proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may cause SSE Holdings to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to cause SSE Holdings, to apply these funds effectively could harm our business. Pending their use, SSE Holdings may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, expected new Shack openings, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

  •
  our inability to successfully identify and secure appropriate sites and timely develop and expand our operations;

  •
  our inability to protect our brand and reputation;

  •
  our failure to prevent food safety and food-borne illness incidents;

  •
  shortages or interruptions in the supply or delivery of food products;

  •
  our inability to maintain our international supply chain;

  •
  our dependence on a small number of suppliers and a single distribution company for the majority of our domestic distribution program;

  •
  our inability to protect against security breaches of confidential guest information;

  •
  competition from other restaurants;

  •
  changes in consumer tastes and nutritional and dietary trends;

  •
  our inability to manage our growth;

  •
  our inability to open profitable Shacks;

  •
  our failure to generate projected same Shack sales growth;

  •
  our inability to maintain sufficient levels of cash flow, or access to capital, to meet growth expectations;

  •
  our dependence on long-term non-cancelable leases;

  •
  our failure to meet the operational and financial performance guidance we provide to the public;

  •
  our dependence on key executive management;

  •
  our inability to identify qualified individuals for our workforce;

  •
  labor relations difficulties;

  •
  our vulnerability to increased food commodity and energy costs;

  •
  our vulnerability to health care costs and labor costs;

  •
  our vulnerability to global financial market conditions, including the continuing effects from the recent recession;

  •
  our sale of alcoholic beverages;

  •
  our dependence on a limited number of licensees;

  •
  our inability to maintain good relationships with our licensees;

  •
  violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws;

  •
  our ability to adequately protect our intellectual property;

  •
  our business model being susceptible to litigation;

  •
  failure to obtain and maintain required licenses and permits to comply with alcoholic beverage or food control regulations;

  •
  our vulnerability to adverse weather conditions in local or regional areas where our Shacks are located;

  •
  our realization of any benefit from the Tax Receivable Agreement and our organizational structure; and

  •
  the Voting Group's control of us.

        The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

        These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

THE TRANSACTIONS

Existing Organization

        Prior to the consummation of this offering and the organizational transactions described below, the Original SSE Equity Owners are the only members of SSE Holdings. SSE Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of SSE Holdings' members.

        Shake Shack was incorporated as a Delaware corporation on September 23, 2014 to serve as the issuer of the Class A common stock offered hereby.

Transactions

        In connection with the closing of this offering we will consummate the following transactions, which we refer to as the "Transactions":

  •
  we will amend and restate the SSE Holdings LLC Agreement, to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in SSE Holdings, (ii) exchange all of the Original SSE Equity Owners' existing membership interests in SSE Holdings for LLC Interests and (iii) appoint Shake Shack as the sole managing member of SSE Holdings;

  •
  we will amend and restate Shake Shack's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

  •
  we will issue                shares of our Class A common stock to the purchasers in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $            per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

  •
  we will use all of the net proceeds from this offering (including net proceeds received upon exercise of the underwriters' option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions, collectively representing        % of SSE Holdings' outstanding LLC Interests (or         %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  SSE Holdings will use the proceeds from the sale of LLC Interests to Shake Shack (i) to pay the fees and expenses in the amount of approximately $            million in connection with this offering, (ii) to repay the outstanding borrowings under our Revolving Credit Facility in the amount of approximately $            million, including $21.9 million of borrowings used to make a distribution to the Original SSE Equity Owners and (iii) approximately $             million for general corporate purposes, including opening new Shacks and renovating existing Shacks. See "Use of Proceeds;"

  •
  the Former SSE Equity Owners will transfer their LLC Interests for                shares of Class A common stock on a one-to-one basis;

  •
  the Former UAR Plan Participants will receive            shares of Class A common stock in settlement of their awards under the UAR Plan (and Shake Shack will receive a corresponding number of LLC Interests from SSE Holdings);

  •
  the Continuing SSE Equity Owners will continue to own the LLC Interests they received in exchange for their existing membership interests in SSE Holdings; and

  •
  Shake Shack will enter into (i) the Tax Receivable Agreement with the Continuing SSE Equity Owners and (ii) the Registration Rights Agreement with the Continuing SSE Equity Owners who, assuming that all of the LLC Interests of the Continuing SSE Equity Owners are redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis, will own                shares of Shake Shack's Class A common stock, representing approximately        % of the combined voting power of all of Shake Shack's common stock (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and the Former SSE Equity Owners. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions."

Organizational Structure Following this Offering

        Immediately following the completion of the Transactions, including this offering:

  •
  Shake Shack will be a holding company and the principal asset of Shake Shack will be LLC Interests of SSE Holdings;

  •
  Shake Shack will be the sole managing member of SSE Holdings and will control the business and affairs of SSE Holdings and its subsidiaries;

  •
  our amended and restated certificate of incorporation and the SSE Holdings LLC Agreement will require that we and SSE Holdings at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, as well as a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing SSE Equity Owners and the number of LLC Interests owned by the Continuing SSE Equity Owners;

  •
  Shake Shack will own LLC Interests representing        % of the economic interest in SSE Holdings (or         %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the purchasers in this offering (i) will own                shares of Class A common stock, representing approximately        % of the combined voting power of all of Shake Shack's common stock (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own        % of the economic interest in Shake Shack (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through Shake Shack's ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to Shake Shack's percentage economic interest in SSE Holdings) approximately        % of the economic interest in SSE Holdings (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the Former SSE Equity Owners and the Former UAR Plan Participants (i) will own                shares of Class A common stock, representing approximately        % of the combined voting power of all of Shake Shack's common stock (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own        % of the economic interest in Shake Shack (or        %, if the underwriters exercise in

    full their option to purchase additional shares of Class A common stock) and (iii) through Shake Shack's ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to Shake Shack's percentage economic interest in SSE Holdings) approximately        % of the economic interest in SSE Holdings (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the Continuing SSE Equity Owners will own (i) LLC Interests, representing        % of the economic interest in SSE Holdings (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through their ownership of Class B common stock, approximately        % of the voting power in Shake Shack (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Following the offering, each LLC Interest held by the Continuing SSE Equity Owners will be redeemable, at the election of such members, for, at Shake Shack's option, as determined by or at the direction of Shake Shack's board of directors, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SSE Holdings LLC Agreement. See "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement;" and

  •
  the Original SSE Equity Owners collectively (i) will own Class A and Class B common stock representing approximately        % of the combined voting power of all of Shake Shack's common stock (or approximately        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) will own        % of the economic interest in SSE Holdings (or        %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing both a direct interest through the Continuing SSE Equity Owners' ownership of LLC Interests and an indirect interest through the Former SSE Equity Owners' ownership of Class A common stock.

        Immediately following this offering, we will be a holding company and our principal asset will be the LLC Interests we purchase from SSE Holdings and acquire from the Former SSE Equity Owners. As the sole managing member of SSE Holdings, we will operate and control all of the business and affairs of SSE Holdings and, through SSE Holdings and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate SSE Holdings in our consolidated financial statements and will report a non-controlling interest related to the LLC Interests held by the Continuing SSE Equity Owners on our consolidated financial statements. Shack Shack Inc. will have a board of directors and executive officers, but will have no employees. The functions of all of the Company's employees are expected to reside at SSE Holdings, LLC.

        The following diagram shows our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

Continuing SSE Equity Owners
Former SSE Equity Owners and Former UAR Plan Participants
Investors in this Offering
Class A common stock
• % voting interest
• % economic interest
Shake Shack Inc. (Delaware Corporation) Issuer
Class B common stock
• % voting interest
• no economic interest
Class A common stock
• % voting interest
• % economic interest
Sole Managing Member LLC Interests
• % economic interest
LLC Interests
• % economic interest
SSE Holdings, LLC (Delaware LLC)
Operating Subsidiaries

USE OF PROCEEDS

        We estimate that the net proceeds to us of the sale of the Class A common stock that we are offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our management will have broad discretion over the uses of the net proceeds in this offering.

        We intend to use the net proceeds to us from this offering to purchase            newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price per share of Class A common stock less the underwriting discounts payable thereon.

        We intend to cause SSE Holdings to use the proceeds it receives (i) to pay the fees and expenses in the amount of approximately $       million in connection with this offering, (ii) to repay the outstanding borrowings under our Revolving Credit Facility in the amount of approximately $           million, including $21.9 million of borrowings used to make a distribution to the Original SSE Equity Owners and (iii) approximately $             million for general corporate purposes, including opening new Shacks and renovating existing Shacks.

        If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our net proceeds will be approximately $             million. We will use the net proceeds we receive pursuant to any exercise of the underwriters' option to purchase additional shares of Class A common stock to purchase additional LLC Interests from SSE Holdings to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us. We intend to cause SSE Holdings to use the proceeds it receives for general corporate purposes, including opening new Shacks and renovating existing Shacks.

 CAPITALIZATION

        The following table sets forth the cash and capitalization as of September 24, 2014, as follows:

  •
  of SSE Holdings and its subsidiaries on an actual basis; and

  •
  of Shake Shack and its subsidiaries on a pro forma basis to give effect to the Transactions, including our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range listed on the cover page of this prospectus, after (i) deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from the offering, each as described under "Use of Proceeds."

        For more information, please see "The Transactions," "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information" elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of September 24, 2014
(in thousands, except share and per share data)	Historical SSE Holdings, LLC	Pro Forma Shake Shack Inc.(3)
Cash	$6,107	$

Indebtedness:
Revolving Credit Facility(1)	$5,000	$
Promissory note	313

Total indebtedness	5,313
Total equity:
Members' equity	35,837
Class A common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Class B common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Additional paid-in capital	—

Total members' equity/stockholders' equity	35,837

Noncontrolling interest(2)	—

Total capitalization	$41,150	$

(1)
As of September 24, 2014, we had availability of $24.9 million under the Revolving Credit Facility and $0.1 million in letters of credit outstanding. On October 30, 2014, SSE Holdings, LLC's board of directors approved a distribution to its members in the amount of $21.9 million, which is expected to be funded under the Revolving Credit Facility. The Revolving Credit Facility will be amended or terminated in connection with this offering. We will enter into the New Credit Facility concurrently with the consummation of this offering. See "Description of Indebtedness."

(2)
On a pro forma basis, includes the LLC Interests not owned by us, which represents        % of SSE Holdings LLC's outstanding common equity. The Continuing SSE Equity Owners will hold the noncontrolling interest in SSE Holdings, LLC. Shake Shack Inc. will hold            % of the economic interests in SSE Holdings. LLC and the Continuing SSE Equity Owners will hold            % of the economic interests in SSE Holdings. LLC.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  The table above does not include                                    shares of Class A common stock reserved for issuance under our 2014 Incentive Award Plan (as described in "Executive Compensation—New Employment Agreements and Incentive Plans"), consisting of                                    shares of Class A common stock issuable upon exercise of options to purchase shares of Class A common stock granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Director Compensation" and "Executive Compensation—New Equity Awards," and                                    additional shares of Class A common stock reserved for future issuance and             shares of Class A common stock issuable to the Continuing SSE Equity Owners upon redemption or exchange of their LLC Interests as described in "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement." The table assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

 DIVIDEND POLICY

        We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in SSE Holdings' debt agreements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Additionally, under the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See "Risk Factors—We do not currently expect to pay any cash dividends."

 DILUTION

        The Continuing SSE Equity Owners will maintain their LLC Interests in SSE Holdings after the Transactions. Because the Continuing SSE Equity Owners do not own any Class A common stock or have any right to receive distributions from Shake Shack, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than Shake Shack) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash), and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to distributions from Shake Shack), in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the "Assumed Redemption."

        Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. SSE Holdings' net tangible book value as of September 24, 2014 was $35.8 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

        If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

        Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions, including this offering, and the Assumed Redemption. Our pro forma net tangible book value as of September 24, 2014 would have been approximately $             million, or $            per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 24, 2014 before this offering(1)
Increase per share attributable to investors in this offering
Pro forma net tangible book value per share after this offering	$

Dilution per share to new Class A common stock investors	$

(1)
Gives pro forma effect to the Transactions (other than this offering) and the Assumed Redemption.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $            , and dilution in pro forma net tangible book value per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares of our Class A common stock in full in this offering, the pro forma net tangible book value after the offering would be $

per share, the increase in pro forma net tangible book value per share to existing stockholders would be $            and the dilution per share to new investors would be $            per share, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus.

        The following table summarizes, as of September 24, 2014 after giving effect to this offering, the differences between the Original SSE Equity Owners and the Former UAR Plan Participants and new investors in this offering with regard to:

  •
  the number of shares of Class A common stock purchased from us by investors in this offering and the number of shares issued to the Original SSE Equity Owners and the Former UAR Plan Participants after giving effect to the Assumed Redemption,

  •
  the total consideration paid to us in cash by investors purchasing shares of Class A common stock in this offering and by the Original SSE Equity Owners and the Former UAR Plan Participants, and

  •
  the average price per share of Class A common stock that such Original SSE Equity Owners and Former UAR Plan Participants and new investors paid.

        The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Original SSE Equity Owners and Former UAR Plan Participants			%	$		%	$
New investors

Total		100%		$	100%		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all shareholders by $             million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

        Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters' option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to participate in any dividends declared by Shake Shack Inc.'s board of directors. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of September 24, 2014, after giving effect to the Transactions and the Assumed Redemption, and excludes:

  •
                     shares of Class A common stock reserved for issuance under our 2014 Incentive Award Plan (as described in "Executive Compensation—New Employment Agreements and Incentive Plans"), consisting of                                    shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Director Compensation" and "Executive Compensation—New Equity Awards," and                                    additional shares of Class A common stock reserved for future issuance.

        To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 24, 2014 the pro forma net tangible book value per share after this offering would be $            , and total dilution per share to new investors would be $            .

        If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

  •
  the percentage of shares of Class A common stock held by Original SSE Equity Owners and Former UAR Plan Participants will decrease to approximately        % of the total number of shares of our Class A common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to            , or approximately        % of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table presents the selected historical consolidated financial data for SSE Holdings, LLC and its subsidiaries. SSE Holdings, LLC is the predecessor of the issuer, Shake Shack Inc., for financial reporting purposes. The selected consolidated statement of operations data for each of the years in the two-year period ended December 25, 2013 and the selected consolidated balance sheet data as of December 26, 2012 and December 25, 2013 are derived from the audited consolidated financial statements of SSE Holdings, LLC and its subsidiaries contained herein. The selected consolidated statements of operations data for the thirty-nine weeks ended September 25, 2013 and September 24, 2014, and the selected consolidated balance sheet data as of September 24, 2014 are derived from the unaudited condensed consolidated financial statements of SSE Holdings, LLC and its subsidiaries contained herein. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

        The selected historical financial data of Shake Shack Inc. have not been presented as Shake Shack Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Fiscal year ended			Thirty-nine weeks ended
(Dollar amounts in thousands)	December 26, 2012	December 25, 2013		September 25, 2013	September 24, 2014
Consolidated statement of operations data:
Revenues
Shack sales	$55,591		$78,587	$56,783		$78,988
Licensing revenue	1,447		3,869	2,721		4,770

Total revenue	57,038		82,456	59,504		83,758
Expenses
Operating expenses
Food and paper costs	16,774		23,865	17,211		24,248
Labor and related expenses	14,436		20,096	14,161		20,605
Other operating expenses	5,081		7,315	5,072		7,866
Occupancy and related expenses	5,053		6,892	4,871		6,794
General and administrative expenses	6,988		12,453	9,164		12,192
Depreciation expense	2,162		3,541	2,472		4,067
Pre-opening costs	1,858		2,334	1,705		3,828
Loss on disposal of property and equipment	—		25	17		28

Total expenses	52,352		76,521	54,673		79,628

Income from operations	4,686		5,935	4,831		4,130
Interest expense, net	156		52	31		219

Income before income taxes	4,530		5,883	4,800		3,911
Income tax expense	397		460	374		366

Net income	$4,133		$5,423	$4,426		$3,545

Pro forma net income per share data:(1)
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net income available to Class A common stock per share:
Basic		$			$
Diluted		$			$

	Fiscal year ended		Thirty-nine weeks ended
(Dollar amounts in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Other data:
Number of Shacks	21	40	33	53
Domestic company-operated	13	21	16	26
Domestic licensed	3	4	4	5
International licensed	5	15	13	22
Same Shack sales growth	7.1%	5.9%	5.5%	3.0%
Average unit volumes
Domestic company-operated Shacks	$5,367	$5,017
Manhattan Shacks	7,034	7,387
Non-Manhattan Shacks	3,791	3,840
International licensed Shacks(2)	9,665	6,077
Shack system-wide sales(2)	$81,048	$139,903	$98,931	$156,080
Shack-level operating profit margins(3)	25.6%	26.0%	27.2%	24.7%
Manhattan Shacks	29.0%	30.3%	31.7%	31.2%
Non-Manhattan Shacks	19.8%	21.9%	22.8%	20.8%
Adjusted EBITDA(4)	$9,998	$14,459	$11,417	$14,063
As a percentage of revenue	17.5%	17.5%	19.2%	16.8%
Capital expenditures	$11,036	$16,194	$10,359	$17,885

	As of
(in thousands)	December 26, 2012	December 25, 2013	September 24, 2014
Consolidated balance sheet data:
Cash	$16,033	$13,076	$6,107
Total assets	44,068	55,219	65,537
Total liabilities	12,197	17,832	29,700
Total members' equity	31,871	37,387	35,837

(1)
Pro forma figures give effect to the Transactions, including this offering. See "Unaudited Pro Forma Consolidated Financial Information."

(2)
Shack system-wide sales includes combined revenue from all of our domestic company-operated Shacks and our domestic and international licensed Shacks. Our total revenue is limited to Shack sales from domestic company-owned operated Shacks and licensing revenue from domestic and international licensed Shacks.

(3)
Shack-level operating profit margin is included in this prospectus because we believe that Shack-level operating profit margin is an important measure to evaluate the performance and profitability of each Shack, individually and in the aggregate. We use Shack-level operating profit margin information to benchmark our performance versus competitors. Shack-level operating profit margin is defined as Shack sales less operating expenses, including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses as a percentage of Shack sales. Shack-level operating profit margin is not required by, or presented in accordance with, GAAP. Shack-level operating profit margin is a supplemental measure of operating performance of our Shacks and our calculations thereof may not be comparable to similar measures reported by other companies. Shack-level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP.

  A reconciliation of Shack sales to Shack-level operating profit margin is set forth below:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Shack sales	$55,591	$78,587	$56,783	$78,988
Food and paper costs	16,774	23,865	17,211	24,248
Labor and related expenses	14,436	20,096	14,161	20,605
Other operating expenses	5,081	7,315	5,072	7,866
Occupancy and related expenses	5,053	6,892	4,871	6,794

Shack-level operating profit	$14,247	$20,419	$15,468	$19,475

Shack-level operating profit margin	25.6%	26.0%	27.2%	24.7%
(4)
EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

  EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures, Shack openings and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

        A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Net income	$4,133	$5,423	$4,426	$3,545
Depreciation expense	2,162	3,541	2,472	4,067
Interest expense, net	156	52	31	219
Income tax expense	397	460	374	366

EBITDA	6,848	9,476	7,303	8,197
Equity-based compensation(a)	450	93	51	124
Deferred compensation(b)	—	2,054	2,032	—
Pre-opening costs(c)	1,623	1,737	941	2,260
Deferred rent(d)	839	975	1,023	1,934
Loss on disposal of property and equipment(e)	—	25	17	28
Costs incurred with this offering(f)	—	—		1,495
Other non-cash items(g)	238	99	50	25

Adjusted EBITDA	$9,998	$14,459	$11,417	$14,063

(a)
Non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

(b)
For the periods presented, represents amounts accrued under a bonus agreement we entered into with an employee pursuant to which we agreed to pay a bonus in a future period.

(c)
Non-capital expenditures associated with opening new Shacks exclusive of deferred rent incurred prior to opening.

(d)
Reflects the extent to which our annual rent expense has been above or below our cash rent payments.

(e)
Includes the loss on disposal of assets in the ordinary course of business.

(f)
Costs incurred in connection with this offering, including legal, accounting and other related expenses.

(g)
For the periods presented, represents non-cash charges related to certain employee benefits.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated statement of operations for the year ended December 25, 2013 and the thirty-nine weeks ended September 24, 2014 give effect to the Transactions, including this offering, as if the same had occurred on December 27, 2012. The unaudited pro forma consolidated balance sheet as of September 24, 2014 gives effect to the Transactions, including this offering, as if the same had occurred on September 24, 2014.

        We have derived the unaudited pro forma consolidated statement of operations for the year ended December 25, 2013 from the audited consolidated financial statements of SSE Holdings, LLC and its subsidiaries as of and for the year ended December 25, 2013 set forth elsewhere in this prospectus. We have derived the unaudited pro forma consolidated statement of operations for the thirty-nine weeks ended September 24, 2014 and the unaudited pro forma consolidated balance sheet as of September 24, 2014 from the unaudited condensed consolidated financial statements of SSE Holdings, LLC and its subsidiaries as of and for the thirty-nine weeks ended September 24, 2014 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        The pro forma adjustments related to the Transactions other than this offering, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma financial information, and principally include the following:

  •
  the entry into the SSE Holdings LLC Agreement which will, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in SSE Holdings, (ii) exchange all of the Original SSE Equity Owners' existing membership interests in SSE Holdings for LLC Interests and (iii) appoint Shake Shack as the sole managing member of SSE Holdings;

  •
  the amendment and restatement of Shake Shack's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

  •
  the transfer by the Former SSE Equity Owners of their LLC Interests for                shares of Class A common stock on a one-to-one basis;

  •
  the receipt by the Former UAR Plan Participants of            shares of Class A common stock in settlement of their awards under the UAR Plan (and the receipt by Shake Shack of a corresponding number of LLC Interests from SSE Holdings); and

  •
  a provision for federal and state income taxes of Shake Shack as a taxable corporation at an effective rate of             %.

        The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma financial information, and principally include the following:

  •
  the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $            million, which assumes that the shares are offered at $            per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

  •
  the application of all of the net proceeds from this offering to acquire newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions;

  •
  the application by SSE Holdings of the proceeds from the sale of LLC Interests to Shake Shack (i) to pay the fees and expenses in the amount of approximately $            million in connection with this offering and (ii) to repay the outstanding borrowings under our Revolving Credit Facility in the amount of approximately $            million, including $21.9 million of borrowings used to make a distribution to the Original SSE Equity Owners; and

  •
  the grant of options to purchase shares of Class A common stock under our 2014 Incentive Award Plan in connection with this offering.

        The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

        As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Continuing SSE Equity Owners. No increases in tax basis in SSE Holdings' assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information and therefore no pro forma adjustment has been made.

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions, including this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of September 24, 2014

	Historical SSE Holdings, LLC	Transaction Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro forma Shake Shack Inc.
Assets
Cash	$6,107	$		$		$(1)(2)	$
Accounts receivable	2,313
Inventories	357
Prepaid expenses	311

Total current assets	9,088
Property and equipment, net	53,041
Deferred financing costs	432
Security deposits	970
Deferred tax asset	67
Other assets	1,939					(3)

Total assets	$65,537	$		$	$		$

Liabilities and Members'/Stockholders' Equity
Short-term debt	$5,000	$		$		$(2)	$
Accounts payable	3,493
Accrued expenses	3,556
Accrued wages and related liabilities	1,947
Sales tax payable	383
Due to affiliates	359
Deferred revenue	517

Total current liabilities	15,255
Deferred revenue, net of current portion	1,500
Long-term debt	313
Deferred compensation	2,119
Deferred rent	10,482
Other long-term liabilities	31

Total liabilities	29,700
Commitments and contingencies
Members'/Stockholders' Equity
Members' equity	35,837		(2)			(4)
Class A common stock, $ par value; shares authorized; shares issued and outstanding						(1)
Class B common stock, $ par value; shares authorized; shares issued and outstanding						(5)
Additional paid-in capital						(1)(3)
Retained earnings						(4)
Members' equity/stockholders' equity attributable to Shake Shack Inc.	35,837

Non-controlling interest			(4)			(4)
Total liabilities and members'/stockholders' equity	$65,537	$		$	$		$

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

 Shake Shack Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)
We estimate that the proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million, based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$
Shares of Class A common stock issued in this offering

Gross proceeds	$
Less: Underwriting discount
Less: Offering expenses (including amounts previously deferred)

Net cash proceeds	$

(2)
In connection with this offering, SSE Holdings will make a distribution to all Original SSE Equity Owners pro rata in the amount of $21.9 million, of which Union Square Hospitality Group, LLC will receive $15.0 million. The distribution is expected to be financed with borrowings under our Revolving Credit Facility, which will be repaid with a portion of the proceeds from the offering.

(3)
We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)
Shake Shack Inc. was formed on September 23, 2014 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet. Upon completion of the Transactions, Shake Shack Inc. will become the sole managing member of SSE Holdings. Although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate the financial results of SSE Holdings and will recognize a non-controlling interest on our consolidated balance sheet representing the ownership interests of the Continuing SSE Equity Owners. As a result of this offering, based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Shake Shack Inc. will own                        units of SSE Holdings, representing        % of the economic interest of SSE Holdings, and the Continuing SSE Equity Owners will own                     units, representing        % of the economic interest of SSE Holdings. The computation of the non-controlling interest is as follows:

	Units	Percentage	Amount
Interest in SSE Holdings held by Shake Shack Inc.			$
Non-controlling interest in SSE Holdings held by Continuing SSE Equity Owners

$

  Following the consummation of this offering, the LLC Interests held by the Continuing SSE Equity Owners, representing the non-controlling interest, will be redeemable at the election of the holders. The LLC Interests may be exchanged or redeemed, at our option, for shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SSE Holdings LLC Agreement.

(5)
In connection with this offering, we will issue                    shares of Class B common stock to the Continuing Equity Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration. Holders of the shares of Class B common stock will have the same voting rights as holders of shares of the Class A common stock but holders of the Class B common stock are not entitled to participate in any dividends declared by Shake Shack Inc.'s board of directors.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the
Year Ended December 25, 2013

	Historical SSE Holdings, LLC	Transaction Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro forma Shake Shack Inc.
Revenues
Shack sales	$78,587	$		$	$		$
Licensing revenue	3,869

Total revenue	82,456
Expenses
Operating expenses:
Food and paper costs	23,865
Labor and related expenses	20,096
Other operating expenses	7,315
Occupancy and related expenses	6,892
General and administrative expenses	12,453		(1)			(1)
Depreciation expense	3,541
Pre-opening costs	2,334
Loss on disposal of property and equipment	25

Total expenses	76,521

Income from operations	5,935
Interest expense, net	52

Income before income taxes	5,883
Income tax expense	460		(2)			(2)

Net income	$5,423	$		$	$		$

Net income attributable to non-controlling interests	—		(3)			(3)

Net income attributable to Shake Shack Inc.	$5,423	$		$	$		$

Weighted-average shares of Class A common stock outstanding(4)
Basic
Diluted
Net income available to Class A common stock per share(4)
Basic							$
Diluted							$

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the
Thirty-Nine Weeks Ended September 24, 2014

	Historical SSE Holdings, LLC	Transaction Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro forma Shake Shack Inc.
Revenues
Shack sales	$78,988	$		$	$		$
Licensing revenue	4,770

Total revenue	83,758
Expenses
Operating expenses:
Food and paper costs	24,248
Labor and related expenses	20,605
Other operating expenses	7,866
Occupancy and related expenses	6,794
General and administrative expenses	12,192		(1)			(1)
Depreciation expense	4,067
Pre-opening costs	3,828
Loss on disposal of property and equipment	28

Total expenses	79,628

Income from operations	4,130
Interest expense, net	219		(5)			(5)

Income before income taxes	3,911
Income tax expense	366		(2)			(2)

Net income	$3,545	$		$	$		$

Net income attributable to non-controlling interests	—		(3)			(3)

Net income attributable to Shake Shack Inc.	$3,545	$		$	$		$

Weighted-average shares of Class A common stock outstanding(4)
Basic
Diluted
Net income available to Class A common stock per share(4)
Basic							$
Diluted							$

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

 Shake Shack Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)
As described in "The Transactions," the Former UAR Plan Participants will receive shares of Class A common stock in settlement of their awards under the UAR Plan. Upon the occurrence of a qualifying transaction, each holder of an award under the UAR Plan will receive shares of Class A common stock. The related compensation expense is determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base amount of the award under the UAR Plan, by (ii) the stated number of Class B units deemed covered by the award under the UAR Plan. We also expect to grant            stock options to our directors and certain employees in connection with this offering, at an exercise price equal to the price per share in this offering. This adjustment represents (i) the compensation expense recognized in connection with the settlement of the awards held by the Former UAR Plan Participants and (ii) the increase in equity-based compensation expense as if such grant occurred on December 27, 2012.

(2)
SSE Holdings has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by SSE Holdings will flow through to its partners, including us, and are generally not subject to tax at the SSE Holdings level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of SSE Holdings. As a result, the pro forma statements of operations reflect adjustments to our income tax expense to reflect an effective income tax rate of        %, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction. The unaudited pro forma financial information assumes that no payments under the Tax Receivable Agreement have been made during the period.

(3)
[Shake Shack Inc. was formed on September 23, 2014 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in these unaudited pro forma consolidated statements of operations.] Upon completion of the Transactions, Shake Shack Inc. will become the sole managing member of SSE Holdings. Although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate the financial results of SSE Holdings and will recognize a non-controlling interest on our consolidated statements of operations representing the ownership interests of the Continuing SSE Equity Owners. As a result of this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Shake Shack Inc. will own        % of the economic interest of SSE Holdings and the Continuing SSE Equity Owners will own the remaining         % of the economic interest of SSE Holdings. Net income attributable to non-controlling interests will represent        % of the income before income taxes of SSE Holdings. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised.

(4)
The pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. The pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding for the effect of potentially dilutive securities. Shares of our Class B common stock do not share in our earnings and are therefore not included in the computation of basic or diluted net income per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

Basic net income per share:
Numerator
Net income	$
Less: Net income attributable to non-controlling interests

Net income attributable to Class A common stockholders—basic	$

Denominator
Shares of Class A common stock held by the Former SSE Equity Owners
Shares of Class A common stock held by the Former UAR Plan Participants
Shares of Class A common stock sold in this offering

Weighted-average shares of Class A common stock outstanding—basic

Basic net income per share	$

Diluted net income per share:
Numerator
Net income available to Class A common stockholders	$
Reallocation of net income assuming conversion of LLC Interests(a)

Net income attributable to Class A common stockholders—diluted	$

Denominator
Weighted-average shares of Class A common stock outstanding—basic
Weighted-average effect of dilutive securities(b):
Assumed conversion of LLC Interests to shares of Class A common stock(a)

Weighted-average shares of Class A common stock outstanding—diluted

Diluted net income per share	$

(a)
The LLC Interests held by the Continuing SSE Equity Owners are potentially dilutive securities and the computation of diluted net income per share assumes that all LLC interests were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(b)
We expect to grant            stock options to our directors and certain employees in connection with this offering, at an exercise price equal to the price per share in this offering. Under the treasury stock method, the effect of these stock options is anti-dilutive and have therefore been excluded from the computation of diluted net income per share.
(5)
As described in "Use of Proceeds," we plan to repay the outstanding borrowings under our Revolving Credit Facility with the net proceeds from this offering. In connection with this offering, SSE Holdings will make a distribution to all Original SSE Equity Owners pro rata in the amount of $21.9 million, of which Union Square Hospitality Group, LLC will receive $15.0 million. The distribution is expected to be financed with borrowings under our Revolving Credit Facility, which will be repaid with a portion of the proceeds from the offering. This adjustment reflects a reduction in interest expense of $             million as if such repayment occurred on December 27, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the "Selected Historical Consolidated Financial and Other Data" and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

        The following discussion contains references to fiscal 2012 and fiscal 2013, which represent the financial results of our predecessor, SSE Holdings, LLC, for the fiscal years ended December 26, 2012 and December 25, 2013, respectively. We operate on a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every five or six years, a 53-week fiscal year occurs. Fiscal 2012 and fiscal 2013 were both 52-week years. Fiscal 2014 is a 53-week year, which may cause our revenue, expenses and other results of operations to be higher due to an additional week of operations.

Overview

        Shake Shack is a modern day "roadside" burger stand serving a classic American menu of premium burgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. There currently are 57 Shacks worldwide, comprised of:

  •
  28 domestic company-operated Shacks;

  •
  five domestic licensed Shacks; and

  •
  24 international licensed Shacks.

        During the three fiscal years ended December 25, 2013, we grew from seven Shacks in two states to 40 Shacks across six states, Washington, D.C. and eight other countries, representing a 79% compound annual growth rate ("CAGR"). As a result, our total revenue grew from $19.5 million to $82.5 million, a 62% CAGR, our net income grew from $0.2 million to $5.4 million, and Adjusted EBITDA grew to $14.5 million over the same period. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income, see "—Results of Operations." Our brand power and thoughtful approach to growth have resulted in strong Shack performance across a variety of geographic areas and formats. Our Shacks generate attractive Shack-level operating profit margins, strong cash flow and high returns on invested capital. We have notable AUVs in both domestic company-operated Manhattan Shacks ("Manhattan Shacks") and domestic company-operated non-Manhattan Shacks ("non-Manhattan Shacks"). Because our AUVs are higher in Manhattan, due in large part to population density and overall familiarity with the brand in Manhattan, we typically look at AUVs on both a Manhattan Shack and non-Manhattan Shack basis. There currently are 28 domestic company-operated Shacks, comprised of:

  •
  six Manhattan Shacks; and

  •
  22 Non-Manhattan Shacks.

        While we believe that there is still ample room to grow our Shack-base in Manhattan, the majority of our domestic company-operated Shack growth is expected to occur outside of Manhattan, and thus we believe that non-Manhattan Shack AUVs are a better measure of expected sales at new Shacks. In fiscal 2013, our domestic company-operated Shacks had AUVs of approximately $5.0 million, of which our Manhattan Shacks had AUVs of approximately $7.4 million with Shack-level operating profit margins of approximately 30%. Our non-Manhattan Shacks had AUVs of approximately $3.8 million with Shack-level operating profit margins of approximately 22% during the same period.

        Historically, our domestic company-operated Shacks have delivered an attractive average cash-on-cash return of approximately 65% and payback period of 1.5 years of which our Manhattan Shacks generated an average cash-on-cash return of 82% and payback period of 1.2 years and our non-Manhattan Shacks generated an average cash-on-cash return of 31% and payback period of 3.2 years. This performance is driven by our approach in targeting areas where communities gather, often with high foot traffic and substantial commercial density. The small number of Shacks included in our calculation of our average cash-on-cash return and payback period may cause these measures to fluctuate and be subject to change.

Growth Strategies and Outlook

        We plan to continue to expand our business, drive Shack sales and enhance our competitive positioning by executing on the following strategies:

  •
  Open new domestic company-operated Shacks.  Our domestic company-operated Shack growth strategy is focused on both existing and new markets. Given that we are still in a nascent stage of growth, a substantial portion of our growth will come from opening Shacks in markets where we have little to no presence currently. Thus far in fiscal 2014, we have opened seven domestic company-operated Shacks, and we plan to open another two by fiscal year end. Given that our primary growth driver will be the opening of new domestic company-operated Shacks, we are keenly focused on maintaining a rigorous site selection process. In addition to evaluating key new Shack criteria, our management team personally visits each potential Shack to determine if the prospective location is likely to meet certain Shack-level operating profit margin and cash-on-cash return targets.

  •
  Capitalize on our outsized brand awareness.  The Shake Shack experience has cultivated significant brand awareness relative to the small number of Shacks. We have worked tirelessly to establish a genuine connection with our guests and integrate into their communities through investment in innovative marketing and programming.

  •
  Grow same Shack sales.  We continually focus on improving our same Shack sales performance by providing an engaging and differentiated guest experience that includes great food, unique and thoughtful integration with local communities and high standards of excellence and hospitality.

  •
  Opportunistically increase our licensed Shacks abroad.  We will continue to grow our licensed portfolio by expanding further in the eight countries in which we currently have internationally licensed operations. This strategy historically has been a low-cost, high-return method of growing our brand awareness and providing significant cash flow.

        With only 57 Shacks around the world, we have identified many attractive new markets for the Shake Shack experience. We have successfully launched different layouts and sizes of Shacks in varied locations throughout urban high density areas, suburban in-line and pad sites, regional malls, lifestyle centers, ballparks, airports and train stations. Each design is critical to the Shake Shack experience and we blend our core brand identifiers with features specifically designed for each Shack to be of its place and connect directly with its neighborhood. With a disciplined approach to new Shack development and a successful track record in site selection, we believe that we are positioned well for future growth.

        Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities. Prices for these commodities may be affected by market changes, increased competition, shortages or interruptions in supply due to weather, disease or other conditions beyond our control. In particular, certain regions of the United States have been experiencing a significant drought in 2014, which has increased, and we expect to continue to increase, the price we pay for our beef and dairy commodities. We do not currently hedge our commodity risks, and we may not be able to pass on these increased costs to our guests. If we cannot offset these costs, our operating margins and profitability may be adversely impacted.

Post-Offering Taxation and Expenses

        After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of SSE Holdings and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect to be significant. We intend to cause SSE Holdings to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—Distributions."

        In addition, as a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Key Performance Indicators

        To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include Shack sales, new Shack openings, average unit volumes, same Shack sales growth, Shack-level operating profit margin, growth in licensing fees and Adjusted EBITDA.

Shack Sales

        Shack sales represent the aggregate sales of food and beverages in domestic company-operated Shacks. Shack sales in any period are directly influenced by the number of operating weeks in such period, the number of open Shacks and same Shack sales.

New Shack Openings

        The number of new Shack openings reflects the number of Shacks opened during a particular reporting period. Before we open new Shacks, we incur pre-opening costs, as described below. We expect that, beginning in fiscal 2015, we will open at least 10 domestic company-operated Shacks each fiscal year for the foreseeable future, which is the primary driver of our expected sales growth. The total number of new Shacks per year and the timing of Shack openings has, and will continue to have, an impact on our results. New Shacks sometimes experience normal inefficiencies in the form of higher labor and other operating expenses and, as a result, Shack-level operating profit margins are generally lower during the start-up period of operation. See "Risk Factors—New Shacks, once opened may not be profitable, and the performance of our Shacks that we have experienced in the past may not be indicative of future results."

Average Unit Volumes ("AUVs")

        Average Unit Volumes or AUVs for any 12-month period consist of the average annualized sales of all domestic company-operated Shacks over that period. AUVs are calculated by dividing total sales from domestic company-operated Shacks by the number of domestic company-operated Shacks open during that period. For Shacks that are not open for the entire period, we make fractional adjustments to the number of Shacks open such that it corresponds to the period of associated sales. The measurement of AUVs allows us to assess changes in guest traffic and per transaction patterns at our domestic company-operated Shacks.

        Because our AUVs are significantly higher in Manhattan, we analyze AUVs on both a Manhattan Shack and non-Manhattan Shack basis. Manhattan Shack AUVs have historically been higher than non-Manhattan Shack AUVs given the population density and overall familiarity with the Shake Shack brand. Given that the majority of our new domestic company-operated Shack growth is expected to occur outside of Manhattan, we believe that non-Manhattan Shack AUVs are a more representative measure of expected sales at new Shacks, compared to Manhattan Shack AUVs.

Same Shack Sales Growth

        Same Shack sales growth reflects the change in year-over-year sales ("same Shack sales") for the comparable Shack base, which we define as the number of domestic company-operated Shacks open for 24 months or longer. For the fiscal years ended December 26, 2012 and December 25, 2013 and the thirty-nine weeks ended September 25, 2013 and September 24, 2014, there were five, eight, eight and 12 Shacks, respectively, in our comparable Shack base. The small number of Shacks included in our comparable Shack base may cause same Shack sales growth to fluctuate and be unpredictable.

        Given our focused marketing efforts surrounding each opening, new Shacks often experience an initial start-up period with considerable sales volumes, which subsequently decrease to stabilized levels after approximately 12 months. As a result, the initial comparison of second year sales to first year sales is often to higher than normal sales in the first year. Thus, we do not include Shacks in the comparable Shack base until they have been open 24 months or longer. We expect that this trend will continue for the foreseeable future as we continue to open and expand into new markets.

Shack-level Operating Profit Margin

        Shack-level operating profit margin is defined as sales less operating expenses, including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses as a percentage of Shack sales. Shack-level operating profit margin is not required by, or presented in accordance with, GAAP. Shack-level operating profit margin is a supplemental measure of operating performance of our Shacks and our calculations thereof may not be comparable to similar measures reported by other companies. Shack-level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP. We believe that Shack-level operating profit margin is an important measure to evaluate the performance and profitability of each Shack, individually and in the aggregate. We use Shack-level operating profit margin information to benchmark our performance versus competitors.

Growth in Licensing Fees

        We currently have five domestic licensed Shacks and 24 international licensed Shacks. Internationally, we have license agreements for four major territories, with Shacks operating in eight countries. The Middle East has been our most prominent growth market with 17 Shacks in operation, followed by Turkey with four, Russia with two and the United Kingdom with one. In fiscal 2013, our international licensed Shacks had AUVs of approximately $6.1 million, which resulted in license fees of approximately $3.5 million. We also receive territory fees for the exclusive right to develop Shacks in a specific geographic area.

Adjusted EBITDA

        We use Adjusted EBITDA as a supplemental measure of our performance. Adjusted EBITDA is also the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA is defined as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation expense, non-cash deferred rent charges and pre-opening expenses, as well as certain non-recurring charges. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance.

        Adjusted EBITDA as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA should not be considered as a substitute for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Results of Operations

        The following tables summarize key components of our results of operations for the periods indicated:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Revenues
Shack sales	$55,591	$78,587	$56,783	$78,988
Licensing revenue	1,447	3,869	2,721	4,770

Total revenue	57,038	82,456	59,504	83,758
Expenses
Operating expenses
Food and paper costs	16,774	23,865	17,211	24,248
Labor and related expenses	14,436	20,096	14,161	20,605
Other operating expenses	5,081	7,315	5,072	7,866
Occupancy and related expenses	5,053	6,892	4,871	6,794
General and administrative expenses	6,988	12,453	9,164	12,192
Depreciation expense	2,162	3,541	2,472	4,067
Pre-opening costs	1,858	2,334	1,705	3,828
Loss on disposal of property and equipment	—	25	17	28

Total expenses	52,352	76,521	54,673	79,628

Income from operations	4,686	5,935	4,831	4,130
Interest expense, net	156	52	31	219

Income before income taxes	4,530	5,883	4,800	3,911
Income tax expense	397	460	374	366

Net income	$4,133	$5,423	$4,426	$3,545

	Fiscal year ended		Thirty-nine weeks ended
(Dollar amounts in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Other data:
Number of Shacks	21	40	33	53
Domestic company-operated	13	21	16	26
Domestic licensed	3	4	4	5
International licensed	5	15	13	22
Same Shack sales growth	7.1%	5.9%	5.5%	3.0%
Average unit volumes
Domestic company-operated Shacks	$5,367	$5,017
Manhattan Shacks	7,034	7,387
Non-Manhattan Shacks	3,791	3,840
International licensed Shacks(1)	9,665	6,077
Shack system-wide sales(1)	$81,048	$139,903	$98,931	$156,080
Shack-level operating profit margins(2)	25.6%	26.0%	27.2%	24.7%
Manhattan Shacks	29.0%	30.3%	31.7%	31.2%
Non-Manhattan Shacks	19.8%	21.9%	22.8%	20.8%
Adjusted EBITDA(3)	$9,998	$14,459	$11,417	$14,063
As a percentage of revenue	17.5%	17.5%	19.2%	16.8%
Capital expenditures	$11,036	$16,194	$10,359	$17,885

(1)
Shack system-wide sales includes combined revenue from all of our domestic company-operated Shacks and our domestic and international licensed Shacks. Our total revenue is limited to Shack sales from domestic company-operated Shacks and licensing revenue from our domestic and international licensed Shacks.

(2)
A reconciliation of Shack sales to Shack-level operating profit margin is set forth below:

	Fiscal year ended		Thirty-none weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Shack sales	$55,591	$78,587	$56,783	$78,988
Food and paper costs	16,774	23,865	17,211	24,248
Labor and related expenses	14,436	20,096	14,161	20,605
Other operating expenses	5,081	7,315	5,072	7,866
Occupancy and related expenses	5,053	6,892	4,871	6,794

Shack-level operating profit	$14,247	$20,419	$15,468	$19,475

Shack-level operating profit margin	25.6%	26.0%	27.2%	24.7%

(3)
A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Net income	$4,133	$5,423	$4,426	$3,545
Depreciation expense	2,162	3,541	2,472	4,067
Interest expense, net	156	52	31	219
Income tax expense	397	460	374	366

EBITDA	6,848	9,476	7,303	8,197
Equity-based compensation(a)	450	93	51	124
Deferred compensation(b)	—	2,054	2,032	—
Pre-opening costs(c)	1,623	1,737	941	2,260
Deferred rent(d)	839	975	1,023	1,934
Loss on disposal of property and equipment(e)	—	25	17	28
Costs associated with this offering(f)	—	—	—	1,495
Other non-cash items(g)	238	99	50	25

Adjusted EBITDA	$9,998	$14,459	$11,417	$14,063

(a)
Non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

(b)
For the periods presented, represents amounts accrued under a bonus agreement we entered into with an employee pursuant to which we agreed to pay a bonus in a future period.

(c)
Non-capital expenditures associated with opening new Shacks exclusive of deferred rent incurred prior to opening.

(d)
Reflects the extent to which our annual rent expense has been above or below our cash rent.

(e)
Includes the loss on disposal of assets in the ordinary course of business.

(f)
Costs incurred in connection with this offering, including legal, accounting and other related expenses.

(g)
For the periods presented, represents non-cash charges for certain employee benefits.

        The following is a description of certain key financial definitions and a discussion of our results of operations for fiscal 2013 compared to fiscal 2012 and the thirty-nine weeks ended September 24, 2014 compared to the thirty-nine weeks ended September 25, 2013.

Shack Sales

        Shack sales represent the aggregate sales of food and beverages in domestic company-operated Shacks. Shack sales in any period are directly influenced by the number of operating weeks in such period, the number of open Shacks and same Shack sales.

        Shack sales were $78.6 million for fiscal 2013 compared to $55.6 million for fiscal 2012, an increase of $23.0 million or 41.4%. The growth in Shack sales was primarily driven by the opening of eight new domestic company-operated Shacks during fiscal 2013. Shacks in the comparable Shack base contributed $2.3 million of this increase while new domestic company-operated Shacks contributed $20.7 million. Same Shack sales growth increased 5.9% during fiscal 2013. For purposes of calculating same Shack sales growth, Shack sales for eight Shacks were included in the comparable Shack base. For fiscal 2013, AUVs for Manhattan Shacks were $7.4 million and AUVs for non-Manhattan Shacks were $3.8 million.

        For the thirty-nine weeks ended September 24, 2014, Shack sales were $79.0 million compared to $56.8 million for the thirty-nine weeks ended September 25, 2013, an increase of $22.2 million or 39.1%, primarily driven by the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2104. Shacks in the comparable Shack base contributed $1.0 million of this increase while new domestic company-operated Shacks contributed $21.2 million. Same Shack sales increased 3.0% during the thirty-nine weeks ended September 24, 2014. For purposes of calculating same Shack sales growth, Shack sales for 12 Shacks were included in the comparable Shack base.

Licensing Revenue

        Licensing revenue is comprised of license fees and territory fees. License fees are calculated as a percentage of sales and territory fees are payments for the exclusive right to develop Shacks in a specific geographic area.

        Licensing revenue was $3.9 million for fiscal 2013 compared to $1.4 million for fiscal 2012, an increase of $2.5 million or 167.4%. This increase was primarily driven by the opening of 10 international licensed and one domestic licensed Shack during fiscal 2013. AUVs at international licensed Shacks declined over the same period due to the opening of lower-volume Shacks during fiscal 2013.

        For the thirty-nine weeks ended September 24, 2014, licensing revenue was $4.8 million compared to $2.7 million in the thirty-nine weeks ended September 25, 2013, an increase of $2.1 million or 75.3%. This increase was primarily driven by the opening of nine internationally licensed Shacks between September 25, 2013 and September 24, 2014.

Food and Paper Costs

        Food and paper costs include the direct costs associated with food, beverage and packaging of our menu items. The components of food and paper costs are variable by nature, change with sales volume, are impacted by menu mix and are subject to increases or decreases in commodity costs.

        Food and paper costs were $23.9 million for fiscal 2013 compared to $16.8 million for fiscal 2012, an increase of $7.1 million or 42.3%, primarily due to the opening of eight new domestic company-operated Shacks during fiscal 2013. As a percentage of Shack sales, food and paper costs increased slightly to 30.4% for fiscal 2013 compared to 30.2% for fiscal 2012. This increase was due to an increase in the cost of certain food items, primarily beef, which was partially offset by menu price increases and purchasing efficiencies of other items.

        For the thirty-nine weeks ended September 24, 2014, food and paper costs were $24.2 million compared to $17.2 million for the thirty-nine weeks ended September 25, 2013, an increase of $7.0 million or 40.9%. This increase was primarily due to the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2014. As a percentage of Shack sales, food and paper cost increased to 30.7% for the thirty-nine weeks ended September 24, 2014 from 30.3% for the thirty-nine weeks ended September 25, 2013. This increase was due to an increase in the cost of certain food items, primarily beef, which was partially offset by menu price increases.

Labor and Related Expenses

        Labor and related expenses include domestic company-operated Shack-level hourly and management wages, bonuses, payroll taxes, workers' compensation expense and medical benefits. As we expect with other variable expense items, we expect labor costs to grow as our Shack sales grow. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs and the performance of our domestic company-operated Shacks.

        Labor and related expenses were $20.1 million for fiscal 2013 compared to $14.4 million for fiscal 2012, an increase of $5.7 million or 39.2%. This increase was primarily due to the opening of eight new domestic company-operated Shacks during fiscal 2013. As a percentage of Shack sales, labor and related expenses decreased to 25.6% in fiscal 2013 compared to 26.0% in fiscal 2012. This decrease was due to certain operational efficiencies and strategies implemented at the Shacks in fiscal 2013.

        For the thirty-nine weeks ended September 24, 2014, labor and related expenses were $20.6 million compared to $14.2 million for the thirty-nine weeks ended September 25, 2013, an increase of $6.4 million, or 45.5%. This increase was primarily due to the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2014. As a percentage of Shack sales, labor and related expenses increased to 26.1% for the thirty-nine weeks ended September 24, 2014 compared to 24.9% for the thirty-nine weeks ended September 25, 2013. This increase was due to a decision by the Company to increase the starting rate of pay for Shack team members at the start of fiscal 2014, as well as the impact of lower-volume Shacks opening and the impact on fixed management labor.

Other Operating Expenses

        Other operating expenses consist of marketing expenses, utilities and other operating expenses incidental to operating our domestic company-operated Shacks, such as non-perishable supplies, credit card fees, property insurance and repairs and maintenance.

        Other operating expenses were $7.3 million for fiscal 2013 compared to $5.1 million for fiscal 2012, an increase of $2.2 million or 44.0%, primarily due to the opening of eight new domestic company-operated Shacks in fiscal 2013. As a percentage of Shack sales, other operating expenses increased to 9.3% in fiscal 2013 compared to 9.1% in fiscal 2012. This increase was due to the opening of lower-volume non-Manhattan Shacks and the impact of fixed operating expenses at these lower-volume non-Manhattan Shacks.

        For the thirty-nine weeks ended September 24, 2014, other operating expenses were $7.9 million compared to $5.1 million for the thirty-nine weeks ended September 25, 2013, an increase of $2.8 million or 55.1%, primarily due to the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2014. As a percentage of Shack sales, other operating expenses increased to 10.0% for the thirty-nine weeks ended September 24, 2014 compared to 8.9% for the thirty-nine weeks ended September 25, 2013. This increase was due to the impact of certain fixed operating expenses on new lower volume Shacks.

Occupancy and Related Expenses

        Occupancy and related expenses consist of Shack-level occupancy expenses (including rent, common area expenses and certain local taxes), excluding pre-opening costs, which are recorded separately.

        Occupancy and related expenses were $6.9 million for fiscal 2013 compared to $5.1 million for fiscal 2012, an increase of $1.8 million or 36.4%, primarily due to the opening of eight new domestic company-operated Shacks in fiscal 2013. As a percentage of Shack sales, occupancy and related expenses decreased to 8.8% in fiscal 2013 compared to 9.1% in fiscal 2012, primarily due to the opening of non-Manhattan Shacks, where occupancy and related expenses are typically lower.

        Occupancy and related expenses were $6.8 million for the thirty-nine weeks ended September 24, 2014 compared to $4.9 million for the thirty-nine weeks ended September 25, 2013, an increase of $1.9 million, or 39.5%, primarily due to the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2014. As a percentage of Shack sales, occupancy and related expenses remained unchanged at 8.6% for both the thirty-nine weeks ended September 24, 2014 and the thirty-nine weeks ended September 25, 2013.

General and Administrative Expenses

        General and administrative expenses consist of costs associated with corporate and administrative functions that support Shack development and operations, as well as equity-based compensation expense for certain executives.

        General and administrative expenses were $12.5 million for fiscal 2013 compared to $7.0 million for fiscal 2012, an increase of $5.5 million or 78.2%. As a percentage of total revenue, general and administrative expenses increased to 15.1% in fiscal 2013 from 12.3% in fiscal 2012. This increase was due primarily to an increase in payroll related to building our infrastructure through new hires at our home office to support our planned growth as well as a $2.1 million charge for a deferred bonus payable to a member of our executive team.

        For the thirty-nine weeks ended September 24, 2014, general and administrative expenses were $12.2 million compared to $9.2 million for the thirty-nine weeks ended September 25, 2013, an increase of $3.0 million, or 33.0%. As a percentage of total revenue, general and administrative expenses decreased to 14.6% for the thirty-nine weeks ended September 24, 2014 from 15.4% for the thirty-nine weeks ended September 25, 2013. This decrease was primarily due to the aforementioned charge of $2.1 million accrued during the thirty-nine weeks ended September 25, 2013. There was no such charge during the thirty-nine weeks ended September 24, 2014. Also contributing to the decrease was a reduction in the agreed-upon management fee rate paid to USHG, offset by increases in management payroll and training costs.

Depreciation Expense

        Depreciation expense consists of the depreciation of fixed assets, including leasehold improvements and equipment.

        Depreciation expense was $3.5 million for fiscal 2013 compared to $2.2 million for fiscal 2012, an increase of $1.3 million or 63.8%. This increase was due primarily to depreciation of capital expenditures related to the opening of eight new domestic company-operated Shacks during fiscal 2013. As a percentage of total revenue, depreciation expense increased to 4.3% in fiscal 2013 compared to 3.8% in fiscal 2012 due to the introduction of lower-volume non-Manhattan Shacks into the Shack system.

        For the thirty-nine weeks ended September 24, 2014, depreciation expense was $4.1 million compared to $2.5 million for the thirty-nine weeks ended September 25, 2013, an increase of $1.6 million or 64.5%. This increase was primarily due to additional depreciation of capital expenditures related to the opening of 10 new domestic company-operated Shacks between September 25, 2013 and September 24, 2014. As a percentage of total revenue, depreciation expense increased to 4.9% for the thirty-nine weeks ended September 24, 2014 from 4.2% for the thirty-nine weeks ended September 25, 2013 due to the introduction of lower-volume non-Manhattan Shacks into the system.

Pre-opening Costs

        Pre-opening costs consist primarily of legal fees, rent, managers' salaries, training costs, employee payroll and related expenses, all costs to relocate and compensate Shack management teams prior to an opening and wages, travel and lodging costs for our opening training team and other support team members. All such costs incurred prior to the opening of a domestic company-operated Shack are expensed in the period in which the expense was incurred. Pre-opening costs can fluctuate significantly from period to period, based on the number and timing of domestic company-operated Shack openings and the specific pre-opening costs incurred for each domestic company-operated Shack. Additionally, domestic company-operated Shack openings in new geographic market areas will initially experience higher pre-opening costs than our established geographic market areas, such as the New York City metropolitan area, where we have greater economies of scale and incur lower travel and lodging costs for our training team.

        Pre-opening costs were $2.3 million in fiscal 2013 compared to $1.9 million in fiscal 2012, an increase of $0.4 million or 25.6% as a result of an increase in the number of new domestic company-operated Shacks opened in fiscal 2013.

        For the thirty-nine weeks ended September 24, 2014, pre-opening costs were $3.8 million compared to $1.7 million for the thirty-nine weeks ended September 25, 2013, an increase of $2.1 million or 124.5% as a result of an increase in the number of new domestic company-operated Shacks during the thirty-nine weeks ended September 24, 2014, as well as pre-opening costs incurred on Shacks scheduled to open in the fourth quarter of fiscal 2014.

Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment represents the net book value of assets that have been retired and consists primarily of furniture and fixtures that were replaced in the normal course of business.

        For all periods presented, loss on disposal of property and equipment was immaterial.

Interest Expense

        Interest expense consists of interest on the Revolving Credit Facility (as defined below) as well as the amortization of deferred financing costs incurred in connection with the Revolving Credit Facility.

        For all periods presented, interest expense was immaterial.

Income Tax Expense

        Income tax expense consists of unincorporated business tax payable to the City of New York as well as other various state and local taxes. We are also subject to tax withholding in other foreign jurisdictions. SSE Holdings is currently taxed as a partnership. See "—Critical Accounting Policies—Income Taxes."

        Income tax expense was $0.5 million in fiscal 2013 compared to $0.4 million in fiscal 2012. Our effective income tax rate decreased to 7.8% in fiscal 2013 from 8.8% in fiscal 2012, primarily due to lower state and local income taxes.

        Income tax expense was $0.4 million for both the thirty-nine weeks ended September 24, 2014 and the thirty-nine weeks ended September 25, 2013. Our effective income tax rate increased to 9.4% for the thirty-nine weeks ended September 24, 2014 from 7.8% for the thirty-nine weeks ended September 25, 2013, primarily due to increased foreign withholding taxes.

Liquidity and Capital Resources

        We have continued to experience increases in Shack-level operating profit margin, Adjusted EBITDA, the number of domestic company-operated Shack openings, same Shack sales growth and AUVs. However, the restaurant industry continues to be challenged, and uncertainty exists as to the sustainability of these favorable trends. We believe that cash provided by operating activities, cash on hand and the Revolving Credit Facility are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 12 months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully.

        We desire to maintain a strong balance sheet to support our growth initiatives and increase same Shack sales with financial flexibility; to provide the financial resources necessary to protect and enhance the competitiveness of our brand and guest experience at our Shacks; and to provide a prudent level of financial capacity to manage the risks and uncertainties of operating our business in the current volatile economic environment and through future economic and industry cycles. Our ongoing capital expenditures are principally related to opening new Shacks, existing Shack capital investments (both for remodels and maintenance), as well as investment in our corporate infrastructure.

        In addition, following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make to the Continuing SSE Equity Owners will be significant. Any payments made by us to Continuing SSE Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to SSE Holdings and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.

        We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in SSE Holdings' debt agreements and other factors that our board of directors deems relevant. See "Dividend Policy." Holders of the shares of Class B common stock will have the same voting rights as holders of shares of the Class A common stock but holders of the Class B common stock are not entitled to participate in any dividends declared by Shake Shack Inc.'s board of directors.

        We utilize operating lease arrangements for all of our domestic company-operated Shacks. We believe that our operating lease arrangements continue to provide the appropriate leverage for our capital structure in a financially efficient manner. Because we lease all of the properties related to our domestic company-operated Shacks, as well as our home office, we do not have any debt that is secured by real property.

Summary of Cash Flows

        Our primary sources of liquidity and capital resources have been cash provided from operating activities, cash on hand and the Revolving Credit Facility. Aside from the capital expenditures noted above, our primary requirements for liquidity are for lease obligations, working capital and general corporate needs. Our requirement for working capital is not significant because our guests pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items.

        The following table and discussion presents, for the periods indicated, a summary of our key cash flows from operating, investing and financing activities.

	Fiscal year ended		Thirty-nine weeks ended
(in thousands)	December 26, 2012	December 25, 2013	September 25, 2013	September 24, 2014
Net cash flows provided by operating activities	$11,678	$12,924	$9,989	$11,433
Net cash flows used in investing activities	(11,036)	(16,194)	(10,359)	(17,885)
Net cash (used in) provided by financing activities	(2,171)	313	—	(517)

Net decrease in cash	(1,529)	(2,957)	(370)	(6,969)
Cash at beginning of period	17,562	16,033	16,033	13,076

Cash at the end of period	$16,033	$13,076	$15,663	$6,107

Operating Activities

        For fiscal 2013, net cash provided by operating activities was $12.9 million compared to $11.7 million for fiscal 2012, an increase of $1.2 million, primarily due to cash generated by increased revenue as a result of new domestic company-operated Shack openings.

        For the thirty-nine weeks ended September 24, 2014, net cash from operating activities was $11.4 million compared to $10.0 million for the thirty-nine weeks ended September 25, 2013, an increase of $1.4 million. This increase was due primarily to cash generated by increased revenue as a result of new domestic company-operated Shack openings.

Investing Activities

        For fiscal 2013, net cash used in investing activities was $16.2 million compared to $11.0 million for fiscal 2012, an increase of $5.2 million. The increase was due to an increase in capital expenditures to construct new domestic company-operated Shacks in the current year period.

        For the thirty-nine weeks ended September 24, 2014, net cash used in investing activities was $17.9 million compared to $10.4 million for the thirty-nine weeks ended September 25, 2013, an increase of $7.5 million. This increase was due to an increase in capital expenditures to construct new domestic company-operated Shacks in such period compared to the thirty-nine weeks ended September 25, 2013.

Financing Activities

        For fiscal 2013, net cash provided by financing activities was $0.3 million. For fiscal 2012, net cash used in financing activities was $2.2 million, an increase of $2.5 million, primarily due to the repayment of approximately $1.9 million of long-term debt as well as the payment of deferred financing charges.

        For the thirty-nine weeks ended September 24, 2014, net cash used in financing activities was $0.5 million, resulting from distributions to members and the payment of debt issuance costs, offset by proceeds from borrowings under the Revolving Credit Facility. For the thirty-nine weeks ended September 25, 2013, there was no cash provided by or used in financing activities.

Revolving Credit Facility

        On December 17, 2011, we entered into a credit agreement consisting of a term loan and a revolving credit facility. The term loan was repaid on December 17, 2012. On December 30, 2013, we entered into an amendment to the credit agreement, which amendment became effective in April 2014, and which we refer to as the "Revolving Credit Facility." The amendment provides for a revolving total commitment amount of $50.0 million of which $30.0 million was available immediately and can be increased to the full amount on or after the first anniversary of the effective date of the amendment upon our election and satisfaction of certain conditions, including compliance with a funded net debt to Adjusted EBITDA ratio of 2.0 to 1.0. The Revolving Credit Facility will mature and all amounts outstanding will be due and payable five years from the effective date. The Revolving Credit Facility permits the issuance of letters of credit upon our request of up to $10.0 million. Borrowings under the Revolving Credit Facility bear interest at either: (i) LIBOR plus a percentage ranging from 3.0% to 4.0%, or (ii) the prime rate plus a percentage ranging from 0.0% to 1.0%. As of September 24, 2014, we had $5.0 million of borrowings outstanding under the Revolving Credit Facility and $24.9 million of availability, after giving effect to $0.1 million in letters of credit.

        The Revolving Credit Facility is secured by a first-priority security interest in substantially all of our assets and is guaranteed by USHG.

        The Revolving Credit Facility contains a number of covenants that, among other things, restrict our ability to, subject to specified exceptions, incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; make loans, advances or guarantees; pay dividends or make other distributions (with an exception so long as no event of default (as such term is defined in the Revolving Credit Facility) exists and subject to pro forma compliance with a funded net debt to Adjusted EBITDA ratio); engage in transactions with affiliates; and make investments. In addition, the Revolving Credit Facility contains certain cross-default provisions. We are required to maintain a specified consolidated fixed-charge coverage ratio and a specified funded net debt to Adjusted EBITDA Ratio. As of September 24, 2014, we were in compliance with all covenants.

        In connection with this offering, we anticipate obtaining the New Credit Facility. See "Description of Indebtedness."

Off-Balance Sheet Arrangements

        As of September 24, 2014, we did not have any off-balance sheet arrangements, except for operating leases entered into in the normal course of business.

Contractual Obligations

        The following table and discussion presents contractual obligations and commercial commitments as of December 25, 2013.

	Payments due by period
(in thousands)	Total	Fiscal 2014	Fiscal 2015-2016	Fiscal 2017-2018	Thereafter
Operating lease obligations	$166,215	$6,464	$23,078	$27,568	$109,105
Deferred compensation	$2,450	—	—	$2,450	—

Total	$168,665	$6,464	$23,078	$30,018	$109,105

        The above table excludes long-term, exclusive contracts we enter into with certain vendors to supply us with food, beverages and paper goods, obligating us to purchase specified quantities. These volume commitments are not subject to any time limit and there are no material financial penalties associated with these agreements in the event of early termination. We also enter into purchase commitments related to construction, marketing and other service-related arrangements that occur in the normal course of business. Such commitments are excluded from the above table as they are typically short-term in nature and are not material as of December 25, 2013.

        Other long-term liabilities excluded from the above table include non-cash obligations for deferred rent and deferred property incentives. In addition, other unrecorded obligations that have been excluded from the contractual obligations table include contingent rent payments, property taxes, insurance payments and common area maintenance costs.

Critical Accounting Policies and Use of Estimates

        Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

        Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

Revenue Recognition

        Revenue consists of Shack sales and licensing revenues. Revenue from Shacks are presented net of discounts and recognized when food and beverage products are sold. Sales taxes collected from customers are excluded from revenues and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities. Revenues from our gift cards are deferred and recognized upon redemption. Licensing revenues include exclusive territory fees and ongoing licensing fees from all licensed Shacks. Territory fees are recorded as deferred revenue when received and proportionate amounts are recognized as revenue when a Shack is opened as all material services and conditions related to the fee have been substantially performed. Ongoing licensing fees from these Shacks are recognized as revenue in the period the related Shacks' revenues are earned.

Property and Equipment

        Property and equipment acquired is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over their estimated useful lives, generally ranging from five to seven years for furniture and fixtures, computer equipment, computer software, and machinery and equipment. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life.

        We assess potential impairments to our long-lived assets, which includes property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Shack-level assets are grouped together for the purpose of the impairment assessment. There were no impairment charges recorded during fiscal 2012, fiscal 2013 or the thirty-nine weeks ended September 24, 2014.

Leases

        We currently lease all of our domestic company-operated Shacks and the home office. At the inception of each lease, we determine its appropriate classification as an operating or capital lease. As of December 25, 2013 and September 24, 2014 there were no leases classified as capital leases. For operating leases that include rent escalations, we record the base rent expense on a straight-line basis over the term of the lease and the difference between the base cash rents paid and the straight-line rent expense is recorded as deferred rent. Certain leases contain contingent rent provisions that require additional rental payments based upon sales volume. When achievement of such sales volume target is probable, contingent rent is accrued in proportion to the sales recognized during the period that are attributable to the expected achievement of the sales volume target. It is our policy to record straight-line rent expense from possession date through the opening date as pre-opening expense. Once a domestic company-operated Shack opens, we record the straight-line rent plus contingent rent, if applicable, as occupancy and related expenses.

        We expend cash for leasehold improvements and to build out and equip our leased premises. We may also expend cash for structural additions that we make to leased premises. Generally, a portion of the leasehold improvements and building costs are reimbursed to us by our landlords as construction contributions pursuant to agreed-upon terms in our leases. If obtained, landlord construction contributions usually take the form of up-front cash, full or partial credits against our future minimum or percentage rents otherwise payable by us, or a combination thereof. When contractually due to us, we classify tenant improvement allowances as deferred rent on the consolidated balance sheets and amortize the tenant improvement allowance on a straight-line basis over the lease term as a credit to occupancy and related expenses.

Income Taxes

        SSE Holdings is currently, and will be through the consummation of this offering, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, taxable income or loss is passed through to and included in the taxable income of its members, including us. Accordingly, the consolidated financial statements included in this prospectus do not include a provision for federal income taxes. SSE Holdings is liable for various other state and local taxes and is subject to tax withholding in foreign jurisdictions. After the consummation of this offering, pursuant to the SSE Holdings LLC Agreement, SSE Holdings will generally make pro rata tax distributions to holders of LLC Interests in an amount sufficient to fund all or part of their tax obligations with respect to the cumulative taxable income of SSE Holdings that is allocated to them. See "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—Distributions."

        After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of SSE Holdings and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect to be significant. We intend to cause SSE Holdings to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—Distributions."

Equity-Based Compensation

        Equity-based compensation expense is measured based on fair value. We recognize compensation expense on a straight-line basis over the requisite service period. For awards with graded vesting features and service conditions only, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. If not already 100% vested, awards shall become fully vested (i) upon the occurrence of a change in control or (ii) upon the occurrence of an initial public offering, each as defined in the grant agreements with respect to such awards. The potential compensation expense to be recorded for the awards upon consummation of the planned public offering is approximately $0.6 million, the amount of unrecognized compensation expense related to non-vested awards as of September 24, 2014. We will recognize non-cash equity-based compensation expense with respect to these awards in the period in which the offering is consummated. Equity-based compensation expense is included within general and administrative expenses on the consolidated statements of operations.

Members' Equity

        We created a Unit Appreciation Rights Plan (the "Plan"), effective in 2012, and as amended, whereby we may grant up to 31,303 unit appreciation rights ("UARs") to employees. The UARs granted are subject to continued employment and are only exercisable upon a qualifying transaction, which is either a change of control or an initial public offering, each as defined in the Plan. Upon the occurrence of a qualifying transaction, each UAR entitles the holder to receive a payment determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base amount of the UAR, by (ii) the stated number of Class B units deemed covered by the UAR. Effective October 30, 2014, the Plan was amended to establish the form of the payment to which UAR holders are entitled upon the occurrence of a qualifying transaction. Payments to UAR holders will be in the form of shares of Class A common stock. The UARs terminate on the tenth anniversary of the grant date or upon termination of employment, if earlier. The consummation of this offering will constitute a qualifying transaction under the terms of the Plan and will result in the recognition of approximately $             million of compensation expense. We will recognize compensation expense with respect to the UARs in the period in which the planned public offering is consummated. Compensation expense is included within general and administrative expenses on the consolidated statements of operations.

Jumpstart Our Business Startups Act of 2012

        The JOBS Act permits us, as an "emerging growth company," to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosure of Market Risks

Commodity and Food Price Risks

        Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and beverage, energy and other commodities. We have been able to partially offset cost increases resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be offset by menu price increases.

Labor and Benefits Costs

        At our domestic company-operated Shacks, we have historically provided a starting wage that is above the minimum wage in place for that particular state. For instance, in Manhattan Shacks, we start our new employees at $10.00 per hour even though the minimum wage in New York is $8.00 per hour. We believe that this enables us to attract a higher caliber employee and this translates directly to better guest service. Our desire is to continue to do so and, as such, there can be no assurance that we will generate same Shack sales growth in an amount sufficient to offset increases in minimum wage or other inflationary pressures.

Interest Rate Risk

        We are exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Our Revolving Credit Facility carries interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of September 24, 2014, we had $5.0 million in outstanding borrowings under the Revolving Credit Facility.

Foreign Currency Exchange Risk

        Although we conduct business outside of the United States, the revenue and expenses associated with our international business are transacted in U.S. dollars and accordingly we do not have material foreign currency risk.

Impact of Inflation

        While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same Shack sales growth in an amount sufficient to offset inflationary or other cost pressures.

        Substantially all of the leases for our domestic company-operated Shacks provide for contingent rent obligations based on a percentage of sales. As a result, an increase in occupancy and related expenses will offset a proportionate share of any menu price increases at our domestic company-operated Shacks.

Seasonality and Quarterly Results

        Our business is subject to seasonal fluctuations in that our Shack sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. Our quarterly results have been and will continue to be affected by the timing of new Shack openings and their associated pre-opening costs. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

        The following table sets forth certain unaudited financial and operating information for each fiscal quarter during fiscal 2012, fiscal 2013 and each of the first three fiscal quarters of fiscal 2014. The unaudited quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

	Fiscal 2012				Fiscal 2013				Fiscal 2014
(Dollar amounts in thousands)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter
Total revenue	$11,815	$13,936	$16,070	$15,217	$15,749	$20,952	$22,803	$22,952	$24,196	$27,737	$31,825
Income from operations	$1,222	$1,729	$1,733	$2	$1,283	$2,936	$612	$1,104	$1,229	$2,142	$759
Other data:
Same Shack sales growth	27.0%	7.7%	8.2%	-0.1%	0.8%	5.9%	8.2%	6.8%	3.9%	4.5%	1.2%
Number of Shacks	14	15	17	21	24	28	33	40	44	48	53
Domestic company-operated	9	10	12	13	14	16	16	21	21	23	26
Domestic licensed	3	3	3	3	3	4	4	4	4	4	5
International licensed	2	2	2	5	7	8	13	15	19	21	22

LETTER TO OUR PROSPECTIVE INVESTORS FROM OUR FOUNDER AND CHAIRMAN
AND CHIEF EXECUTIVE OFFICER

Dear Prospective Shareholders,

        One of the things that may get lost among all the hubbub when a company is "going public" is that the business can now be owned, in part, by its greatest fans. We have always been so incredibly grateful for the enormous number of people from all walks of life who genuinely love Shake Shack, and who already feel as if it's theirs. And we're excited that now, for many of them, it actually will be.

        There's a good reason the SEC has such stringent standards for a Registration Statement and if you're interested in owning part of Shake Shack, you will no doubt read every word of it. This letter is just to let you know a little more about our story and how grateful we are for your interest in being part of our future. We pledge to keep doing business with the same set of values and employee first culture that brought us to this point and to stay focused on achieving our long term goals for the company.

        Shake Shack was born "public"—at least in the middle of a public park—first as a hot dog cart, and then three years later, as a humble kiosk. We first conceived of our hot dog cart, not as the basis for a business, but rather as a small experiment to see if something as simple as selling delicious hot dogs could have the power to express what matters most in our Union Square Hospitality Group culture of Enlightened Hospitality: caring for our team members, guests, community, suppliers, and investors.

        What if those hot dogs—part of a public art exhibit—could help draw more people to New York's Madison Square Park? What if—just like in Union Square's fine dining restaurants—the cart could cultivate a legion of regular guests? What if we could remember people's names, what they like as toppings for their hot dog, and when they had last visited us? What if we could source the best possible ingredients and even raise a few dollars for the park in the process?

        Well, the hot dog cart was so popular—with epic lines to match—that all three major TV networks + CNN covered it in their nightly news reports. The New York Times even sent their restaurant critic to write a review! We repeated the cart for three years (2001-2003), before finally deciding to collaborate with the Madison Square Park Conservancy and winning a public bid to build a more permanent kiosk in the park. We entertained a bunch of names for the kiosk (most of them pretty bad—like Custard's First Stand, Dog Run and Madison Mixer) and ultimately settled on Shake Shack.

        Our vision was for Shake Shack to be a "community wealth venture." We would raise the money philanthropically to build the kiosk, then we'd gift it to the park, which would in turn become our landlord. We would own the business, and the park would receive rent as a percentage of our sales. If it worked, we'd employ people, give food lovers a great reason to populate the park from 11:00am-11:00pm, and we'd sell a lot of wonderful food from our favorite suppliers. And if it really worked, every time someone used the Shack, the park would feel safer, and much needed dollars would be generated to provide funding for the park's robust budget for ongoing maintenance, horticulture, and public programming.

        And then something unexpected happened. Shake Shack became so beloved, that just before its fifth birthday, we decided to do something we'd never done before, in our nearly 25-year history as a fine dining restaurant company. We opened a second one—this time on Manhattan's Upper West Side. Our hope was that the second Shake Shack would work so well that we might shorten up the long lines in the park. The second one worked, alright, but, for some reason, more people than ever stood in line in the park.

        Back in those days we asked ourselves every day, "what is it about this place that people love so much?" It's an amazing burger and those frozen custard shakes are incredible—but after all, why would New Yorkers, who are famously rushed—wait in a line for a burger and fries? What was the big deal?

        We looked at that line as a responsibility. A responsibility to assure that if our guests were going to invest time waiting to get their hands and mouths on our burgers, then we owed it to each one of them to bring the exact same level of hospitality, thoughtfulness, and flavor we bring to Union Square's New York Times-starred restaurants.

        At just about the time we decided to grow Shake Shack, the Great Recession hit. Intriguingly, there were some advantages for us. First, our value allowed anyone to trade down in price without giving up one ounce of flavor—or even prestige. We were selling wines and really good beer at unimaginably fair prices—so you could get away with using Shake Shack as a date place—and have a bunch of money left over relative to going out to a full service restaurant. We also found lots of great employees almost instantly as the marketplace was loaded with talent—great hospitality folks who knew our company from our other restaurants, and were intrigued to grow with us in an unexpected way.

        We've never believed that Shake Shack only thrives in a down economy, but growing from one to 15 Shacks smack dab in the heart of the recession told us that we also don't need a robust economy to build our business.

        One of our favorite parts of Shake Shack—a story that is infrequently told, is how it has served as a jobs training program for hundreds of first-time employees, many of whom have then gone on to become managers and leaders in our company. It feels so good to help people learn to take accountability for their role as team members, and then to growand prosper right alongside Shake Shack.

        Another tradition we're proud of and intend to continue is to connect Shake Shack to its broader community. Our biggest initiative is the Great American Shake Sale, which raised over $300,000 this past year for Share Our Strength's No Kid Hungry Campaign. Additionally, we invite each one of our general managers to select a local not-for-profit to partner with. That community organization receives a percentage of sales from one of our frozen custard "concretes"—whose recipe is always derived from local tradition and flavor, often using mix-in ingredients made by a local culinary artisan.

        Shake Shack has also become our passport to seeing the world. Instead of waiting to try our hand internationally until after we'd "saturated" the US, we opened our first international Shake Shack when we had just a small handful of restaurants in our own country. We were curious to learn whether our burgers, shakes and hospitality would successfully translate to other cultures. It has. Among our busiest and most popular Shake Shacks in the world are ones in Dubai, Istanbul, London, and even Kuwait. We had never been to many of those amazing cities before Shake Shack, and our star US employees who travel to those cities to train our new teams are having the times of their lives.

        That early international growth has been a superb education for us in how to hire, teach, and train our culture of Enlightened Hospitality across the globe. It has taught us all kinds of things about distribution of food, allowing us to purchase locally whenever possible, and to remain consistent with the flavor people expect from us. We've learned to design our Shacks in a way that is harmonious with other cultures, and we've learned to tell our story in a way that has influenced other local businesses on how to take great care of people and communities and to earn profits at the same time.

        We are both humbled and proud of the success Shake Shack has enjoyed to date. We began with a mission to do something good for a park and a community. We continue to feel a huge responsibility for each one of our stakeholders, and as we continue to grow by standing for something good—our motto will remain, "the bigger we get, the smaller we need to act."

        In the long run, companies seem to get the kind of shareholders they deserve, and if our story and values resonate with you, we'd be more than honored to count you among them. Thank you for wanting to learn more about how to help us keep this beautiful journey going, and hope to see you soon at Shake Shack!

Sincerely,

Danny Meyer Founder and Chairman of the Board	Randy Garutti Chief Executive Officer

 BUSINESS

        Except as specifically noted or as the context otherwise implies, the description of our menu, supply chain and operations in this prospectus applies to our domestic company-operated Shacks, as some of the Shacks operated by our licensees vary in menu, supply chain and operations.

Overview of Shake Shack

        Shake Shack is a modern day "roadside" burger stand serving a classic American menu of premium burgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. Founded by Danny Meyer's USHG, Shake Shack was created leveraging USHG's expertise in community building, hospitality, fine dining, restaurant operations and sourcing premium ingredients. Danny's vision of Enlightened Hospitality guided the creation of the unique Shake Shack culture that, we believe, creates a differentiated experience for our guests across all demographics at each of the 57 Shacks around the world. As Shake Shack's Board Chairman and USHG's Chief Executive Officer, Danny has drawn from USHG's experience creating and operating some of New York City's most acclaimed and popular restaurants, including Union Square Cafe, Gramercy Tavern, Blue Smoke, The Modern and Maialino, to build what we believe is a new fine casual restaurant category in Shake Shack.

        Shake Shack originated from a hot dog cart that USHG established in 2001 to support the rejuvenation of New York City's Madison Square Park through its Conservancy's first art installation—"I © Taxi." The hot dog cart was an instant hit, with lines forming daily throughout the summer months for the next three years. In response to this success, the city's Department of Parks and Recreation awarded Shake Shack a contract to create a kiosk to help fund the park's future. In 2004, Shake Shack officially opened and immediately became a community gathering place for New Yorkers and visitors from all over the world. Over the last decade, Shake Shack has become a beloved New York City institution that generates significant media attention, critical acclaim and a passionately devoted following. We have since grown rapidly with 57 Shacks in nine countries and 32 cities.

        Our vision is to Stand For Something Good in all aspects of Shake Shack's business, including the exceptional team we hire and train, the premium ingredients making up our menu, our community engagement and the design of our Shacks. Stand For Something Good is a call to action to all of our stakeholders—our team, guests, communities, suppliers and investors—and we actively invite them all to share in this philosophy with us. This commitment drives our integration into the local communities in which we operate and fosters a lasting connection with our guests. We continually invest in our "Shack Team," as we believe that team members who are treated and trained well will deliver Enlightened Hospitality and a superior guest experience. Through our leadership development program, The Shacksperience, we teach our team members the principles of Enlightened Hospitality and how to live and breathe our Shack Pact, the agreement that encompasses our value system and brand ethos. Our people make all the difference, as they embody the sense of community necessary to create the complete Shake Shack experience. This vision reflects our goal to be the best burger company in the world, for the world and for our team.

        We believe Shake Shack has become a compelling lifestyle brand and has helped to pioneer the creation of a new fine casual category in restaurants. Fine casual couples the ease, value and convenience of fast casual concepts with the high standards of excellence in thoughtful ingredient sourcing, preparation, hospitality and quality grounded in fine dining. As a pioneer in this new category, we strive to maintain the culinary traditions of the classic American burger stand, while providing our guests a menu of chef-inspired food and drinks. Our signature items are our all-natural, hormone and antibiotic-free burgers, hot dogs, crinkle-cut fries, shakes and frozen custard. We cook our burgers and spin our shakes to order and strive to use the freshest premium ingredients available. This core menu is supplemented with seasonal and innovative culinary offerings such as those featured during our annual Shacktoberfest event.

        Of the 57 Shacks, there are 28 domestic company-operated Shacks, five domestic licensed Shacks and 24 international licensed Shacks. We open Shacks in areas where communities gather, often with high foot traffic and substantial commercial density such as New York City's Theater District, London's Covent Garden and Dubai's Mall of the Emirates. We have been able to successfully grow across a variety of locations due to our versatile Shack formats and designs that are tailored to reflect each Shack community's core attributes. During the three fiscal years ended December 25, 2013, we grew from seven Shacks in two states to 40 Shacks across six states, Washington, D.C. and eight other countries, representing a 79% CAGR. In fiscal 2013, our domestic company-operated Shacks had AUVs of approximately $5.0 million, of which our Manhattan Shacks had AUVs of approximately $7.4 million and our non-Manhattan Shacks had AUVs of approximately $3.8 million. During the three fiscal years ended December 25, 2013, our total revenue grew from $19.5 million to $82.5 million, a 62% CAGR, our net income grew from $0.2 million to $5.4 million, and Adjusted EBITDA grew to $14.5 million. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data."

(1)
Shack system-wide sales includes combined revenue from all of our domestic company-operated Shacks and our domestic and international licensed Shacks. Our total revenue is limited to Shack sales from domestic company-operated Shacks and licensing revenue from our domestic and international licensed Shacks.

The Burger Market

        Shake Shack is part of the burger market of the restaurant industry, which is the largest dine-out segment in the United States with more than $72 billion in 2013 sales, according to Technomic Inc. The burger industry is estimated to be twice the size of the pizza market, which is the next largest category. Given its role as the quintessential American meal, burgers have also proven to be the most portable concept internationally, with an estimated global market size of over $135 billion.

        With the majority of the burger restaurant segment comprised of quick service restaurant competitors, we believe that Shake Shack is well positioned to take market share, as we believe consumers will continue to trade up to higher quality offerings given an increasing consumer focus on responsible sourcing, ingredients and preparation. Additionally, we believe that consumers will continue to move away from the added time commitment and cost of traditional casual dining.

        We believe that many consumers want to associate with brands whose ethos matches that of their own, and that Shake Shack's fine casual position, born and raised in Manhattan, creates a distinctly differentiated global lifestyle brand opportunity.

What Makes Shake Shack Special

1.     Our Culture of Enlightened Hospitality: Taking Care of Each Other

        We believe that the culture of our team is the single most important factor in our success. We aim to recruit and develop a team with the innate "personality to please" that cannot be taught. We look for people who are warm, friendly, motivated, caring, self-aware and intellectually curious team members, or what we call "51%'ers." We use the term "51%" to describe the emotional skills needed to thrive at the job and "49%" to describe the technical skills needed for the job. Our 51%'ers are excited and committed to championship performance, remarkable and enriching hospitality, embodying our culture and actively growing themselves and the brand. Our team is trained to understand and practice the values of Enlightened Hospitality: caring for each other, caring for our guests, caring for our community, caring for our suppliers and caring for our investors. These principles have been championed by Danny Meyer throughout his career and are detailed in his New York Times best-selling book Setting the Table: The Transforming Power of Hospitality in Business; they are fundamental to the way Shake Shack operates its business. We invest in our team through extensive leadership development programs to ensure that Shake Shack remains a great place to work and an exciting career choice for team members at every level. We have built a culture of active learning and we foster an environment of leadership development throughout the entire lifecycle of employment. We seek to be the employer of choice by offering above industry average compensation in most markets, comprehensive benefits and a variety of incentive programs, including a monthly revenue-sharing program with our employees. We believe that our culture of Enlightened Hospitality enables us to develop future leaders from within and deliver a consistent Shack experience as we continue to grow.

Culture

        Our culture is rooted in the 29-year history of USHG. Our commitment to Stand For Something Good permeates throughout every Shack and every team member we hire. Expounding on the principles of USHG's Enlightened Hospitality and Stand For Something Good is our Shack Pact, which is prominently displayed in the team member areas of every Shack, on the inside cover of the Shackademics book (our training manual) and on the template for every pre-meal meeting agenda (daily Shack team meeting). It is the agreement we make with ourselves and with each other to uphold our principles and to hold each other accountable. Our Shack Pact is summarized below:

  •
  Hospitality—We stand for following the 5 Tenets of Enlightened Hospitality (Taking care of Each Other, Our Guests, Our Community, Our Suppliers and Our Investors) to create raves through every stakeholder interaction.

  •
  Team—We stand to hire 51%'ers to create teams that are excited and committed to championship performance, remarkable and enriching hospitality, embodying our culture and actively growing themselves and the brand.

  •
  Food & Drink—We stand to be a worldwide culinary leader in our interpretation of the classic American roadside burger stand.

  •
  The Shack—We stand to design, build and maintain the most engaging, thoughtful, safe and clean environment for our teams to work in and our guests to gather in.

  •
  Communication—We stand to be aligned with each other every day so that mutual understanding leads to progress.

        The unity that we have built amongst our Shack Teams and within the Company as a whole is a key driver of our ability to deliver a great guest experience and, therefore, continue to successfully grow our footprint. Each Shack has a "Caught Doing Right" board where team members are encouraged to post notes when they have witnessed other team members go above and beyond what is expected. At

Shake Shack, we celebrate our successes, no matter how small, and this is practiced at every level of the Company. We also believe that team members will perform their best when they feel like the rest of the team is "on their side"—a belief ingrained in Shake Shack's DNA that began in the early stages of our fine dining history.

Leadership Development

        The goal of training is to develop leaders and to cross utilize team members throughout the operation. We call our team member life cycle, The Shacksperience. This model clarifies and outlines growth opportunities at all levels of the organization and furthers our philosophy of hiring and developing 51%'ers, growing from within and "leaders training future leaders." We train our culture and guiding principles first, and then move to menu knowledge, followed by a focus on station training. We believe that everyone learns differently and our training uses various formats: online interactive, video, hands-on and paper-based. Every team member has access to ShackSource, our proprietary online training portal, following his or her hire. ShackSource is used not only as a learning platform, but also as a communication tool for our team. As an example, ShackSource is a way for team members to send recognition messages, comments, praise and thanks to their fellow team members across the Company.

The Bigger We Get, The Smaller We Need To Act

        This mantra, which was developed from our Stand For Something Good vision, is what guides our decision-making and keeps us connected to our roots. As we grow, it is our passion to continue the ethos that led to the creation of USHG and Shake Shack and to never veer too far from that original vision. We make decisions that focus on the core of who we are, staying true to the principles of Enlightened Hospitality. It is these decisions that drive us to seek out what we believe to be the finest team members, the tastiest ingredients, the best suppliers, the best community partners and the right investors.

2.     Fine Casual: Inspired Food and Drink

        We embrace our Company's fine-dining heritage and are committed to sourcing premium, sustainable ingredients, such as all-natural, hormone and antibiotic-free beef, while offering excellent value to our guests. Our core menu remains focused and is supplemented with targeted innovation inspired by the best versions of the classic American roadside burger stands. As a result of culinary creativity and excellence, we attract continued interest from partners such as award-winning chefs, talented bakers, farmers and artisanal purveyors who want to collaborate with us in different and engaging ways. We never stop looking for the best ingredients and the best culinary partners in order to exceed our guests' expectations in every aspect of their experience.

Menu

        Shake Shack's menu focuses on premium food and beverages, carefully crafted from a range of classic American foods at more accessible price points than full-service restaurants. The domestic menu includes a variety of signature items, such as the ShackBurger, SmokeShack, Shack-cago Dog, 'Shroom Burger, seasonal Frozen Custard, Shakes, Concretes, ShackMeister Ale and Shack Red and White

wines. The Shake Shack concept and core menu items have not materially changed since 2004, which speaks to the timelessness and universal appeal of our food offerings.

Burgers

Shake Shack uses a proprietary whole-muscle blend of all-natural, hormone and antibiotic-free beef in its hamburgers, which are ground fresh daily. Shake Shack's flagship item is the ShackBurger, which is a four-ounce cheeseburger topped with lettuce, tomato and ShackSauce. We take great care in the preparation of our burgers, from sourcing to handling to cooking to ensure that the quality of the burgers we serve drives new and repeat visits. The burger section of our menu also includes the SmokeShack, 'Shroom Burger (our vegetarian burger), Shack Stack and Hamburger.

Fries

Our classic and passionately loved crinkle-cut fries are made from premium golden potatoes and are prepared 100% free of artificial trans fat. Guests also have the option to order Cheese Fries, which are our crinkle-cut fries topped with a proprietary blend of cheddar and American cheese sauce. We believe the tactile pleasure and emotional attachment that our guests have to the crispiness and ridges of our crinkle-cut fries is a nostalgic ode to the roadside burger stand of yesteryear.

Hot Dogs

Shake Shack was born from a hot dog cart in 2001 and we believe that our hot dog options give our guests another premium category from which to choose. Both our beef hot dogs and our chicken dogs are made from 100% all-natural, hormone and antibiotic-free beef and chicken, respectively. Our signature Shack-cago Dog is "dragged through the garden" and topped with Shack relish, onion, cucumber, pickle, tomato, sport pepper, celery salt and mustard. The DogMeister is topped with Cheese Sauce and ShackMeister Ale-marinated shallots.

Frozen Custard

Our premium, dense, rich and creamy ice cream, spun daily on-site, is crafted from Shake Shack's proprietary vanilla and chocolate recipes using only real sugar—no corn syrup—and milk from dairy farmers who pledge not to use artificial growth hormones. Shakes remain our guests' favorite in this category and are scooped and spun to order. Our concretes are made by blending frozen custard at high speed with premium mix-ins. Since each Shake Shack intends to mirror its community, each Shack has signature concretes, distinct to its location, and uses locally-sourced mix-ins made by artisanal producers whenever possible. Also, each month Shake Shack unveils a specialized custard calendar with seasonally changing flavors. The flavors change every month, with favorites repeating throughout the year. Our culinary team also uses the custard menu to highlight local, seasonal and premium ingredients. Not only does the custard calendar keep the custard section of the menu varied and bolster guest frequency, but it also helps distinguish our menu relative to other burger chains.

Beer, Wine and Beverages

Our proprietary ShackMeister Ale, brewed by Brooklyn Brewery, was specifically crafted to complement the flavor profile of a ShackBurger, and our local beer selections are tailored to each Shack's geography. When it comes to wine, we believe that our Shack Red and Shack White, grown and bottled exclusively by Frog's Leap Vineyards in Napa Valley, accentuate our fine dining ethos and provide our guests with premium beverage options not commonly found at burger concepts. In addition, we serve draft Root Beer, seasonal freshly-squeezed lemonade, organic iced tea and Shack20 bottled water, 1% of sales from which support the cleanup of water sources around the world.

Dogs are Welcome Too

We believe that many dog owners treat their four-legged friends as family members. From our first Shack at Madison Square Park, we wanted to invite dogs to be part of the community gathering experience and developed the "Woof" section on our menu. ShackBurger dog biscuits, peanut butter sauce and vanilla custard make up our signature Pooch-ini, which is available at Shacks with outdoor space. We also serve dog biscuits to-go, handcrafted exclusively for us by a New York-based bakery.

Culinary Innovation

        Shake Shack continues to innovate around our core menu. Our team is led by Culinary Director Mark Rosati whose cooking pedigree began at USHG's Gramercy Tavern. We are constantly experimenting with seasonal and local products, to enhance our menu and drive revenue. Our fine dining heritage has afforded Shake Shack a unique opportunity to team up with some of the world's best chefs for short-term specials such as Daniel Boulud's "Piggie Shack" to celebrate our 10th birthday at Madison Square Park or Marc Vetri's "Carbonara Burger" that ran only in Philadelphia. We devote significant resources to menu innovation and are frequently invited to participate and compete in chef events such as the South Beach Wine and Food Festival's Burger Bash, which presents opportunities for us to test new creations that can often lead to the introduction of new items. For example, the SmokeShack, a cheeseburger topped with all-natural bacon, chopped cherry peppers and ShackSauce, which debuted in 2012, has become a popular menu item and helped drive sales.

3.     Beloved Lifestyle Brand

        In Shake Shack's 10-year history, we have become a globally recognized brand with outsized consumer awareness relative to our current footprint. Shake Shack is a New York City institution, a vibrant and authentic community gathering place that delivers an unparalleled experience to loyal, passionate guests and a broad, global demographic. Born in 2004, Shake Shack grew up alongside the emergence of social media and has benefited from an ongoing love affair with passionate fans who share their real-time experiences with friends. We aim to establish genuine connections with our guests and the communities in which they live. Each Shack is localized with design and menu options that we believe drive a sense of appreciation and enthusiasm for the Shake Shack brand. Shake Shack has been recognized with numerous accolades, including Bon Appétit's "The 20 Most Important Restaurants in America" (ranked #16), TIME Magazine's "17 Most Influential Burgers of All Time" (ranked #7 for the ShackBurger) and winning "Best Burger" in 2007 and 2014 at the South Beach Wine and Food Festival's Burger Bash.

Marketing Strategy

        We are today's roadside burger stand and this identity anchors our marketing efforts. The premium positioning and brand voice, derived from the spirit, integrity and humor of Shake Shack, are reinforced by our contemporary, responsible designs and hospitable team members who Stand For Something Good. We believe that our guests appreciate the experience of coming to Shake Shack as a community gathering place and, thus, the heart of our marketing strategy is to communicate and connect with our guests both at our Shacks and through social media.

Stand For Something Good

        Stand For Something Good is an invitation for our guests to align with Shake Shack's commitment to all that is good in the world and a reflection of how Shake Shack embraces these values both internally and externally. We are dedicated to using sustainable materials and equipment, such as handmade tabletops constructed from reclaimed bowling alleys. We source all-natural, hormone and antibiotic-free beef to make our proprietary burger blend because we believe there are no shortcuts to quality. Recently, we have added a Stand For Something Good TV at each Shack to tell our story to our guests through photos, graphics and informative imagery containing information on our suppliers, community relationships and company initiatives.

        The essential components of Stand For Something Good are displayed in each Shack and listed below:

  •
  Good Ingredients—All-natural proteins, vegetarian fed, humanely raised and source verified, with no hormones or antibiotics. We pride ourselves on sourcing premium ingredients from like-minded producers.

  •
  Good n' Green—Sustainable sourcing and business practices throughout the supply chain.

  •
  Good Bones—Caring enough to design the Shack experience so people want to stay and using reclaimed materials whenever possible.

  •
  Good Neighbors—We are all about our hood! We strive to be the best employer and citizen of each community we call home.

Social Media

        Much like we design our Shacks to be community gathering places, we execute a social media strategy that creates an online, on-brand community gathering place. Our guests and fans easily connect with us through Facebook, Instagram, Twitter, Tumblr and Pinterest. We recognize the impact of social media on today's consumers and we use these platforms to share information with our guests about new menu items, new Shack openings and other relevant Shake Shack information. As of November 3, 2014, we had 122,495 Facebook fans, 134,051 Instagram followers, 31,583 Twitter followers and 575,630 check-ins on Foursquare's Swarm. We communicate with our fans in creative and organic ways that both strengthen our connection with them and increase brand awareness. In June 2014, we ranked #10 on Restaurant Social Media Index's top 250 restaurant brands, which is measured on influence, sentiment and engagement.

Community and Charitable Partners

        As a mirror of its community, each Shack focuses on conveying a consistent national brand message and on tailoring marketing efforts to each Shack. We always have menu items that feature local ingredients and beers that are specific to each Shack's community. We also aim marketing efforts at local events which help position Shake Shack as a premium brand that is connected to the community through participating in local celebrations and developing relationships with local chefs and restaurants. For instance, from June 9-13, 2014, our Madison Square Park Shack celebrated The Decade of Shack, its 10-year anniversary. We collaborated with five well-known chefs, each of whom crafted a special-edition burger for one day during the week. Outside of local events, each Shack has one regionally-themed concrete, which has the added benefit of driving semi-annual charitable contributions. The Shack in Miami Beach, for instance, features the "Vice Crispy Treat," and donates 5% of this item's sales to the Miami Children's Hospital.

Shack-wide Events

        Shake Shack promotes annual events to drive repeat visits, add limited-time-offers and build intrigue among staff and guests. Shacktoberfest, for example, is Shake Shack's ode to traditional Oktoberfest in which special sausages, beers and desserts are added to the menu for a 10-day period in October. Throughout the year, we offer playful items that surprise and delight our guests such as When Irish Fries Are Smiling on St. Patrick's Day, as well as Corn Dogs during Memorial Day, the 4th of July and Labor Day weekends.

        Since 2012, Shake Shack has held The Great American Shake Sale during the month of May to raise money and awareness for childhood hunger. During The Great American Shake Sale, we encourage guests to donate $2 in exchange for a free cake-themed shake (a $5 value) at their next visit. 100% of these donations go directly to Share Our Strength's No Kid Hungry campaign. In May 2014, we raised $338,000 across our domestic company-operated Shacks for this initiative.

Product Placement

        Shake Shack has been fortunate to receive considerable product placement in movies, TV shows and other media without any cost to the Company. In fact, Shake Shack has been able to charge fees for these location shoots, which have included scenes from the motion pictures Something Borrowed and Tower Heist, as well as the acclaimed HBO series The Newsroom. We have also been featured in segments on The Daily Show, Saturday Night Live, CBS Sunday Morning and Late Night with Jimmy Fallon.

4.     Versatile Real Estate Model Built for Growth

        During fiscal 2013, we grew the number of our domestic company-operated Shacks by 62% to 21. We will continue to not only fill in existing markets such as New York, Boston, Philadelphia, Washington, D.C., Atlanta, Chicago and South Florida to leverage operational effectiveness as we cluster in high-density markets, but also enter new markets, including Las Vegas and Austin, where we have signed leases. Although we currently have only 57 Shacks around the world, we have identified many attractive and differentiated markets for the Shake Shack experience. In major metropolitan areas, we seek locations where communities gather, often with characteristics such as high foot traffic, substantial commercial density, reputable co-tenants and other traffic drivers such as proximity to parks, museums, schools, hospitals and tourist attractions. For every potential domestic company-operated Shack we consider, we apply rigorous financial metrics to ensure we maintain our targeted profitability. We measure much of our financial success by analyzing Shack-level operating profit margins, cash-on-cash returns and payback periods. Our flexible model allows us to design our Shacks so that we can pursue a variety of property types. We have successfully launched different layouts and sizes of Shacks in varied locations throughout urban high density areas, suburban in-line and pad sites, regional malls, lifestyle centers, ballparks, airports and train stations. Each design is critical to the Shake Shack experience and we blend our core brand identifiers with features specifically designed for each Shack to be of its place and connect directly with its neighborhood. With a disciplined approach to new Shack development and a successful track record in site selection, we are positioned well for future growth.

Existing Shacks

        Our Shack system consists of 57 Shacks comprised of 28 domestic company-operated Shacks, five licensed domestic Shacks and 24 licensed international Shacks. To date, we have never closed or relocated a Shack. In addition, we lease our home office, which consists of approximately 10,500 square feet in New York, New York.

DOMESTIC

State	Company-operated	Licensed	Total
Connecticut	2	—	2
District of Columbia	3	1	4
Florida	4	—	4
Georgia	1	—	1
Illinois	1	—	1
Massachusetts	2	—	2
New Jersey	1	—	1
New York	10	4	14
Pennsylvania	3	—	3
Virginia	1	—	1

Total Domestic	28	5	33

INTERNATIONAL

Country	Company-operated	Licensed	Total
Kuwait	—	5	5
Lebanon	—	2	2
Qatar	—	1	1
Russia	—	2	2
Saudi Arabia	—	1	1
Turkey	—	4	4
United Arab Emirates	—	8	8
United Kingdom	—	1	1

Total International	—	24	24

TOTAL SYSTEM-WIDE	28	29	57

Real Estate

        A typical domestic company-operated Shack is between 3,000 and 3,500 square feet with interior seating for between 80 and 100 guests. Additionally, whenever possible, our domestic company-operated Shacks feature either outdoor seating or easy access to a park or green space. We believe that these attributes facilitate the community gathering experience that our guests love and associate with our brand. We lease all of our domestic company-operated Shacks. Our leases typically have initial terms of 10 years with two five-year renewal options.

Site Selection

        Shake Shack is ultimately about the guest experience and our site selection focuses on choosing great sites where people want to be together. Our site selection process is actively led by our Real Estate Committee, consisting of our CEO, CFO, Director of Real Estate & Design and Director of Construction & Facilities. The Real Estate Committee meets regularly and follows a detailed approval process to ensure quality, fiduciary responsibility and overall adherence to the Company's strategic growth goals. We invest in site analytics tools for extensive demographic analysis and data collection for both existing and new potential sites. In addition to our in-house team of experienced real estate professionals, we use a national real estate broker to manage a network of regional brokers in order to leverage external resources in pursuit of pipeline development and consistent deal flow.

Construction

        A typical Shack takes between 14 and 16 weeks to build. We use a number of general contractors on a regional basis and employ a mixed approach of bidding and strategic negotiation in order to ensure the best value and highest quality construction. Often during the construction of new Shacks, particularly those in new markets, we reimagine the often uninspiring plywood walls that surround a construction site and use this space as a canvas to begin the process of integrating the Shake Shack brand into the community prior to it even opening. For instance, during the third quarter of fiscal 2014, as we were constructing our first Shack in Chicago, we unveiled six interactive life-size sliding puzzles with illustrated pieces that celebrate Chicago landmarks, while revealing the burgers, hot dogs and frozen custards that Shake Shack guests have enjoyed over the past decade.

Design

        The original Shake Shack in Madison Square Park was designed by SITE Architecture and Design, led by James Wines and Denise Lee, in collaboration with Pentagram, led by Paula Scher. This design set the tone for a dynamic dialogue inside the park and our surrounding neighborhood that continues to drive our designs today. The overall atmosphere and design of our new Shacks evoke the very best from the design of the original park kiosk, as well as the best of the fine dining experience in terms of the quality of design, material used, lighting and music. We are mindful that each new Shack should embody the experience of the Madison Square Park Shake Shack—the line, the kiosk style, the experience of ordering food made just for you and the energetic open kitchen.

        While each Shack is specifically designed to be of its place and connect with its neighborhood, Shake Shack has developed a number of iconic brand identifiers common to every Shack, including wrap-around steel beams, open kitchens, magnetic menu boards and tables made from reclaimed bowling lanes. Although no two Shacks are alike, we believe that these brand identifiers are critical to the expression of the brand and the experience of Shake Shack.

Domestic Licensing

        We have five licensed domestic Shacks: one in Citi Field where the New York Mets play; one in Nationals Park where the Washington Nationals play; one at the Saratoga Race track; and two in the Delta Airlines terminal at John F. Kennedy International Airport ("JFK"). The three licensed Shacks in sporting venues are operated by Hudson Yards Sports and Entertainment LLC ("HYSE") doing business as Union Square Events, another subsidiary of USHG. The two Shacks in JFK are licensed to a third party, though they are managed by Shake Shack employees. All five licensed domestic Shacks provide regular license fees based on sales and bolster brand equity. Additionally, the Shacks at JFK serve breakfast and a number of "grab-and-go" items such as freshly-made yogurt parfaits and all-natural chocolate fudge brownies.

5.     Shack-onomics

        Our brand power and thoughtful approach to growth have resulted in strong Shack performance across a variety of geographic areas and formats and during both strong and weak economic environments. Our Shack model is designed to generate attractive Shack-level operating profit margins, strong cash flow and high returns on invested capital. We have notable AUVs in both Manhattan and non-Manhattan domestic company-operated Shacks. For fiscal 2013, our domestic company-operated Shacks had AUVs of $5.0 million, of which our Manhattan Shacks had AUVs of $7.4 million with Shack-level operating profit margins of approximately 30% and our non-Manhattan Shacks had AUVs of $3.8 million with Shack-level operating profit margins of approximately 22%. Historically, our domestic company-operated Shacks have delivered an attractive average cash-on-cash return of 65% and payback period of 1.5 years of which our Manhattan Shacks generated an average cash-on-cash return of 82% and payback period of 1.2 years and our non-Manhattan Shacks generated an average cash-on-cash return 31% and payback period of 3.2 years. Since the vast majority of future Shacks will be non-Manhattan locations, we are targeting AUVs in the $2.8 to $3.2 million range, Shack-level operating profit margins in the 18 to 22% range and cash-on-cash returns in the 30 to 33% range.

Our Shacks

        As an early stage company, we believe that it is important to show the varied models with which we have already had success. Our revenue varies considerably across geographic lines and our AUVs remain high. Because of our New York City history and roots as a fine-dining company, our base of Shacks was initially built in Manhattan. Of the 28 domestic company-operated Shacks, we currently have six located in Manhattan and 22 located outside of Manhattan.

        We have a balanced lunch/dinner mix, which is reflective of steady guest traffic throughout the day and further differentiates Shake Shack from a number of competitive restaurants that tend to skew towards a more heavily-weighted lunch period.

6.     The Shack Travels Abroad

        With 24 licensed Shacks outside the United States, we believe that we have proven to be an internationally desirable restaurant concept. Our track record of opening successful Shacks in both the United States and overseas demonstrates the global appeal of Shake Shack and validates our belief in our significant whitespace opportunity internationally. We currently have license agreements for four major international territories, with Shacks operating in eight countries. The Middle East has been our most prominent growth market with 17 Shacks in operation, followed by Turkey with four, Russia with two and the United Kingdom with one. In fiscal 2013, our international licensed Shacks had AUVs of $6.1 million, which resulted in license fees of approximately $3.5 million. In addition to license fees, we also receive exclusive territory fees, which help us fund further domestic growth.

International Licensing

        The international mission of Shake Shack is to export the best of the American fine casual experience, spreading Enlightened Hospitality to communities around the world, while generating cash flow to help fuel the Company's growth. Being a New York-based brand, with USHG's history of creating some of New York City's favorite restaurants, Shake Shack has had a distinct and early opportunity to grow internationally. Shake Shack seeks partners whose values and standards of excellence are fully aligned with our vision, culture and brand. Shake Shack's domestic company-operated development plan is complemented by a focused effort to increase its international footprint with operationally-experienced, proven licensees. Because of Shake Shack's compelling unit economics and global brand strength, the Company attracts substantial interest from large international retail operators.

        In fiscal 2009, when there were just two domestic company-operated Shacks, we were pursued by an experienced and well-respected operator of licensed brands, with whom we subsequently entered into an area development agreement. Under its terms, our international licensee, Alshaya Trading Co. W.L.L. ("Alshaya"), paid Shake Shack a territory fee for the exclusive right to operate Shake Shacks in select countries within the Middle East, as well as ongoing license fees based on sales. In fiscal 2012, we amended the area development agreement to expand the license rights into Turkey, the United Kingdom, and Russia, for which we also received territory fees and will receive ongoing license fees based on sales. Outside of the Middle East, Alshaya sublicenses its Shake Shack operations to affiliates and unaffiliated third parties with which it has long-standing commercial relationships. We work closely with Alshaya to open Shacks in new markets, implementing the same conceptual strategies that we employ domestically to ensure that our Shacks have brand consistency and provide a community gathering place for our guests.

7.     Leaders Training Future Leaders

        Our team is led by passionate and experienced senior leaders, balanced with professionals formerly from USHG's fine dining operations and industry veterans from larger restaurant companies. Randy Garutti, our Chief Executive Officer, combines strategic multi-unit leadership experience with fine dining expertise. Randy has worked in restaurants since he was 13 and joined USHG in 2000 as General Manager of Tabla, followed by Union Square Cafe, and later took on the role of Director of Operations overseeing all USHG restaurants, prior to launching the first Shake Shack in 2004. Randy has led the development of the Shake Shack concept from its earliest stages and guided every aspect of the business. Jeff Uttz, our Chief Financial Officer, brings valuable experience managing high growth restaurant concepts drawing from his 22 years of restaurant finance experience, most recently as Chief Financial Officer at Yard House Restaurants. Jeff led the expansion of Yard House from three units when he began to over 40 units when Yard House was acquired by Darden Restaurants, Inc. Randy and Jeff are supported by a talented executive leadership team that has deep experience in operations, culinary arts, supply chain, finance and accounting, training and leadership development, people resources, real estate and design, construction and facilities, information technology, legal, marketing and communications.

Shake Shack is in the Very Early Stages of Growth

        We believe that we are well-positioned to achieve significant, sustainable financial growth, primarily driven by:

Opening New Domestic Company-Operated Shacks

        This is where our greatest immediate opportunity for growth lies. We waited nearly five years to open our second Shack, and we are still in the very nascent stage of our story, with only 28 domestic company-operated and five domestic licensed Shacks in nine states and Washington, D.C. We believe there is tremendous whitespace opportunity to expand in both existing and new U.S. markets, and we have invested in the infrastructure that will enable us to continue to grow rapidly and with discipline. In fiscal 2013, we significantly expanded our domestic company-operated footprint by opening eight new Shacks representing 62% domestic unit growth. Thus far in fiscal 2014, we have opened seven domestic company-operated Shacks and plan to open two more by fiscal year end. We plan to open at least 10 new domestic company-operated Shacks each year, beginning in fiscal 2015, for the foreseeable future. Based on our experience, and analysis and research conducted for us by eSite, we believe that we can grow our current domestic company-operated Shack footprint to at least 450 Shacks by adding more domestic company-operated Shacks in new and existing markets. The rate of future Shack additions in any particular period is inherently uncertain and is subject to numerous factors that are outside of our control. As a result, we do not currently have an anticipated timeframe for such expansion. We believe we have a versatile real estate model built for growth. We have adopted a disciplined expansion strategy designed to leverage the strength of our business model and our significant brand awareness to successfully develop new Shacks in an array of markets that are primed for growth, including new, existing, small and large markets. We will use a portion of the proceeds from this offering to open new Shacks and renovate existing Shacks. See "Use of Proceeds." As we grow, we will continue to live by one principle to ensure the success of both our new and existing restaurants: "The Bigger We Get, The Smaller We Need To Act." This mantra is central to our Stand For Something Good vision and encompasses our commitment to continue to make decisions that focus on the core of who we are, staying true to the principles of Enlightened Hospitality.

Capitalizing on Our Outsized Brand Awareness

        The Shake Shack experience has cultivated significant brand awareness relative to the small number of Shacks. We have worked tirelessly to establish a genuine connection with our guests and integrate into their communities through investment in innovative marketing and programming. We utilize various social media outlets to actively engage with our growing online following. In June 2014, we ranked #10 on Restaurant Social Media Index's top 250 restaurant brands, which is measured on influence, sentiment and engagement. Furthermore, we believe that our press and media impressions and industry recognition are a testament to the strength of our brand. We were named one of "The 25 Most Innovative Consumer and Retail Brands" in 2014 by Entrepreneur.com, ranked #11 in The Daily Meal's "101 Best Restaurants in America" for 2013, and were the winner of the 2013 "Most Loved Brand of the Year" from the RIZMY Awards, "Best Burger" at the 2014 South Beach Wine and Food Festival's Burger Bash and more. Additionally, we give back to the communities in which we operate, and strengthen awareness for philanthropic causes such as Share Our Strength's No Kid Hungry campaign. Our marketing focuses on interacting with our guests in an authentic, innovative manner which creates memorable, meaningful experiences. The experience that we provide for our guests and local communities has generated a growing loyal following who promote our brand through word-of-mouth. We believe that this outsized brand awareness will continue to fuel our growth in existing and new markets.

Growing Same Shack Sales

        Given the significant awareness of our brand and the excitement we have been able to generate for our market launches, our Shacks have generally opened with higher volumes and operating profits relative to their second year, which have often shown a decline in sales and operating profit. In year three, our Shacks generally mature and continue to grow from the second year base and then retain these higher volumes over time. It is important to note that, while our goal is to grow same Shack sales over time, this is not our greatest growth opportunity. We expect our Shacks to deliver low same Shack sales growth for the foreseeable future as the number of new Shack openings relative to our comparable Shack base remains our primary driver of growth. We do, however, continually focus on improving our same Shack sales performance by providing an engaging and differentiated guest experience that includes new seasonal and Shack-specific offerings, unique and thoughtful integration with local communities and high standards of excellence and hospitality. We will continue to innovate around our core menu to keep our offerings fresh, while remaining focused on our signature items. For example, our SmokeShack, which debuted in 2012, has been a great success and helped drive sales.

Opportunistically Increasing Our Licensed Shacks Abroad

        We will continue to grow our licensed portfolio by expanding further in the eight countries in which we currently have internationally licensed operations. This strategy historically has been a low-cost, high-return method of growing our brand awareness and providing significant cash flow. We believe there are additional international markets that will embrace the Shake Shack concept. Given our position in New York and the success of our current licensed Shacks at home and abroad, we continue to attract substantial interest from potential international licensees around the world and have identified opportunities to expand our licensing footprint in existing and new international markets.

Operations

Sourcing and Supply Chain

        Shake Shack has always been committed to seeking out and working with best-in-class suppliers, artisanal purveyors, cattle ranchers and distribution networks. Our Stand For Something Good vision guides us in how we source and develop our ingredients, always looking for the best ways to provide top quality food that is a value and accessible to all. All of our proteins are raised without added hormones and we never use antibiotics. The Supply Chain team has developed a reliable supply chain and continues to focus on identifying additional backups to avoid any possible interruptions of service and product.

        We have a regional strategy for ground beef production to ensure that we are always serving freshly ground and never frozen beef. We have had the same butcher for the New York City metropolitan area, Mid-Atlantic and Northeast Shacks since opening our first Shack, which helped create our proprietary beef blend. We will continue to partner with and develop regional suppliers in new markets as we grow.

        We entered into a distribution agreement with one broadline distributor. By the end of fiscal 2014, Shake Shack will utilize nine distribution centers from our broadline distributor. This broadline distributor is the main purchasing link in the United States among many of our suppliers and distributes most of our dry, refrigerated and frozen goods, non-alcoholic beverages, paper goods and cleaning supplies. We rely on this broadline distributor's transportation and logistics network to obtain the best landed cost into distribution for all items. We use another broadline distributor to distribute the majority of our products to our international licensed Shacks.

Food Safety and Quality Assurance

        Our commitment to food safety is strengthened through the direct relationship between our Supply Chain, Culinary and Quality Assurance teams. All supplier and ingredient decisions go through a review of the supplier's internal and external quality audits, insurance coverage, track record and physical site inspection. We have a Food Safety Site Inspection process in place and a dedicated Quality Assurance Manager to ensure food safety across all domestic company-operated Shacks.

Management Information Systems

        Our domestic company-operated Shacks use computerized point-of-sale and back-office systems created by NCR Corporation, which we believe are scalable to support our growth plans. These point-of-sale systems are designed specifically for the restaurant industry and we use many customized features to increase operational effectiveness, internal communication and data analysis. This system provides a touch screen interface, graphical order confirmation display, touch screen kitchen display and integrated, high-speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales, product mix and average transaction size.

        Our Shack back-office computer system is designed to assist in the management of our domestic company-operated Shacks and provide real-time labor and food cost management tools. These tools provide the home office and operations management quick access to detailed business data and reduces restaurant managers' time spent on administrative needs. The system provides our restaurant managers the ability to submit orders electronically with our distribution network. The system also supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each Shack with final reports following the end of each period.

Competition

        We compete in the restaurant industry, which is highly competitive and fragmented. We compete primarily with "better burger" restaurants and, to a lesser extent, fast casual restaurants, quick service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. Our competition includes a wide variety of locally owned restaurants and national and regional chains. Our competition in the broadest perspective includes fast casual and fine dining restaurants, convenience food stores, delicatessens, supermarkets and club stores. Some of our competitors, including some of our "better burger" competitors, have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing Shacks or intend to locate new Shacks. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have or plan to have Shacks. However, we specifically target guests that appreciate our engaging and differentiated guest experience that includes great food, unique and thoughtful integration with local communities and high standards of excellence and hospitality. We believe that we compete primarily based on experience, product quality, restaurant concept, service, location and value perception. Our competition continues to intensify as competitors enter the burger segment and open new restaurants. Additionally, we compete with local and national restaurant concepts and other retail concepts for prime restaurant locations.

Intellectual Property

        Since our inception, we have undertaken to strategically and proactively develop our intellectual property portfolio by registering our trademarks and service marks worldwide. As such, Shake Shack currently has 15 registered marks domestically, including registrations in its core marks ("Shake Shack", "Shack Burger", " ", and " ") and certain other marks, such as Stand for Something Good, which reflects the brand's ethos. Internationally, Shake Shack currently has registered its core marks in over 80 countries spanning six continents. These marks are registered in multiple international trademark classes, including for restaurant services, food services, non-alcoholic beverages and apparel. Shake Shack also owns the domain www.shakeshack.com as well as over 60 other domain names for use in other markets.

        In addition, we have agreements with the suppliers of our proprietary products that the recipes for and production processes associated with those products are our property, confidential to us, and may not be provided to any other customer. Our proprietary products include the burger recipe for our whole muscle blend and the patty grinding procedure and the product formulations for our ShackSauce, 'Shroom Burger, cheese sauce, unflavored custard base, chocolate custard base, and certain toppings and custard mix-ins. We also have exclusive arrangements with our suppliers of ShackMeister Ale, Shack Red wine, Shack White wine, all-natural hot dog and all-natural chicken sausage.

Government Regulations and Environmental Matters

        We are subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of our Shacks. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions or approvals could delay or prevent the opening of, or adversely impact the viability of, a Shack in a particular area. The development and construction of additional Shacks will be subject to compliance with applicable zoning, land use and environmental regulations. We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new Shacks.

        We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and other working conditions. We are also subject to the Americans With Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our Shacks to make reasonable accommodations for disabled persons.

        Approximately 3% of revenues from our domestic company-operated Shacks is attributable to the sale of alcoholic beverages, namely beer and wine. Alcoholic beverage control regulations require each of our Shacks to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our Shacks, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. One of our domestic company-operated Shacks does not have a liquor license because of the high cost of a liquor license in that jurisdiction, which has a liquor license quota.

We may decide not to obtain liquor licenses in certain jurisdictions due to the high costs associated with obtaining liquor licenses in such jurisdictions.

        Our licensing activities are subject to the rules and regulations of the Federal Trade Commission ("FTC") and various state laws regulating the offer and sale of licenses. Substantive state laws that regulate the licensor-licensee relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the licensor-licensee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a licensor to terminate or refuse to renew a license and the ability of a licensor to designate sources of supply. We believe that our licensing procedures comply in all material respects with both the FTC license rule and all applicable state laws regulating franchising in those states in which we have offered licenses.

        For a discussion of the various risks we face from regulation and compliance matters, see "Risk Factors."

Employees

        Currently, Shake Shack has approximately 1,630 employees, of whom approximately 1,400 are hourly team members, 160 are Shack-level managers and 70 are home office personnel.

Legal Proceedings

        We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources.

MANAGEMENT

        Below is a list of the names and ages, as of November 6, 2014, of our directors and executive officers and a description of the business experience of each of them.

Name	Age	Position
Daniel Meyer	56	Chairman of the Board of Directors
Randy Garutti	39	Chief Executive Officer and Director
Jeff Uttz	45	Chief Financial Officer
Peggy Rubenzer	51	Vice President, People Resources
Jeff Flug	51	Director
Evan Guillemin	49	Director
Jonathan D. Sokoloff	57	Director
Robert Vivian	56	Director

Executive Officers and Directors

        Daniel Meyer has served as the Chairman of the board of directors of Shake Shack since its formation and as the Chairman of the board of directors of SSE Holdings since January 2010. Mr. Meyer is the founder and Chief Executive Officer of USHG, which owns and operates the following restaurants: Union Square Cafe, Gramercy Tavern, Blue Smoke, Jazz Standard, The Modern, Maialino, Untitled, North End Grill and Marta; its event services business, Union Square Events; and its learning and consulting business, Hospitality Quotient. The restaurants have earned 25 James Beard Awards among them. Mr. Meyer previously served as a member of the board of directors of OpenTable.com from 2000 through 2014. Mr. Meyer co-authored the best-selling Union Square Cafe Cookbook and authored the New York Times bestseller Setting the Table: The Transforming Power of Hospitality in Business. Mr. Meyer is currently a member of the board of directors of The Container Store Group, Inc. and Sotheby's, as well as the following not-for-profit organizations: Share Our Strength and the Irving Harris Foundation. Mr. Meyer has also served as a board member of City Harvest, New Yorkers for Parks, Madison Square Park Conservancy, Union Square Partnership and NYC & Co. Mr. Meyer was selected to our board because of his role in our founding and long career in hospitality and because he possesses particular knowledge and experience in strategic planning and leadership of complex organizations, hospitality businesses and board practices of other major corporations.

        Randy Garutti has served as Shake Shack's Chief Executive Officer and on the board of directors since its formation and as the Chief Executive Officer and on the board of directors of SSE Holdings since April 2012. Prior to becoming Chief Executive Officer, Mr. Garutti served as Chief Operating Officer of SSE Holdings since January 2010. Mr. Garutti has worked with USHG and Mr. Meyer for 15 years. Prior to leading Shake Shack, Mr. Garutti was the Director of Operations, overseeing the operations for all USHG restaurants. In addition, Mr. Garutti served as General Manager of Union Square Cafe and Tabla, both of which won numerous accolades in the hospitality industry. Mr. Garutti graduated from Cornell University's School of Hotel Administration in 1997. Mr. Garutti was selected to our board because of his leadership role in our development and growth and because he possesses particular knowledge and experience in strategic planning and leadership in the hospitality business.

        Jeff Uttz has served as Shake Shack's Chief Financial Officer since its formation and as Chief Financial Officer of SSE Holdings since September 2013. Mr. Uttz has over 22 years of restaurant finance experience. Prior to joining Shake Shack, Mr. Uttz was the Chief Financial Officer of Yard House, where he led the expansion of Yard House from three units when he began to over 40 units when Yard House was acquired by Darden Restaurants, Inc. Prior to Yard House, Mr. Uttz held a number of positions at CKE Restaurants, Inc., working his way up from Manager of Corporate Banking to Vice President of Finance. During his tenure, Mr. Uttz participated in two major acquisitions, when CKE purchased the Hardee's chain as well as the units owned by Hardee's largest franchisee. Mr. Uttz began his career at KPMG where he served a number of clients within the restaurant and hospitality sector and attained his C.P.A. Mr. Uttz attended California State University, Fullerton, where he earned a Bachelor of Arts in Business Administration, Accounting Concentration.

        Peggy Rubenzer has served as our Vice President, People Resources since our formation and as Vice President, People Resources of SSE Holdings since November 2013. Ms. Rubenzer has over 23 years of human resources and training expertise. As Vice President, People Resources at Shake Shack, Ms. Rubenzer leads the company's training, leadership development and human resources functions and supports the success of the teams through training, tools and resources. Prior to joining us in December 2011, Ms. Rubenzer spent 10 years at P.F. Chang's China Bistro in VP roles in both HR and Training. During her tenure at P.F. Chang's, Ms. Rubenzer was instrumental in growing the full and quick service concepts unit count from 82 to 360, supporting a head count of 30,000 employees. Prior to that, Ms. Rubenzer spent 10 years at Southwest Airlines, during which time she oversaw the recruiting and human resources functions for the Mid West region supporting the operation in 15 cities, as well as the company's growth and expansion to the North East.

        Jeff Flug has served on the board of directors of Shake Shack since its formation and on the board of directors of SSE Holdings since January 2010. Mr. Flug has served as the President of USHG since January 2011 and, prior to that, as USHG's Chief Financial Officer and Chief Operating Officer since December 2009. Mr. Flug has over 25 years of leadership and management experience primarily in the financial industry, as well as in the non-profit sector. After graduating from the University of Massachusetts/Amherst in 1984, with a B.B.A. in Accounting, summa cum laude, Mr. Flug began his career as an accountant at Pricewaterhouse Coopers where he attained his C.P.A. in 1986. Mr. Flug attended Columbia Business School, where he received his M.B.A. in Finance in 1988. In 1988, Mr. Flug joined Goldman, Sachs & Co., and ultimately served as a Managing Director and Head of Fixed Income Financial Futures and Options Sales. In 2000, Mr. Flug became the Head of North America Fixed Income Institutional Sales for JPMorgan Chase & Co. In 2006, Mr. Flug served as CEO and Executive Director for Millennium Promise, a nonprofit organization whose mission is to end extreme poverty and Malaria in Africa. Mr. Flug currently serves as a board director of Pennant Park Investment Corporation, Sears Hometown & Outlet Stores and The Mountain School of Milton Academy. Mr. Flug was selected to our board of directors because he brings financial experience and possesses particular knowledge and experience in strategic planning and leadership of complex organizations.

        Evan Guillemin has served on the board of directors of Shake Shack since its formation and on the board of directors of SSE Holdings since April 2013. Mr. Guillemin joined Select Equity Group in April 2004 as the firm's Chief Financial Officer and has managed the firm's finance and operations groups. He is now a Senior Analyst/Associate Portfolio Manager with the firm, focusing on private company investments, as well as public company analysis. Mr. Guillemin is a member of the firm's Management Committee. Prior to joining the firm, he was Chief Financial Officer and then Chief Operating Officer of Delia*s Inc., a publicly-traded retailing company. He also served as Director of Acquisitions at Primedia, and he was a founding editor of SDC Publishing, a financial publishing division of the Thomson Corp. Mr. Guillemin currently serves on the board of directors of Mesa Labs Inc., where he chairs the audit and compensation committees. He also serves on the advisory board of several start-up and non-profit organizations. Mr. Guillemin received a B.A. from Yale College and an M.B.A. with distinction from Harvard Business School. Mr. Guillemin was selected to our board of directors because he brings financial experience and possesses particular knowledge and experience in strategic planning and leadership of complex organizations.

        Jonathan D. Sokoloff has served on the board of directors of Shake Shack since its formation and on the board of directors of SSE Holdings since December 2012. Mr. Sokoloff is currently a Managing Partner with LGP, one of our significant stockholders, and joined in 1990. Before joining LGP, he was a Managing Director in Investment Banking at Drexel Burnham Lambert. Mr. Sokoloff serves on the board of the parent holding companies of BJ's Wholesale Club, Advantage Sales & Marketing and Jetro Cash & Carry and serves on the board of The Container Store Group Inc., USHG, Whole Foods Market, Inc., J.Crew Group, Inc., The Sports Authority, Inc., Jo-Ann Stores, Inc., The Tire Rack, Inc. and Top Shop/Top Man Limited. He co-chairs the Endowment Committee for Private Equity at his alma mater, Williams College. Mr. Sokoloff was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

        Robert Vivian has served on the board of directors of Shake Shack since its formation and on the board of directors of SSE Holdings since June 2010. Mr. Vivian served as the Co-Chief Executive Officer of P.F. Chang's China Bistro from January 2009 through December 2011. Prior to that time, he served as P.F. Chang's President from December 2000 through January 2009 and as its Chief Financial Officer from 1996 through December 2000. He also served as a director of P.F. Chang's China Bistro from January 2009 through April 2011 when he retired. Before joining P.F. Chang's, Mr. Vivian served in a variety of positions with Brinker International, Inc. Mr. Vivian was selected to our board of directors because he possesses particular knowledge and experience in strategic planning and leadership of complex organizations, hospitality businesses and board practices of other major corporations.

Corporate Governance

Composition of our Board of Directors

        Upon the consummation of this offering, the number of directors will be increased to            . Further, our amended and restated certificate of incorporation and bylaws will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

        Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has determined that, except as described below with respect to                                        , all of the members of each of the board's three standing committees are independent as defined under the rules of            , including, in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Board Committees

        Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Current copies of each committee's charter are posted on our website, www.shakeshack.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

        Following this offering, the Voting Group, which will hold Class A common stock and Class B common stock collectively representing a majority of the combined voting power of our total common stock outstanding, intends to enter into the Voting Agreement to elect the nominees of certain members of the Voting Group to our board of directors. See "Description of Capital Stock—Voting Agreement." As a result, we will be a "controlled company" under                        corporate governance standards. As a controlled company, exemptions under the standards will mean that we are not required to comply with certain corporate governance requirements, including the following requirements:

  •
  that a majority of our board of directors consists of "independent directors," as defined under the rules of             ;

  •
  that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and governance committee and compensation committee.

        These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Audit Committee

        The audit committee will be responsible for, among other matters:

  •
  appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

  •
  discussing with our independent registered public accounting firm their independence from management;

  •
  reviewing with our independent registered public accounting firm the scope and results of their audit;

  •
  approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

  •
  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

  •
  reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

  •
  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

        Upon the closing of this offering, our audit committee will consist of            ,             and            with            serving as chair. Rule 10A-3 of the Exchange Act and            rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that            and            meet the definition of "independent director" for purposes of serving on an audit committee under Rule 10A-3 and             rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that            will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

        The compensation committee's responsibilities include:

  •
  reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; and

  •
  appointing and overseeing any compensation consultants.

        Upon the closing of this offering, our compensation committee will consist of            ,             and            with            serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

  •
  developing and recommending to our board of directors a set of corporate governance guidelines and principles.

        The members of our nominating and corporate governance committee are            ,             and            with            serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Risk Oversight

        Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program

        We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Director Compensation

        None of our directors received compensation as a director during fiscal 2013. We intend to approve and implement a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2013, the members of SSE Holdings' compensation committee were            ,             and            . No member of our compensation committee is or has been a current or former officer or employee of Shake Shack or had any related person transaction involving Shake Shack. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of SSE Holdings' compensation committee during fiscal 2013.

Code of Ethics and Code of Conduct

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.shakeshack.com. In addition, we intend to post on our website all disclosures that are required by law or            listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2013 Summary Compensation Table" below. In fiscal 2013, our "named executive officers" and their positions were as follows:

  •
  Randy Garutti, Chief Executive Officer;

  •
  Jeff Uttz, Chief Financial Officer; and

  •
  Peggy Rubenzer, Vice President, People Resources.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. See "Cautionary Note Regarding Forward-Looking Statements."

2013 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for the year ended December 25, 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Randy Garutti	2013	312,450	—		—		70,545	—	382,995
Chief Executive Officer
Jeff Uttz(1)	2013	93,462	825,635	(2)	—		42,997	—	962,094
Chief Financial Officer
Peggy Rubenzer	2013	188,062	—		—	(3)	56,617	—	244,679
Vice President, People Resources

(1)
Mr. Uttz commenced employment with the Company on September 3, 2013. The amount reflected in the "Salary" column represents the pro-rated amount of his annual base salary earned following commencement of employment.

(2)
Amount reflects the full grant-date fair value of the Class B Units in SSE Holdings granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The assumptions used in the valuation of the Class B Unit awards are set forth in Note 12 to the audited consolidated financial statements included in this prospectus.

(3)
Ms. Rubenzer was granted 350 unit appreciation rights on February 11, 2013. Such award was not accounted for under ASC Topic 718 and no accounting expense was recorded in respect of such award.

Narrative to Summary Compensation Table

Employment Agreements

        We do not currently have employment agreements with any of our named executive officers. However, in connection with this offering, we intend to enter into employment agreements with Mr. Garutti and Mr. Uttz. For a description of the anticipated terms and conditions of such employment agreements, please see the section entitled "—New Employment Agreements and Incentive Plans" below.

2013 Salaries

        The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

2013 Bonuses

        In fiscal 2013, each of our named executive officers was eligible to earn an annual performance-based cash bonus from the Company. This 2013 bonus for each of our named executive officers was based upon the achievement of Company adjusted EBITDA and total revenue targets. Mr. Garutti was eligible to receive a target bonus in the amount of 15% of his annual base salary, Mr. Uttz was eligible to receive a target bonus in the amount of 30% of his annual base salary (as pro-rated for his partial year of service in fiscal 2013), and Ms. Rubenzer was eligible to receive a target bonus in the amount of 20% of her annual base salary upon the achievement of the applicable objectives. In fiscal 2013, our Company adjusted EBITDA was 158% of the target amount and our total revenue was 106% of the target amount, resulting in a payment to Mr. Garutti of 153% of his target bonus, to Mr. Uttz of 153% of his target bonus and to Ms. Rubenzer of 153% of her target bonus. The actual amount of the performance-based cash bonuses paid to each named executive officer for fiscal 2013 performance are set forth above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

Equity-Based Compensation

Class B Units

        Certain of our named executive officers currently hold Class B Units in SSE Holdings. Specifically, in 2013, Mr. Uttz was granted 9,034 Class B Units in SSE Holdings as set forth below. The Class B Units generally vest annually over five years from the applicable grant date, subject to acceleration upon the occurrence of a change in control or an initial public offering. The vesting of Mr. Uttz's Class B Units will accelerate in connection with this offering.

        The following table sets forth the Class B Units granted to our named executive officers in fiscal 2013.

Named Executive Officer	2013 Class B Units Granted
Randy Garutti	—
Jeff Uttz	9,034	(1)
Peggy Rubenzer	—

(1)
As of December 25, 2013, all Class B Units held by Mr. Uttz were unvested. Subject to Mr. Uttz's continued employment, all of his unvested Class B Units will vest ratably over five years, subject to acceleration upon a change in control or an initial public offering.

        In connection with the offering, each Class B Unit will be exchanged for LLC Interests.

Unit Appreciation Rights

        SSE Holdings currently maintains a phantom equity plan, which we call the Unit Appreciation Rights Plan, or "UAR Plan." The UAR Plan was adopted in order to foster and promote our long-term success by helping attract and maintain a superior management team and to motivate superior performance by employees selected to participate in the UAR Plan. Ms. Rubenzer is our only named executive officer who participates in the UAR Plan and, in 2013, Ms. Rubenzer was granted 350 unit appreciation rights. Under the UAR Plan, participants have the right to receive a payment in the form of securities of SSE Holdings or one of its affiliates upon a change in control or an initial public offering, subject to the participant's continued employment through the date of the change in control or initial public offering. The amount of the payment is equal to the number of unit appreciation rights held by the participant multiplied by the excess of the transaction price of a Class B Unit over a "base price" per unit specified in each participant's award agreement. Individual participants in the UAR Plan are selected by, and the UAR Plan is administered by, the SSE Holdings board of directors or the compensation committee of the board.

        The following table sets forth the unit appreciation rights granted to our named executive officers in the 2013 fiscal year.

Named Executive Officer	2013 Unit Appreciation Rights Granted
Randy Garutti	—
Jeff Uttz	—
Peggy Rubenzer	350	(1)

(1)
As of December 25, 2013, all unit appreciation rights held by Ms. Rubenzer were unvested. Subject to Ms. Rubenzer's continued employment, she will be entitled to payment in respect of her unit appreciation rights upon a change in control or an initial public offering.

        We expect that all obligations of SSE Holdings under the UAR Plan and awards thereunder will be assigned from SSE Holdings to the Company, effective following this offering, and all unit appreciation rights outstanding under the UAR Plan will be paid out in connection with this offering in the form of shares of our Class A common stock and that, on and after the completion of this offering and following the effectiveness of the 2014 Incentive Award Plan (as described below), no further grants will be made under the UAR Plan.

New Equity-Based Compensation

        We intend to adopt a 2014 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2014 Incentive Award Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders prior to the consummation of this offering. For additional information about the 2014 Incentive Award Plan, please see the section titled "New Employment Agreements and Incentive Plans" below.

Retirement Plans

        USHG currently maintains a 401(k) retirement savings plan, the "401(k) plan," in which our employees, including our named executive officers, who satisfy certain eligibility requirements may participate. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. USHG does not currently match contributions made under the 401(k) plan by our named executive officers and other highly compensated employees. We believe that providing a vehicle for tax-deferred retirement savings though the 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. Following the consummation of this offering, we anticipate that Company employees will continue to be eligible to participate in a 401(k) plan maintained by USHG or the Company.

Employee Benefits

        All of our full-time employees, including our named executive officers, are eligible to participate in health and welfare plans maintained by USHG, including:

  •
  medical, dental and vision benefits;

  •
  medical and dependent care flexible spending accounts; and

  •
  short-term and long-term disability insurance.

        Our named executive officers participate in these plans on the same basis as other eligible employees. We do not maintain any supplemental health and welfare plans for our named executive officers. We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

        We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of Class B Units and unit appreciation rights underlying outstanding equity incentive plan awards for our named executive officers as of December 25, 2013.

	Unit Appreciation Rights					Class B Unit Awards
Name	Number of Class B Unit Underlying Unit Appreciation Rights (#) Vested	Number of Class B Unit Underlying Unit Appreciation Rights (#) Unvested		Unit Appreciation Right Base Amount ($)	Unit Appreciation Right Expiration Date	Number of Class B Units That Have Not Vested (#)		Market Value of Class B Units That Have Not Vested ($)
Randy Garutti	—	—		—	—	—	(1)	—
Jeff Uttz	—	—		—	—	9,034	(2)	626,500	(3)
Peggy Rubenzer	—	626	(4)	122.99	2/1/2022	—		—
	—	350	(4)	183.00	2/11/2023	—		—

(1)
As of December 25, 2013, Mr. Garutti held 31,303 Class B Units and 4,277 membership interests in SSE Holdings, all of which were vested.

(2)
As of December 25, 2013, all Class B Units held by Mr. Uttz were unvested. Subject to Mr. Uttz's continued employment, all of his unvested Class B Units will vest ratably over five years, subject to acceleration upon a change in control or an initial public offering.

(3)
There is no public market for the Class B Units. We valued the Class B Units with the assistance of a third-party valuation expert for purposes of this disclosure. The amount reported above under the heading "Market Value of Class B Units That Have Not Vested" reflects the intrinsic value of the Class B Units as of December 25, 2013. In connection with the offering, the Class B Units will be exchanged for LLC Interests.

(4)
Ms. Rubenzer was granted 626 unit appreciation rights on February 1, 2012 and 350 unit appreciation rights on February 11, 2013. As of December 25, 2013, all unit appreciation rights held by Ms. Rubenzer were unvested. Subject to Ms. Rubenzer's continued employment, she will be entitled to payment in respect of her unit appreciation rights upon a change in control or an initial public offering.

Director Compensation

        Members of the SSE Holdings board of directors have not historically received compensation for their services as board members. In connection with this offering, we have approved and intend to implement a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors. Under the compensation policy, no non-employee director shall be entitled to a cash retainer or other cash compensation in consideration for his service on our board of directors or a committee thereof. Each non-employee director will, however, be entitled to certain equity-based compensation as described below.

        Each non-employee director who, as of the date of this offering, is serving on our board of directors and is expected to continue his or her service following this offering will be granted an option to purchase shares of our Class A common stock with a fair value of $           on the date the shares subject to this offering are priced. Further, each non-employee director who commences service on or after November 1, 2014 will be granted an additional option to purchase shares of our Class A common stock with a fair value of $           on the later of his or her commencement of service as a director and the date the shares subject to this offering are priced.

        In addition to the grants described above, each non-employee director will be entitled to an annual option grant which shall consist of the following: (a) an option to purchase shares of our Class A common stock with a fair value of $           and (b) to the extent the chairman of any committee of our board of directors, an additional option to purchase shares of our Class A common stock with a fair value of $           with respect to each such chairmanship.

        The terms of each award described above will be set forth in a written award agreement between the applicable non-employee director and us, which will generally provide for vesting after one year of continued service as a director.

        The non-employee director compensation policy (including the compensation described above) may be amended, modified or terminated by our board of directors at any time in its sole discretion.

        In addition to the non-employee director compensation policy, we intend to adopt a director stock ownership policy encouraging non-employee directors to hold shares of our Class A common stock with a value equal to at least one times the fair value of the director's annual equity award and any chairman fees.

Special Bonus Agreements

        In March 2011, Mr. Garutti entered into a Special Bonus Agreement with USHG with respect to Mr. Garutti's services to SSE Holdings. This Special Bonus Agreement provides for the payment of a special bonus in the amount of $2.45 million by USHG to Mr. Garutti in the event of a change in control or an initial public offering of SSE Holdings prior to March 11, 2018, which will be payable to him in March 2018. On October 30, 2014, USHG, Mr. Garutti and SSE Holdings entered into an Assignment and Assumption Agreement, pursuant to which USHG assigned this obligation to SSE Holdings. The Special Bonus Agreement contains restrictive covenants prohibiting Mr. Garutti from competing with us and from soliciting any of our or of USHG's employees or contractors for one year following his termination of employment. The restrictive covenants also prohibit the unauthorized use of confidential information.

        In addition to the Special Bonus Agreement, Mr. Garutti entered into two other bonus arrangements in July 2013 with SSE Holdings (the "Incentive Bonus Agreement") and USHG (the "Supplemental Bonus Agreement"), respectively. Such agreements provide for a bonus payment with a value equal to the value of the special bonus under the Special Bonus Agreement and may become payable in the event a change in control or an initial public offering does not occur on or before March 11, 2018, subject to and conditioned upon certain other conditions specified in the Special Bonus Agreement or Incentive Bonus Agreement, as applicable.

        Mr. Garutti will only be entitled to receive payment under one of the Special Bonus Agreement, the Incentive Bonus Agreement or the Supplemental Bonus Agreement. Any such payment will be in an amount equal to $2.45 million and paid in cash and/or equity pursuant to the terms of the applicable agreement.

New Employment Agreements and Incentive Plans

New Employment Agreements

        In connection with this offering, we intend to enter into employment agreements with Messrs. Garutti and Uttz. The material terms of such agreements, as currently contemplated, are summarized below. The Company is still in the process of negotiating the employment agreements and, accordingly, this summary reflects solely the Company's current expectations and is subject to change.

  Employment Term and Position

        The term of employment of each of Messrs. Garutti and Uttz will be three years from the date of this offering, subject to automatic one-year extensions provided that neither party provides written notice of non-extension within ninety days of the expiration of the then-current term. During their respective terms of employment, Mr. Garutti will serve as Chief Executive Officer of the Company and SSE Holdings and Mr. Uttz will serve as Chief Financial Officer of the Company and SSE Holdings. Further, Mr. Garutti will be appointed to our board of directors and will be proposed for re-election during his term of employment.

  Base Salary, Annual Bonus and Equity Compensation

        Pursuant to their employment agreements, Messrs. Garutti and Uttz will be entitled to initial base salaries of $                     and $                    , respectively.

        In addition, Messrs. Garutti and Uttz will be eligible to receive annual performance-based cash bonuses upon the attainment of individual and Company performance goals established by our board of directors or the compensation committee. The maximum amount of the annual performance-based cash bonus that may be received by Messrs. Garutti and Uttz for any fiscal year will be         % of base salary and        % of base salary, respectively.

        Under the employment agreements, Messrs. Garutti and Uttz will also be eligible for annual equity awards, the form and terms of which will be determined by our board of directors or the compensation committee in its discretion.

  Severance

        Each employment agreement will provide for severance upon a termination by us without cause or by Mr. Garutti or Uttz for good reason, in each case, subject to the execution and non-revocation of a waiver and release of claims by Mr. Garutti or Mr. Uttz, as applicable.

        Upon a termination of employment by us without cause or by Mr. Garutti or Mr. Uttz for good reason, Mr. Garutti or Mr. Uttz, as applicable, will be entitled to severance consisting of (a) continued base salary through the first anniversary of the termination of his employment, (b) a prorated annual cash bonus for the year of termination based on actual individual and Company performance, and (c) continued coverage under the Company's group health benefit plans, subject to any cost-sharing or similar provisions, through the first anniversary of termination of employment.

        For purposes of the employment agreements, the Company will have "cause" to terminate Mr. Garutti or Mr. Uttz's employment upon (a) his willful misconduct or act of dishonesty with regard to the Company or any of its affiliates, which in either case, results in material harm to the Company or such affiliate, (b) his willful and continued failure to attempt to perform his duties with the Company or any of its affiliates (other than any such failure resulting from disability), which failure is not remedied within 30 days after receiving written notice thereof, (c) his conviction of (or his plea of guilty or nolo contendere to) any felony involving moral turpitude (other than traffic related offenses or as a result of vicarious liability), or (d) his material breach of any material provision of the employment agreement, which breach is not remedied within 10 days after receiving written notice thereof.

        For purposes of the employment agreements, each of Messrs. Garutti and Uttz will have "good reason" to terminate his employment after the occurrence, with his consent, of (a) any material adverse change in base salary, position, duties, responsibilities, authority, title or reporting obligations, or the assignment of duties that are materially inconsistent with his position, (b) a relocation of principal business location to an area outside of the greater Manhattan area, or (c) any other material breach by the Company of the employment agreement or any other agreement with him. However, no termination for good reason will be effective unless (i) Mr. Garutti or Mr. Uttz, as applicable, provides the Company with at least thirty (30) days prior written notice of his intent to resign for good reason (which notice must be provided within sixty (60) days following the occurrence of the event(s) purported to constitute good reason); (ii) the Company has not remedied the alleged violation(s) within the thirty (30) day period; and (iii) Mr. Garutti or Mr. Uttz's resignation, as applicable, becomes effective no later than thirty (30) days after the Company has either failed to cure such event or indicated that it will not cure such event.

  Restrictive Covenants

        Pursuant to their respective employment agreements, Messrs. Garutti and Uttz will be subject to certain non-competition and non-solicitation restrictions for a twelve-month period after termination of employment. No severance payments or benefits described above shall be paid following the first date that Mr. Garutti or Mr. Uttz, as applicable, violates his restrictive covenants.

2014 Incentive Award Plan

        We intend to adopt the 2014 Incentive Award Plan, or the "Plan," subject to approval by our stockholders prior to the consummation of this offering, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

        Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our affiliates will be eligible to receive awards under the Plan. Following our initial public offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

        Limitation on Awards and Shares Available.    An aggregate of            shares of our common stock will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grants under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an option or stock appreciation right, or "SAR;" (2) shares subject to an SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

        Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our Class A common stock that may be subject to one or more awards granted to any person pursuant to the Plan during any calendar year will be                        and the maximum amount that may be paid in cash under an award pursuant to the Plan to any one participant during any calendar year period will be $            . Further, the maximum aggregate grant date fair value of awards granted to any non-employee director during any calendar year will be $            .

        Awards.    The Plan provides for the grant of stock options, including incentive stock options, or "ISOs," and nonqualified stock options, or "NSOs," restricted stock, dividend equivalents, stock payments, restricted stock units, or "RSUs," deferred stock, deferred stock units, performance awards and SARs. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the right to purchase shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Stock Payments.  Stock payments are awards of fully vested shares of our Class A common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our Class A common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met.

  •
  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates occurring during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan subject to performance based vesting unless and until such awards have vested.

  •
  Deferred Stock Awards:  Deferred stock awards represent the right to receive shares of our Class A common stock on a future date. The Plan provides that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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  Deferred Stock Units:  Deferred stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred stock unit shall entitle the holder thereof to receive one share of Class A common stock on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. The Plan provides that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

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  Performance Awards.  Performance Awards will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in Class A common stock or in a combination of both. The Plan provides that performance awards may include "phantom" stock awards that provide for payments based upon the value of our Class A common stock and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in Class A common stock or in a combination of both.

        Section 162(m).    Section 162(m) of the Code imposes a $1.0 million cap on the compensation deduction that a public company may take in respect of compensation paid to our "covered employees" (which includes our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute "qualified performance-based compensation," or "QPBC," within the meaning of Section 162(m) of the Code. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders' meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the Plan; (3) an exhaustion of the share supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the Company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

        In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital and cost of capital; (x) return on stockholders' equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of common stock or appreciation in and/or maintenance of such price; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance; (xxvii) inventory turns or cycle time and supply chain achievements (including, without limitation, establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); (xxviii) strategic initiatives (including, without limitation, with respect to market penetration, geographic business expansion, manufacturing, commercialization, production and productivity, guest satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, and financial or other capital raising transactions); (xxix) new or existing store results and operations and new store openings; and (xxx) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage), any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

        Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our Company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the administrator may cause any or all of such awards to become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

        Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our Company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

        Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

New Equity Awards

        In connection with this offering, we intend to grant options to purchase              shares of Class A common stock under the Plan to certain of our employees, including the named executive officers (the "offering grants"). We intend the offering grants for Messrs. Garutti and Uttz and Ms. Rubenzer to constitute options to purchase                    ,                     , and                     shares of Class A common stock, respectively. The offering grants are expected to vest in substantially equal installments over time, subject to continued employment.

2014 Senior Executive Bonus Plan

        We intend to adopt the 2014 Senior Executive Incentive Bonus Plan (the "Executive Bonus Plan"), to be effective as of the day immediately prior to this offering. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal features of the Executive Bonus Plan are summarized below.

        The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments. Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as our compensation committee may in its sole discretion determine. The payment of a bonus under the Executive Bonus Plan to a participant with respect to a performance period will generally be conditioned on such participant's continued employment on the last day of such performance period, provided that our compensation committee may make exceptions to this requirement in its sole discretion.

        The performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our affiliates, including but not limited to the following possible performance goals: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital and cost of capital; (x) return on stockholders' equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of common stock of the Company or appreciation in and/or maintenance of such price; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance; (xxvii) inventory turns or cycle time and supply chain achievements (including, without limitation, establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); (xxviii) strategic initiatives (including, without limitation, with respect to market penetration, geographic business expansion, manufacturing, commercialization, production and productivity, guest satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, and financial or other capital raising transactions); (xxix) new or existing store results and operations and new store openings; and (xxx) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage), any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for Executive Bonus Plan awards.

        The Executive Bonus Plan is administered by our compensation committee. Our compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan provides that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earliest of:

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  the first material modification of the Executive Bonus Plan;

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  the first stockholders meeting at which members of our board of directors are elected during 2018; or

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  such other date required by Section 162(m) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since December 26, 2012, we or SSE Holdings have engaged in certain transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities.

        The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Related Party Agreements in Effect Prior to this Offering

Revolving Credit Facility

        SSE Holdings is a party to the Revolving Credit Facility, which provides for a revolving total commitment of $50.0 million. The Revolving Credit Facility is secured by a first-priority security interest in substantially all of the assets of SSE Holdings and the guarantors (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions). Obligations under the Revolving Credit Facility are guaranteed by USHG and each of SSE Holdings' wholly-owned subsidiaries.

Special Bonus Agreements

        In March 2011, Mr. Garutti entered into a Special Bonus Agreement with USHG with respect to Mr. Garutti's services to SSE Holdings. This Special Bonus Agreement provides for the payment of a special bonus in the amount of $2.45 million by USHG to Mr. Garutti in the event of a change in control or an initial public offering of SSE Holdings prior to March 11, 2018, which will be payable to him in March 2018. On October 30, 2014, USHG, Mr. Garutti and SSE Holdings entered into an Assignment and Assumption Agreement, pursuant to which USHG assigned this obligation to SSE Holdings. The Special Bonus Agreement contains restrictive covenants prohibiting Mr. Garutti from competing with us and from soliciting any of our or of USHG's employees or contractors for one year following his termination of employment. The restrictive covenants also prohibit the unauthorized use of confidential information.

        In addition to the Special Bonus Agreement, Mr. Garutti entered into two other bonus arrangements in July 2013 with SSE Holdings (the "Incentive Bonus Agreement") and USHG (the "Supplemental Bonus Agreement"), respectively. Such agreements provide for a bonus payment with a value equal to the value of the special bonus under the Special Bonus Agreement and may become payable in the event a change in control or an initial public offering does not occur on or before March 11, 2018, subject to and conditioned upon certain other conditions specified in the Special Bonus Agreement or Incentive Bonus Agreement, as applicable.

        Mr. Garutti will only be entitled to receive payment under one of the Special Bonus Agreement, the Incentive Bonus Agreement or the Supplemental Bonus Agreement. Any such payment will be in an amount equal to $2.45 million and paid in cash and/or equity pursuant to the terms of the applicable agreement.

Management Services Agreement

        On October 16, 2009, we entered into a Management Services Agreement with USHG, LLC, another subsidiary of USHG (the "Management Company"), pursuant to which the Management Company has provided management services to SSE Holdings, including executive leadership, strategic development, real estate, financial, legal, administrative, operations and human resources services. In exchange for those services, we have paid the Management Company a monthly fee based on our sales for such period. In fiscal 2012 and fiscal 2013, we paid $1.7 million and $2.4 million, respectively, in management services under the Management Services Agreement. In addition, we indemnified the Management Company to the fullest extent permitted by law from and against all losses arising from its performance under the Management Services Agreement.

        We anticipate entering into an Amended and Restated Management Services Agreement with the Management Company, effective January 2015, pursuant to which the Management Company will provide reduced management services to SSE Holdings comprised of executive leadership from USHG's Chief Executive Officer, Daniel Meyer, and other members of USHG's senior management; menu innovation advisory services by Mr. Meyer; strategic development advisory services by Mr. Meyer; leadership development; and limited human resources services. There will be no fees payable by us to the Management Company in connection with these services. The initial term will be through December 31, 2019, with renewal periods. We will also indemnify the Management Company to the fullest extent permitted by law from and against all losses arising from its performance under the Amended and Restated Management Services Agreement.

Master License Agreement with Union Square Events

        HYSE doing business as Union Square Events, another subsidiary of USHG, operates our three domestic licensed Shacks located in sporting venues pursuant to a Master License Agreement (the "Master License Agreement"), which grants Union Square Events the exclusive right to open Shake Shack-branded limited menu concession stands in sports and entertainment venues in the United States. In each of fiscal 2012 and fiscal 2013, Union Square Events paid $0.2 million in license fees pursuant to the Master License Agreement.

The Transactions

        In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, including the transfer of LLC Interests by Former SSE Equity Owners for shares of our Class A common stock in connection with this offering and entering into the Tax Receivable Agreement, the SSE Holdings LLC Agreement and the Registration Rights Agreement. These transactions are described in "The Transactions."

        The transfer of LLC Interests by Former SSE Equity Owners will occur as a result of two mergers, whereby, in each case, a newly formed subsidiary of Shake Shack will merge into a corporation that holds LLC Interests (and of which the Former SSE Equity Owners are shareholders) with each corporation becoming a wholly owned subsidiary of Shake Shack and the Former SSE Equity Owners receiving Class A common stock. Each Former SSE Equity Owner and/or one or more its affiliates will agree, pursuant to their respective merger agreement, to indemnify us against all historic liabilities of the corporation transferred in the applicable merger. Subsequent to these mergers, each such corporation will merge into Shake Shack resulting in Shake Shack owning directly the LLC Interests transferred by the Former SSE Equity Owners pursuant to the initial mergers.

Tax Receivable Agreement

        We expect to obtain an increase in our share of the tax basis of the assets of SSE Holdings when a Continuing SSE Equity Owner receives shares of our Class A common stock or cash at our election in connection with an exercise of such Continuing SSE Equity Owner's right to have LLC Interests held by such Continuing SSE Equity Owner redeemed by SSE Holdings or, at the election of Shake Shack, exchanged (such basis increase, the "Basis Adjustments"). We intend to treat such acquisition of LLC Interests as our direct purchase of LLC Interests from a Continuing SSE Equity Owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by a Continuing SSE Equity Owner to SSE Holdings for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Any Basis Adjustment will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        In connection with the transactions described above, we will enter into the Tax Receivable Agreement (the "TRA") with the Continuing SSE Equity Owners. The TRA will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of SSE Holdings attributable to payments made under the TRA and deductions attributable to imputed interest and other payments of interest pursuant to the TRA. SSE Holdings will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of LLC Interests for shares of our Class A common stock or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either SSE Holdings or us by any Continuing SSE Equity Owner. The rights of each Continuing SSE Equity Owner under the TRA are assignable to transferees of its LLC Interests (other than Shake Shack as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Interests). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

        The actual Basis Adjustments, as well as any amounts paid to the Continuing SSE Equity Owners under the TRA, will vary depending on a number of factors, including:

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  the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of SSE Holdings at the time of each redemption or exchange;

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  the price of shares of our Class A common stock at the time of redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange;

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  the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

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  the amount and timing of our income—the TRA generally will require Shake Shack to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If Shake Shack does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

        For purposes of the TRA, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay (with an assumed tax rate for state tax purposes) had there been no Basis Adjustments and had the TRA not been entered into. The TRA will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing SSE Equity Owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).

        The payment obligations under the TRA are obligations of Shake Shack and not of SSE Holdings. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments that we may be required to make to the Continuing SSE Equity Owners could be substantial. Any payments made by us to Continuing SSE Equity Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to SSE Holdings and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.

        Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing SSE Equity Owner under the TRA. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the TRA and increase the present value of such payments.

        The TRA provides that if (i) we materially breach any of our material obligations under the TRA, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) we elect an early termination of the TRA, then our obligations, or our successor's obligations, under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.

        As a result, (i) we could be required to make cash payments to the Continuing SSE Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA, and (ii) if we elect to terminate the TRA early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.

        Payments under the TRA will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to any Continuing SSE Equity Owner pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to a Continuing SSE Equity Owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to the Continuing SSE Equity Owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings.

        Payments are generally due under the TRA within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA will continue to accrue interest at LIBOR plus 100 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

SSE Holdings LLC Agreement

        We will operate our business through SSE Holdings and its subsidiaries. In connection with the completion of this offering, we and the Original SSE Equity Owners will enter into SSE Holdings' third amended and restated limited liability company agreement, which we refer to as the "SSE Holdings LLC Agreement." The operations of SSE Holdings, and the rights and obligations of the holders of LLC Interests, will be set forth in the SSE Holdings LLC Agreement.

        Appointment as Manager.    Under the SSE Holdings LLC Agreement, we will become a member and the sole manager of SSE Holdings. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of SSE Holdings without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of SSE Holdings and the day-to-day management of SSE Holdings' business. Pursuant to the terms of the SSE Holdings LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of SSE Holdings except by our election.

        Compensation.    We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by SSE Holdings for fees and expenses incurred on behalf of SSE Holdings, including all expenses associated with this offering and maintaining our corporate existence.

        Recapitalization.    The SSE Holdings LLC Agreement recapitalizes the units currently held by the existing members of SSE Holdings into a new single class of common membership units, which we refer to as the "LLC Interests." The SSE Holdings LLC Agreement will also reflect a split of LLC Interests such that one LLC Interest can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions. Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of SSE Holdings.

        Distributions.    The SSE Holdings LLC Agreement will require "tax distributions," as that term is defined in the SSE Holdings LLC Agreement, to be made by SSE Holdings to its "members," as that term is defined in the SSE Holdings LLC Agreement. Tax distributions will be made as and when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of SSE Holdings, including us, based on such member's allocable share of the taxable income of SSE Holdings and at a tax rate that will be determined by us. For this purpose, the taxable income of SSE Holdings, and Shake Shack's allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of LLC Interests from the Continuing SSE Equity Owners (as described above under "—Tax Receivable Agreement"). For tax distributions made in the 2015 fiscal year, the tax rate that we expect to use for purposes of determining tax distributions from SSE Holdings to its members will equal the combined federal, state, and local statutory tax rate applicable to us for the 2015 fiscal year (taking into account the deductibility of state and local taxes for federal purposes). For each subsequent fiscal year, we will determine (through our board of directors) the tax rate that will apply with respect to tax distributions made during such fiscal year. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from SSE Holdings for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The SSE Holdings LLC Agreement will also allow for distributions to be made by SSE Holdings to its members on a pro rata basis out of "distributable cash," as that term is defined in the SSE Holdings LLC Agreement. We expect SSE Holdings may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

        LLC Interest Redemption Right.    The SSE Holdings LLC Agreement provides a redemption right to the Continuing SSE Equity Owners which entitles them to have their LLC Interests redeemed, at the election of each such person, for, at our option, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the Continuing SSE Equity Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender LLC

Interests to SSE Holdings for cancellation. The SSE Holdings LLC Agreement requires that we contribute cash or shares of our Class A common stock to SSE Holdings in exchange for an amount of newly issued LLC Interests in SSE Holdings that will be issued to us equal to the number of LLC Interests redeemed from the Continuing SSE Equity Owner. SSE Holdings will then distribute the cash or shares of our Class A common stock to such Continuing SSE Equity Owner to complete the redemption. In the event of such election by a Continuing SSE Equity Owner, we may, at our option, effect a direct exchange of cash or our Class A common stock for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

        Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from SSE Holdings a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of SSE Holdings or its subsidiaries, we will make, or be deemed to make, a capital contribution to SSE Holdings equal to the aggregate value of such shares of Class A common stock, and SSE Holdings will issue to us a number of LLC Interests equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of SSE Holdings or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to SSE Holdings (or the applicable subsidiary of SSE Holdings) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of SSE Holdings or its subsidiaries, on each applicable vesting date we will be deemed to have sold to SSE Holdings (or such subsidiary) the number of vested shares at a price equal to the market price per share, SSE Holdings (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in SSE Holdings equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

        Maintenance of one-to-one ratio of shares of Class A common stock and LLC Interests owned by Shake Shack.    The SSE Holdings LLC Agreement requires that we at all times maintain a ratio of one LLC Interest owned by Shake Shack for each share of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

        Transfer Restrictions.    The SSE Holdings LLC Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of SSE Holdings.

        Dissolution.    The SSE Holdings LLC Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve SSE Holdings. In addition to a voluntary dissolution, SSE Holdings will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up SSE Holdings; (ii) second, to pay debts and liabilities owed to creditors of SSE Holdings, other than members; (iii) third, to pay debts and liabilities owed to members; and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in SSE Holdings (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

        Confidentiality.    Each member will agree to maintain the confidentiality of SSE Holdings' confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

        Indemnification and Exculpation.    The SSE Holdings LLC Agreement provides for indemnification of the manager, members and officers of SSE Holdings and their respective subsidiaries or affiliates. To the extent permitted by applicable law, SSE Holdings will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

        We, as the managing member, and the authorized officers and other employees and agents of SSE Holdings will not be liable to SSE Holdings, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

        Amendments.    The SSE Holdings LLC Agreement may be amended with the consent of the managing member and the holders of a majority in voting power of the outstanding LLC Interests not held by the managing member. In addition, the managing member may, without the consent of any Continuing SSE Equity Owner, make certain amendments that, generally, are not expected to adversely affect Continuing SSE Equity Owners. Notwithstanding the foregoing, no amendment to the SSE Holdings LLC Agreement will be effective with respect to a Continuing SSE Equity Owner that does not vote in favor thereof if such amendment would adversely affect such Continuing SSE Equity Owner in any material respect in a manner that is disproportionately adverse to such Continuing SSE Equity Owner.

Registration Rights Agreement

        We intend to enter into a Registration Rights Agreement with the Original SSE Equity Owners in connection with this offering. The Registration Rights Agreement will provide the Original SSE Equity Owners certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, the Continuing SSE Equity Owners can require us to register under the Securities Act shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their LLC Interests and the Former SSE Equity Owners can require us to register under the Securities Act the shares of Class A common stock issued to them in connection with the Transactions. The Registration Rights Agreement will also provide for piggyback registration rights for the Original SSE Equity Owners.

Indemnification Agreements

        Our bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

        Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law, subject to certain exceptions contained in those agreements.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Person Transactions

        Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on            . Under the new policy:

  •
  any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

  •
  any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

        In connection with the review and approval or ratification of a related person transaction:

  •
  management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

        In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC,            and the Code.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions, including this offering, for:

  •
  each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        As described in "The Transactions" and "Certain Relationships and Related Party Transactions," each Continuing SSE Equity Owner will be entitled to have their LLC Interests redeemed for Class A common stock on a one-for-one basis, or, at the option of Shake Shack, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at Shake Shack's election, Shake Shack may effect a direct exchange of such Class A common stock or such cash for such LLC Interests. In connection with this offering, we will issue to each Continuing SSE Equity Owner for nominal consideration one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing SSE Equity Owner will own immediately prior to and after this offering (but after giving effect to the Transactions other than this offering). See "The Transactions."

        The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of            , are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Shake Shack Inc.; 24 Union Square East, 5th Floor; New York, NY 10003. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common Stock Beneficially Owned			Total Common Stock Beneficially Owned
Name of beneficial owner	Number	Percentage		Number	Percentage		Percentage
5% Stockholders
Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., and LGP Malted Coinvest LLC(1)(2)			%			%		%
Daniel Meyer(2)			%			%		%
SEG Partners, L.P., SEG Partners II, L.P. and SEG Partners Offshore Master Fund, Ltd.(2)(3)			%			%		%
ACG Shack LLC(2)(4)			%			%		%
Jeff Flug(2)			%			%		%
Named Executive Officers and Directors
Randy Garutti			%			%		%
Jeff Uttz			%			%		%

	Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common Stock Beneficially Owned			Total Common Stock Beneficially Owned
Name of beneficial owner	Number	Percentage		Number	Percentage		Percentage
Peggy Rubenzer(5)			%			%		%
Evan Guillemin			%			%		%
Jonathan D. Sokoloff(1)			%			%		%
Robert Vivian			%			%		%
All directors, director designees and executive officers as a group (eight persons)			%			%		%

*
Represents beneficial ownership of less than 1%.

(1)
Voting and investment power with respect to the shares of our common stock held by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. (collectively, the "Green Funds") and LGP Malted Coinvest LLC ("Malted"), may be deemed to be shared by certain affiliated entities. GEI Capital VI, LLC ("GEIC"), is the general partner of the Green Funds. Green VI Holdings, LLC ("Holdings") is a limited partner of the Green Funds. Leonard Green & Partners, L.P. ("LGP") is the management company of the Green Funds and Holdings. Peridot LLC ("Peridot"), an affiliate of LGP, is the Manager of Malted. Each of the Green Funds, Holdings, Malted, LGP, and Peridot disclaims such shared beneficial ownership of our common stock. Jonathan D. Sokoloff may also be deemed to share voting and investment power with respect to such shares due to his position with LGP and Peridot, and he disclaims beneficial ownership of such shares. Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or indirectly, through one or more intermediaries, may be deemed to control GEIC, LGP and Peridot. As such, these individuals may be deemed to have shared voting and investment power with respect to all shares beneficially owned by Green Funds, Holdings, Malted, LGP, and Peridot. These individuals each disclaim beneficial ownership of the securities held by Green Funds, Holdings, Malted, LGP, and Peridot. Each of the foregoing individual's address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)
As discussed in "Certain Relationships and Related Party Transactions—Voting Agreement," we understand that, substantially concurrently with the closing of this offering, the members of the Voting Group intend to enter into a Voting Agreement pursuant to which the parties to the Voting Agreement will agree to vote their shares of Class A common stock and Class B common stock in favor of the election of the nominees of certain members of the Voting Group to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors.

(3)
Select Equity Group, L.P. ("Select Equity"), a limited partnership controlled by George S. Loening, has the power to vote or direct the vote of, and dispose or direct the disposition of, the shares beneficially owned by SEG Partners L.P., SEG Partners II, L.P. and SEG Partners Offshore Master Fund, Ltd. Select Equity is an investment adviser and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of,                         shares. Select Equity Group acquired an approximately 22% interest in SSE Holdings in 2009. George S. Loening is a control person and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of,                         shares. The address for Select Equity is Select Equity Group, L.P., 380 Lafayette Street New York, New York 10003.

(4)
ACG Shack LLC is managed by Alliance Consumer Growth LLC, the investment manager for Alliance Consumer Growth Fund, LP. The address for each of ACG Shake Shack LLC, Alliance Consumer Growth LLC and Alliance Consumer Growth Fund, LP. is c/o Alliance Consumer Growth LLC 655 Madison Avenue, 20th Floor New York, New York 10065. Each of Josh Goldin, Julian Steinberg and Trevor Nelson may be deemed to control Alliance Consumer Growth LLC. As such, these individuals may be deemed to have shared voting and investment power with respect to all shares beneficially owned by ACG Shack LLC.

(5)
Ms. Rubenzer currently holds 350 unit appreciation rights which are expected to be settled in exchange for            shares of Class A common stock within 10 days following the offering.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation, and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

        Our current authorized capital stock consists of 100 shares of Common Stock, par value $        per share. As of the consummation of this offering, our authorized capital stock will consist of            shares of Class A common stock, par value $        ,             shares of Class B common stock, par value $        per share, and             shares of blank check preferred stock.

Common Stock

        As of the consummation of this offering, there were            shares of our Class A common stock issued and outstanding, and            shares of our Class B common stock issued and outstanding.

Class A Common Stock

  Voting Rights

        Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

  Dividend Rights

        Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

  Liquidation Rights

        On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

  Other Matters

        No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.

Class B Common Stock

  Issuance of Class B common stock with LLC Interests

        Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing SSE Equity Owners and the number of shares of Class B common stock issued to Continuing SSE Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing SSE Equity Owner, redeem or exchange LLC Interests of such Continuing SSE Equity Owners pursuant to the terms of the SSE Holdings LLC Agreement.

  Voting Rights

        Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing SSE Equity Owner being equivalent to the number of LLC Interests held by such Continuing SSE Equity Owner. Holders of our Class B common stock will not be entitled to cumulate their votes in the election of directors.

        Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A and Class B stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

  Dividend Rights

        Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

  Liquidation Rights

        On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

  Transfers

        Pursuant to the SSE Holdings LLC Agreement, each holder of Class B common stock agrees that:

  •
  the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and

  •
  in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

  Other Matters

        No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon consummation of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

        Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to                        shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

        Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Venue

        Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

        Our certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

  Classified Board of Directors

        Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed from our board of directors with cause. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

  Authorized but Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of            . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our amended and restated certificate of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. Our amended and restated certificate of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

  Stockholder Action by Written Consent

        Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action by written consent will be permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

  Amendment of Amended and Restated Certificate of Incorporation or Bylaws

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66-2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66-2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described above.

        The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

  •
  any breach of his duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director derived an improper personal benefit; or

  •
  improper distributions to stockholders.

        These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunities

        In recognition that partners, principals, directors, officers, members, managers and/or employees of the Continuing SSE Equity Owners and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity

Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

        By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least two-thirds of the voting power of all shares of our common stock then outstanding.

Dissenters' Rights of Appraisal and Payment

        Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Shake Shack. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

        Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock will be            .

        We have applied to have our Class A common stock listed on            under the symbol "SHAK."

Voting Agreement

        Substantially concurrent with the closing of this offering, the Voting Group, which will hold Class A common stock or Class B common stock representing approximately        % of the combined voting power of our Class A and Class B common stock intend to enter into the Voting Agreement. Pursuant to the terms of the Voting Agreement, until such time as certain members of the Voting Group collectively control less than            % of the combined voting power of our Class A and Class B common stock, or the Voting Agreement is otherwise terminated in accordance with its terms, the parties to the Voting Agreement will agree to vote their shares of Class A common stock and Class B common stock in favor of the election of the nominees of certain members of the Voting Group to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors.

DESCRIPTION OF INDEBTEDNESS

Revolving Credit Facility

        On December 28, 2011, SSE Holdings entered into a credit agreement with JPMorgan Chase Bank, N.A. as administrative agent and the lenders party thereto, which was amended on December 30, 2013 and which amendment became effective in April 2014 (the "Revolving Credit Facility").

        The Revolving Credit Facility provides for a revolving total commitment of $50.0 million. Of this amount, $30.0 million was available immediately and can be increased to the full amount of $50.0 million on or after the first anniversary of the April 2014 effective date upon our election and satisfaction of certain conditions, including compliance with a funded net debt to Adjusted EBITDA ratio of 2.0 to 1.0. The Revolving Credit Facility will mature and all amounts outstanding will be due and payable five years from the effective date. The Revolving Credit Facility permits the issuance of letters of credit upon our request of up to $10.0 million. As of September 24, 2014, we had $5.0 million of borrowings outstanding under the Revolving Credit Facility and $24.9 million of availability, after giving effect to $0.1 million in letters of credit outstanding.

        The Revolving Credit Facility is secured by a first-priority security interest in substantially all of the assets of SSE Holdings and the guarantors (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions). Obligations under the Revolving Credit Facility are guaranteed by USHG and each of SSE Holdings' wholly-owned subsidiaries.

        The Revolving Credit Facility contains a number of covenants that, among other things, restrict SSE Holdings' ability to, subject to specified exceptions, incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself, engage in businesses that are not in a related line of business; make loans, advances or guarantees; pay dividends or make other distributions (with an exception so long as no event of default (as such term is defined in the Revolving Credit Facility) exists and subject to pro forma compliance with a funded net debt to Adjusted EBITDA ratio); engage in transactions with affiliates; and make investments. In addition, the Revolving Credit Facility contains certain cross-default provisions. SSE Holdings is required to maintain a specified consolidated fixed-charge coverage ratio and a specified funded net debt to Adjusted EBITDA ratio. As of September 24, 2014, SSE Holdings was in compliance with all covenants and no event of default (as such term is defined in the Revolving Credit Facility) had occurred.

        Events of default under the Revolving Credit Facility include, but are not limited to: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants; (iii) cross-defaults to certain material indebtedness; (iv) bankruptcy or insolvency of borrowers, guarantors or subsidiaries; (v) inability of the borrowers, guarantors, or their material subsidiaries to pay debts; (vi) certain monetary judgments against borrowers, guarantors or their material subsidiaries and material non-monetary judgments; and (vii) and any change of control occurrence.

New Credit Facility

        In connection with this offering, we anticipate that we will enter into an amendment to the Revolving Credit Facility or obtain a new credit facility, which we refer to as the "New Credit Facility," and which is expected to provide for a revolving line of credit of approximately $             million. The New Credit Facility is expected to contain covenants, representations and warranties and events of default that are customary for this type of financing.

        We are still in preliminary discussions with potential arrangers and lenders with respect to the terms of the New Credit Facility. The actual terms of the New Credit Facility will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the New Credit Facility.

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on            , we cannot assure you that there will be an active public market for our Class A common stock.

        Upon the closing of this offering, we will have outstanding an aggregate of            shares of Class A common stock, assuming the issuance of            shares of Class A common stock offered by us in this offering and the issuance of            shares of Class A common stock to the Former SSE Equity Owners and the Former UAR Plan Participants in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

        The remaining            shares of Class A common stock (including            shares of Class A common stock issuable upon redemption or exchange of LLC Interests) will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests) will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus

        In addition, of the            shares of our Class A common stock that will be subject to stock options outstanding immediately after this offering, options to purchase             shares of Class A common stock will be vested immediately after this offering and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and the holding requirements of Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

        We and each of our directors, executive officers and holders of substantially all of our outstanding common stock (including securities convertible into or exchangeable or exercisable for shares of our common stock), have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

  •
  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Company, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  in the case of our directors, executive officers and holders of substantially all of our common stock (including securities convertible into or exchangeable or exercisable for our common stock), make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

        Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our Class A common stock then outstanding, which will equal approximately             shares immediately after this offering; or

  •
  the average weekly trading volume in our Class A common stock on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and            concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

        Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

        The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

        Upon the closing of this offering, the holders of             shares of Class A common stock (including the holders of LLC Interests redeemable or exchangeable for shares of Class A common stock) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our Class A common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not currently expect to make any cash distributions to holders of our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below regarding effectively connected income, backup withholding and payments made to certain foreign accounts, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

        Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our Class A common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Subject to the discussion below regarding payments made to certain foreign accounts, payments of dividends on our Class A common stock to a Non-U.S. Holder will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person and such holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund, or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

        Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our Class A common stock in respect of amounts withheld.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

        We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated

Total

        The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

        The underwriters have agreed to reimburse us for certain expenses related to the offering.

        We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Shares

        The underwriters have an option to buy up to            additional shares of Class A common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to            shares of our Class A common stock being offered for sale to our directors, officers, certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors, officers, certain employees and certain existing stockholders who are already subject to lock-up agreements, as described below.

Underwriting Discounts and Expenses

        The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $            in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA"). Such reimbursement is deemed to be underwriting compensation by FINRA.

        The underwriters have agreed to reimburse us for certain expenses related to the offering.

Lock-up

        We have agreed that we will not:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold hereunder and any shares of our Class A common stock issued upon the exercise of options granted under our equity incentive plans.

        Our directors, executive officers and holders of substantially all of our common stock and securities convertible into or exchangeable or exercisable into our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

  •
  enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any shares of our common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

  •
  make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Listing

        We intend to list our Class A common stock on the            under the symbol "SHAK."

Price Stabilization and Short Positions

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of increasing or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the            , in the over-the-counter market or otherwise.

New Issue of Securities

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects for future earnings and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares offered in this offering.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the EU Prospectus Directive (as defined below) was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means European Union Prospectus Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the securities may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

        The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

        The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other Relationships

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. J.P. Morgan Securities LLC and/or certain of its affiliates are lenders, and act as Administrative Agent, under our Revolving Credit Facility.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of SSE Holdings, LLC and subsidiaries at December 25, 2013 and December 26, 2012 and for the years ended December 25, 2013 and December 26, 2012 and the balance sheet of Shake Shack Inc. at September 23, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst and Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Shake Shack Inc.

        We have audited the accompanying consolidated balance sheet of Shake Shack Inc. (the Company) as of September 23, 2014. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Shake Shack Inc. at September 23, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

September 30, 2014

Shake Shack Inc.

Balance Sheets

September 23, 2014 and September 24, 2014 (unaudited)

	September 23, 2014	September 24, 2014
(unaudited)
Assets	$—	$—
Commitments and Contingencies
Stockholder's Equity
Common Stock, par value $0.01 per share, 100 shares authorized, none issued and outstanding
Total Stockholder's Equity	$—	$—

Notes to Balance Sheets
(Unaudited)

1.     ORGANIZATION

        Shake Shack Inc. (the "Corporation") was formed as a Delaware corporation on September 23, 2014. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of SSE Holdings, LLC. The Corporation will be the sole managing member of SSE Holdings, LLC and will operate and control all of the businesses and affairs of SSE Holdings, LLC and, through SSE Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Balance Sheets are presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder's equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3.     STOCKHOLDER'S EQUITY

        The Corporation is authorized to issue 100 shares of Common Stock, par value $0.01 per share, none of which have been issued or are outstanding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
SSE Holdings, LLC and Subsidiaries

        We have audited the accompanying consolidated balance sheets of SSE Holdings, LLC and Subsidiaries (the Company) as of December 25, 2013 and December 26, 2012, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years ended December 25, 2013 and December 26, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SSE Holdings, LLC and Subsidiaries at December 25, 2013 and December 26, 2012, and the consolidated results of its operations and its cash flows for the years ended December 25, 2013 and December 26, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
September 30, 2014

SSE Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

December 25, 2013 and December 26, 2012

(in thousands)	2013	2012
Assets
Current assets:
Cash	$13,076	$16,033
Accounts receivable	1,527	1,553
Inventories	331	243
Prepaid expenses	273	155

Total current assets	15,207	17,984
Property and equipment, net	37,938	25,075
Deferred financing costs	209	246
Security deposits	891	624
Deferred income taxes	67	74
Other assets	907	65

Total assets	$55,219	$44,068

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$2,393	$1,174
Accrued expenses	1,489	1,967
Accrued wages and related liabilities	1,994	1,128
Sales tax payable	399	436
Due to affiliate	300	234
Deferred revenue	630	628

Total current liabilities	7,205	5,567
Deferred revenue, net of current portion	1,575	1,725
Promissory note	313	—
Deferred compensation	2,054	—
Deferred rent	6,647	4,905
Other long term liabilities	38	—

Total liabilities	17,832	12,197
Commitments and contingencies
Members' equity	37,387	31,871

Total liabilities and members' equity	$55,219	$44,068

See Notes to Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 25, 2013 and December 26, 2012

(in thousands)	2013	2012
Revenues
Shack sales	$78,587	$55,591
Licensing revenue	3,869	1,447

Total revenue	82,456	57,038
Expenses
Operating expenses
Food and paper costs	23,865	16,774
Labor and related expenses	20,096	14,436
Other operating expenses	7,315	5,081
Occupancy and related expenses	6,892	5,053
General and administrative expenses	12,453	6,988
Depreciation expense	3,541	2,162
Pre-opening costs	2,334	1,858
Loss on disposal of property and equipment	25	—

Total expenses	76,521	52,352

Income from operations	5,935	4,686
Interest expense, net	52	156

Income before income taxes	5,883	4,530
Income tax expense	460	397

Net income	$5,423	$4,133

See Notes to Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity

Years Ended December 25, 2013 and December 26, 2012

(in thousands)
Members' equity, December 28, 2011	$27,288
Net income	4,133
Equity-based compensation	450

Members' equity, December 26, 2012	31,871
Net income	5,423
Equity-based compensation	93

Members' equity, December 25, 2013	$37,387

See Notes to Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 25, 2013 and December 26, 2012

(in thousands)	2013	2012
Operating activities:
Net income	$5,423	$4,133
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,541	2,162
Amortization of debt issuance costs	37	96
Loss on disposal of assets	25	—
Equity-based compensation	93	450
Deferred income taxes	7	(34)
Changes in operating assets and liabilities:
Accounts receivable	26	(1,076)
Inventories	(88)	(35)
Prepaid expenses	(118)	(93)
Security deposits	(267)	(16)
Other assets	(842)	(65)
Accounts payable	1,219	(210)
Accrued expenses	(713)	1,032
Accrued wages and related liabilities	866	557
Sales tax payable	(37)	182
Due to affiliate	66	30
Deferred rent	1,742	2,409
Other long term liabilities	38	—
Deferred compensation	2,054	—
Deferred revenue	(148)	2,156

Net cash provided by operating activities	12,924	11,678

Investing activities:
Purchases of property and equipment	(16,194)	(11,036)

Net cash used in investing activities	(16,194)	(11,036)

Financing activities:
Promissory note	313	—
Payments on credit facility	—	(1,925)
Deferred financing costs	—	(246)

Net cash provided by (used in) financing activities	313	(2,171)

Net decrease in cash	(2,957)	(1,529)
Cash, beginning of year	16,033	17,562

Cash, end of year	$13,076	$16,033

Supplemental disclosure of cash flow data:
Interest paid	$19	$59

Income taxes paid	$639	$198

See Notes to Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 1—Business

        SSE Holdings, LLC and Subsidiaries (referred to herein as the "Company") operates and licenses restaurants in the global restaurant industry, serving hamburgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. The Company owns and operates Shake Shack restaurants ("Shacks") in six states and the District of Columbia. As of December 25, 2013, the Company had 21 company-operated Shacks in operation in the United States. The Company also has license agreements with affiliated and unaffiliated operators to develop and operate Shacks. As of December 25, 2013, 19 licensed Shacks were in operation under license agreements in North America, Europe and Asia.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements of SSE Holdings, LLC and Subsidiaries include the accounts of SSE Holdings, LLC and its wholly-owned subsidiaries, SSE IP, LLC, Shake Shack Domestic Licensing LLC, Shake Shack Enterprises International, LLC and its subsidiaries and Shake Shack Enterprises, LLC and its subsidiaries. All significant intercompany balances and transactions for the periods presented have been eliminated in consolidation.

        The Company does not have any components of other comprehensive income recorded within its consolidated financial statements, and, therefore, does not separately present a statement of comprehensive income in its consolidated financial statements.

Fiscal Year

        The Company uses a 52/53 week fiscal year ending on the last Wednesday in December. The 52-weeks ended December 25, 2013 and December 26, 2012 are referred to in these consolidated financial statements as "fiscal 2013" and "fiscal 2012," respectively.

Segment Reporting

        The Company owns and operates Shacks in the United States. The Company also has domestic and international licensed operations. The Company's chief operating decision maker (the "CODM") is its Chief Executive Officer. As the CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis, the Company has one operating segment and one reportable segment.

Use of Estimates

        The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP"), which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

        The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

        The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Inputs that are both unobservable and significant to the overall fair value measurements reflecting an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

Financial Instruments

        The Company records all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported on the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments with an initial maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced any losses in these accounts. The Company believes it is not exposed to any significant credit risk. The Company's money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements.

Accounts Receivable

        Accounts receivable consists primarily of receivables for licensing revenue, tenant improvement allowances and credit card receivables.

Inventories

        The Company's inventories consist of food, beer, wine, other beverages and retail merchandise and are valued at the lower of cost, on a first-in, first-out basis, or market.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment acquired is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the estimated useful lives, generally ranging from five to seven years for furniture and fixtures, computer equipment, computer software, and machinery and equipment. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life.

        The Company assesses potential impairments to its long-lived assets, which includes property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded in fiscal years 2013 and 2012.

Deferred Financing Costs

        Deferred financing costs incurred in connection with the issuance of long-term debt and establishing credit facilities are capitalized and amortized to interest expense based on the related debt agreements.

Other Assets

        Other assets consist primarily of transferable liquor licenses and amounts expended for the design and build of future units, including fixed assets.

        The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets. Liquor licenses are tested annually and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Annual liquor license renewal fees are expensed over the renewal term.

Equity-based Compensation

        Equity-based compensation expense is measured based on fair value. The Company recognizes compensation expense on a straight-line basis over the requisite service period. For awards with graded-vesting features and service conditions only, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Equity-based compensation expense is included within general and administrative expenses on the consolidated statements of operations.

Leases

        The Company currently leases all of its domestic company-operated Shacks and the home office under operating leases. Rent expense for the Company's leases, which generally include rent escalations over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent on the consolidated balance sheets. Pre-opening rent is included in pre-opening costs on the consolidated statements of operations.

        Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

        The Company expends cash for leasehold improvements and to build out and equip the Company's leased premises. The Company may also expend cash for structural additions that the Company makes to leased premises. Generally, a portion of the leasehold improvements and building costs are reimbursed to the Company by the Company's landlords as construction contributions pursuant to agreed-upon terms in the Company's leases. If obtained, landlord construction contributions usually take the form of up-front cash, full or partial credits against the Company's future minimum or contingent rents otherwise payable by the Company, or a combination thereof. When contractually due to the Company, the Company classifies tenant improvement allowances as deferred rent on the consolidated balance sheets and amortizes the tenant improvement allowances on a straight-line basis over the lease term as a reduction of occupancy costs and related expenses or pre-opening costs.

Revenue Recognition

        Revenue consists of Shack sales and licensing revenues. Revenue from Shack sales are presented net of discounts and recognized when food and beverage products are sold. Sales tax collected from customers is excluded from revenues and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities. Revenues from the Company's gift cards are deferred and recognized upon redemption. Licensing revenues include initial territory fees and ongoing licensing fees from all licensed Shacks. Initial territory fees are recorded as deferred revenue when received and proportionate amounts are recognized as revenue when a licensed Shack is opened and all material services and conditions related to the fee have been substantially performed. Ongoing licensing fees from these Shacks are based on a percentage of sales and are recognized as revenue as the fees are earned and become receivable from the licensee.

Income Taxes

        The Company is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, the Company's taxable income or loss is passed through to and included in the taxable income of its members. Accordingly, no income tax expense has been recorded for federal and most state and local jurisdictions. The Company is also subject to tax withholding in other foreign jurisdictions but does not have additional filing requirements.

        The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

which the temporary differences are expected to affect taxable income. A valuation allowance is recognized if the Company determines it is more likely than not that all or some portion of the deferred tax asset will not be recognized. No valuation allowance was recorded against deferred tax assets during fiscal 2013 and fiscal 2012.

        The Company has no unrecognized tax benefits as of December 25, 2013. The Company's local income tax returns prior to fiscal 2010 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Pre-Opening Costs

        Pre-opening costs are expensed as incurred and consist primarily of legal fees, occupancy, manager and employee wages, travel and related training costs incurred prior to the opening of a Shack.

Advertising

        The Company expenses the cost of advertising and promotions as incurred. Advertising costs included in other operating expenses amounted to $794 and $564 in fiscal 2013 and fiscal 2012, respectively.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

        In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern ("ASU 2014-15"). ASU 2014-15 provides guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for reporting periods ending after December 15, 2016. Early adoption is permitted. The adoption of ASU 2014-15 is not expected to affect the Company's consolidated financial position, results of operations or cash flows.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective, on a retrospective basis, for reporting periods beginning after December 15, 2016 for public entities and for reporting periods beginning after December 15, 2017 for non-public entities. Early adoption is permitted, subject to certain conditions. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial position, results of operations and cash flows.

        In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements and Property, Plant, and Equipment ("ASU 2014-08"). ASU 2014-08 changes the requirements for reporting discontinued operations and enhances disclosures. ASU 2014-08 is effective

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

for reporting periods beginning after December 15, 2014. The adoption of ASU 2014-08 is not expected to affect the Company's consolidated financial position, results of operations or cash flows.

Recently Adopted Accounting Pronouncements

        In February 2013, the FASB issued Accounting Standards Update No. 2013-03, Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities ("ASU 2013-03"). ASU 2013-03 clarifies that the requirement to disclose the "level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The Company adopted ASU 2013-03 upon issuance. The adoption did not impact the Company's consolidated financial position, results of operations or cash flows.

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended the existing fair value guidance to improve consistency in the application and disclosure of fair value measurements under U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provided certain clarifications to the existing guidance, changed certain fair value principles, and enhanced disclosure requirements. Effective December 29, 2011, the Company adopted ASU 2011-04. The adoption did not affect the Company's consolidated financial position, results of operations or cash flows.

Note 3—Inventories

        Inventories consist of the following:

	2013	2012
Food	$181	$147
Wine	23	28
Beer	21	18
Beverage	27	19
Retail merchandise	79	31

Total	$331	$243

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 4—Property and equipment

        Property and equipment consist of the following:

	2013	2012
Leasehold improvements	$32,403	$20,856
Equipment	7,781	5,121
Furniture and fixtures	1,859	1,118
Computer equipment and software	1,951	1,133
Construction-in-progress	2,277	1,663

	46,271	29,891
Less accumulated depreciation	(8,333)	(4,816)

Total	$37,938	$25,075

        Depreciation expense amounted to $3,541 and $2,162 in fiscal 2013 and fiscal 2012, respectively.

Note 5—Related Party Transactions

        Included in due to affiliate are management fees, health costs and amounts advanced for other general operating expenses by USHG, LLC, another subsidiary of USHG and a related party under common control (the "Management Company"). The amounts are temporary and non-interest bearing in nature.

        Under the terms of the management agreement with the Management Company, as amended, in fiscal 2013 and fiscal 2012, the Company paid a 3% management fee to the Management Company based on sales. In addition, in fiscal 2013, there was an additional $5 management fee per month between April-August, for a total of $25 in additional management fee expense. Management fees on sales, which are included in general and administrative expenses, amounted to $2,383 and $1,670 in fiscal 2013 and fiscal 2012, respectively. In fiscal 2013 and fiscal 2012, the Company also paid a 3% management fee to the Management Company based on licensing net income generated from the license agreements with unaffiliated entities. Management fees on licensing net income, included in general and administrative expenses, amounted to $72 and $22 in fiscal 2013 and fiscal 2012, respectively. Commencing in fiscal 2014, management fees were reduced to 2.5%. Amounts payable to the Management Company at December 25, 2013 and December 26, 2012 were $300 and $234, respectively.

        The Company sub-leased office space from the Management Company on a month-to-month basis. The sub-lease covered certain of the Management Company's leased office space on the 6th floor of 24 Union Square East, New York, New York. Included in occupancy and related expenses is rent paid to the Management Company that amounted to $236 and $60 in fiscal 2013 and fiscal 2012, respectively.

        The Company is included in the Management Company's self-insurance health plan and pays its portion of the plan costs on a monthly basis. In fiscal 2013 and fiscal 2012, the amounts paid to the Management Company for these health costs were $865 and $546, respectively.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 5—Related Party Transactions (Continued)

        In fiscal 2009, the Company began leasing space from Hudson Yards Catering LLC ("HYC"), a related party, on a month-to-month basis, which terminated on October 31, 2012. Included in occupancy and related expenses is rent paid to HYC that amounted to $49 in fiscal 2012.

        In fiscal 2011, the Company entered into a Master License Agreement (an "MLA") with Hudson Yards Sports and Entertainment LLC ("HYSE"), a related party, to operate Shake Shack branded limited menu concession stands in certain sports and entertainment venues within the United States. The agreement is through December 31, 2027, with five consecutive 5-year renewal options at HYSE's option. In consideration of the rights, HYSE shall pay the Company an annual license fee based on a percentage of net food sales, as defined in the MLA. HYSE also shall pay the Company a percentage of profits on sales of branded beverages, as defined in the MLA. Included in licensing revenue is concession income from HYSE in the amount of $215 and $213 in fiscal 2013 and fiscal 2012, respectively.

Note 6—Long-term Debt

        On December 28, 2011, the Company entered into a credit agreement, consisting of a term loan and a revolving credit facility. The term loan was repaid on December 17, 2012. On November 29, 2012, the Company executed the First Amendment to the Credit Agreement that became effective March 28, 2013 ("Revolving Credit Facility"). The Revolving Credit Facility provides for a revolving total commitment of $20,000 of which $15,000 was available immediately and can be increased to $20,000 on or after the first anniversary of the effective date upon the Company's election and satisfaction of certain conditions. Three years after the effective date of the agreement, the outstanding revolving amounts will be converted to term loans with an amortization period of 60 months. Borrowings under the Revolving Credit Facility bear interest at the prime rate plus 0.75% or the one-month LIBOR plus 3.75%. As of December 25, 2013 and December 26, 2012, the Company had no borrowings outstanding under the Revolving Credit Facility.

        The Revolving Credit Facility is secured by a first-priority security interest in substantially all of the assets of the Company and is guaranteed by Union Square Hospitality Group, LLC ("USHG").

        The Revolving Credit Facility contains a number of covenants that, among other things, restrict the Company's ability to, subject to specified exceptions, incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself, engage in businesses that are not in a related line of business; make loans, advances or guarantees; pay dividends or make other distributions (with an exception so long as no event of default (as such term is defined in the Revolving Credit Facility) exists and subject to pro forma compliance with a funded net debt to Adjusted EBITDA ratio); engage in transactions with affiliates; and make investments. In addition, the Revolving Credit Facility contains certain cross-default provisions. The Company is required to maintain a specified consolidated fixed-charge coverage ratio and a specified funded net debt to Adjusted EBITDA Ratio. As of December 25, 2013, the Company was in compliance with all covenants.

        On March 20, 2013, the Company entered into a promissory note in the amount of $313 in connection with the purchase of a liquor license. Interest on the outstanding principal balance of this note is due and payable on a monthly basis from the effective date at a rate of 5.0% per year

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 6—Long-term Debt (Continued)

commencing on April 1, 2013. The entire principal balance and interest is due and payable on the earlier of the maturity date, which is the expiration of the lease on June 16, 2023, or date of the sale of the license. As of December 25, 2013, $313 remains outstanding.

Note 7—Retirement Plan

        The Company maintains a profit-sharing plan covering all eligible employees in accordance with Section 401(k) of the Internal Revenue Code. The plan is funded by employee and employer contributions. Employer contributions to the plan are at the discretion of the Company. There were no employer contributions in fiscal 2013 and fiscal 2012.

Note 8—Income Taxes

        The provision for income taxes consist of the following:

	2013	2012
Current:
State and local	$266	$308
Foreign	187	123

	453	431
Deferred—state and local	7	(34)

Total	$460	$397

        A reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	2013	2012
Statutory rate	35.0%	35.0%
State and local income taxes, net of federal benefit	3.0%	3.9%
Foreign withholding tax	3.2%	2.7%
LLC flow-through structure	(33.4)%	(32.8)%

Effective tax rate	7.8%	8.8%

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 8—Income Taxes (Continued)

        The components of the Company's deferred tax assets and liabilities is as follows:

	2013	2012
Deferred tax assets:
Deferred rent	$100	$94
Deferred revenue	33	50
Accrued expenses	14	—
Other assets	21	25

Total deferred tax assets	$168	$169

Deferred tax liabilities:
Property and equipment	$(100)	$(92)
Other liabilities	(1)	(3)

Total deferred tax liabilities	$(101)	$(95)

Total net deferred tax asset	$67	$74

Note 9—Commitments and Contingencies

        The Company is obligated under several operating leases for the Shacks and office space, expiring in various years through June 2031. Under certain of these leases, the Company is liable for additional rent based on a percentage of sales in excess of a base amount and is responsible for its proportionate share of real estate taxes and utilities.

        As security under the terms of several of the leases, the Company is obligated under letters of credit totaling approximately $160 at December 25, 2013. The letters of credit expire April 23, 2014 and February 28, 2026. In addition, in December 2013, the Company entered into an irrevocable standby letter of credit in conjunction with its office lease in the amount of $80. The letter of credit expires in September 2014 and renews automatically for one-year periods through September 30, 2019.

        Rent expense (including contingent rent of $1,626 and $1,299) amounted to $6,349 and $4,540 in fiscal 2013 and fiscal 2012, respectively, included in occupancy and related expenses, pre-opening costs and general and administrative expenses.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 9—Commitments and Contingencies (Continued)

        Minimum future rental commitments under the lease in each of the five years subsequent to December 25, 2013 and thereafter are as follows:

Fiscal Year Ending	Amount
2014	$6,464
2015	10,349
2016	12,729
2017	13,595
2018	13,973
Thereafter	109,105

Total	$166,215

        The Company is subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. As of December 25, 2013 and December 26, 2012, the amount of ultimate liability with respect to those actions was not material.

Note 10—Deferred Compensation

        During fiscal 2013, the Company entered into an Incentive Bonus Agreement with an executive, whereby the executive is entitled to receive a deferred compensation award by the Company in the amount of $2,450. The bonus is payable by the Company in March 2018. A compensation charge of $2,054 was recorded in fiscal 2013 to approximate the present value of the Incentive Bonus Agreement.

Note 11—Members' Equity

        The Company created a Unit Appreciation Rights Plan (the "Plan"), effective in 2012, and as amended, whereby the Company may grant up to 31,303 unit appreciation rights ("UARs") to employees. The UARs granted are subject to continued employment and are only exercisable upon a qualifying transaction, which is either a change of control or an initial public offering, each as defined in the Plan. Upon the occurrence of a qualifying transaction, each UAR entitles the holder to receive a payment from the Company with such payment, and related compensation expense, would be determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base amount of the UAR, by (ii) the stated number of Class B units deemed covered by the UAR. The UARs terminate on the tenth anniversary of the grant date or upon termination of employment, if earlier. During fiscal 2013 and fiscal 2012, 7,530 and 6,153 UARs, respectively, were granted. The planned public offering constitutes a qualifying transaction under the terms of the Plan and would result in the recognition of compensation expense. The Company would recognize such compensation expense in the period in which the planned public offering is consummated. During the fiscal 2013 and fiscal 2012, 412 and 0 UARs, respectively, were forfeited. No compensation expense has been recorded in fiscal 2013 and fiscal 2012 related to the outstanding UARs as the Company determined it is not probable that a qualifying transaction would occur.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 12—Equity-based Compensation

        In December 2010, the Company granted an executive of the Company 31,303.32 restricted Class B units as profits interests, which represent a 3.5% interest in the Company. These units vested in equal installments on February 1, 2011, February 1, 2012 and February 1, 2013. In August 2013, the Company granted 9,034.1479 restricted Class B units as profits interests to another executive of the Company, which represent a 1% interest in the Company. These units will vest in equal installments on August 21, 2014, August 27, 2015, August 25, 2016, August 24, 2017 and August 23, 2018. If not already 100% vested, these units shall become fully vested (i) upon the occurrence of a change in control event or (ii) upon the occurrence of an initial public offering, each as defined in the grant agreement, and any unrecognized compensation expense related to these non-vested units would be subject to acceleration. The planned public offering constitutes a transaction under the terms of the Restricted Class B units that would result in the acceleration of the unrecognized compensation expense.

        A summary of equity award activity for fiscal 2013 is as follow:

2013
Outstanding at beginning of year	31,303.3200
Granted	9,034.1479
Repurchased	—
Forfeited	—

Outstanding at the end of the year	40,337.4679

Units vested	31,303.3200
Units expected to vest	9,034.1479

40,337.4679

        The Company is unable to calculate specific stock price volatility as a private company, and as such, the Company used a blended volatility rate for comparable publicly traded companies.

        In fiscal 2013 and fiscal 2012, the Company recognized equity-based compensation of $93 and $450, respectively, related to the restricted Class B units.

        The weighted-average grant-date fair value of units granted in fiscal 2013 was $92.31 per unit. No units were granted, repurchased or forfeited in fiscal 2012. The total fair value of units that vested during fiscal 2013 and fiscal 2012 was $450 and $450, respectively. As of December 25, 2013, total unrecognized compensation expense related to non-vested awards was $771, which is expected to be recognized over weighted-average period of 4.7 years, or upon the occurrence of a change in control or an initial public offering.

SSE Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 25, 2013 and December 26, 2012

(in thousands, except share amounts and unless otherwise stated)

Note 12—Equity-based Compensation (Continued)

        The fair value of the Company's equity awards were based on a valuation prepared by a third-party and was based on contemporaneous information using the Black-Scholes formula. Key assumptions used during fiscal 2013 to estimate the fair value of the awards are as follow:

2013
Expected volatility	40.1%
Expected dividend yield	0.0%
Expected term (in years)	4.5
Risk-free interest rate	1.3%

Note 13—Subsequent Events

        The Company has evaluated subsequent events through the date that the consolidated financial statements were available to be issued. For purposes of these financial statements, the Company has not evaluated any subsequent events after this date.

        On December 30, 2013, the Company executed the Second Amended and Restated Credit Agreement, which became effective in April 2014. The amendment provides for an increase in the revolving total commitment amount to $50,000 of which $30,000 was available immediately and can be increased to the full amount on or after the first anniversary of the effective date of the agreement upon the Company's election and satisfaction of certain conditions.

        On September 12, 2014, the Company borrowed $5,000 in principal amount under the Second Amended and Restated Credit Agreement. The proceeds will be used for general corporate purposes and new Shack openings. Subsequent to the borrowing, the remaining credit available under the credit facility was $24,920.

SSE Holdings, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

September 24, 2014 and December 25, 2013

(Unaudited)

(in thousands)	2014	2013
Assets
Current assets:
Cash	$6,107	$13,076
Accounts receivable	2,313	1,527
Inventories	357	331
Prepaid expenses	311	273

Total current assets	9,088	15,207
Property and equipment, net	53,041	37,938
Deferred financing costs	432	209
Security deposits	970	891
Deferred income taxes	67	67
Other assets	1,939	907

Total assets	$65,537	$55,219

Liabilities and Members' Equity
Current liabilities:
Short-term debt	$5,000	$—
Accounts payable	3,493	2,393
Accrued expenses	3,556	1,489
Accrued wages and related liabilities	1,947	1,994
Sales tax payable	383	399
Due to affiliates	359	300
Deferred revenue	517	630

Total current liabilities	15,255	7,205
Deferred revenue, net of current portion	1,500	1,575
Promissory note	313	313
Deferred compensation	2,119	2,054
Deferred rent	10,482	6,647
Other long-term liabilities	31	38

Total liabilities	29,700	17,832
Commitments and contingencies
Members' equity	35,837	37,387

Total liabilities and members' equity	$65,537	$55,219

See Notes to Condensed Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

For the Thirty-Nine Weeks Ended September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands)	2014	2013
Revenues
Shack sales	$78,988	$56,783
Licensing revenue	4,770	2,721

Total revenue	83,758	59,504
Expenses
Operating expenses
Food and paper costs	24,248	17,211
Labor and related expenses	20,605	14,161
Other operating expenses	7,866	5,072
Occupancy and related expenses	6,794	4,871
General and administrative expenses	12,192	9,164
Depreciation expense	4,067	2,472
Pre-opening costs	3,828	1,705
Loss on disposal of property and equipment	28	17

Total expenses	79,628	54,673

Income from operations	4,130	4,831
Interest expense, net	219	31

Income before income taxes	3,911	4,800
Income tax expense	366	374

Net income	$3,545	$4,426

See Notes to Condensed Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Condensed Consolidated Statements of Changes in Members' Equity

For the Thirty-Nine Weeks Ended September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands)
Members' equity, December 26, 2012	$31,871
Net income	4,426
Equity-based compensation	51

Members' equity, September 25, 2013	$36,348

Members' equity, December 25, 2013	$37,387
Net income	3,545
Equity-based compensation	124
Members' distributions	(5,219)

Members' equity, September 24, 2014	$35,837

See Notes to Condensed Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the Thirty-Nine Weeks Ended September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands)	2014	2013
Operating activities:
Net income	$3,545	$4,426
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	4,067	2,472
Amortization of debt issuance costs	75	25
Loss on disposal of assets	28	17
Equity-based compensation	124	51
Deferred income taxes	—	15
Changes in operating assets and liabilities:
Accounts receivable	(786)	126
Inventories	(26)	(21)
Prepaid expenses	(38)	(29)
Security deposits	(79)	(58)
Other assets	(1,041)	(108)
Accounts payable	(204)	(6)
Accrued expenses	2,067	(524)
Accrued wages and related liabilities	(47)	464
Sales tax payable	(16)	(34)
Due to affiliates	59	83
Deferred rent	3,835	1,354
Other long term liabilities	(7)	—
Deferred compensation	65	2,032
Deferred revenue	(188)	(296)

Net cash provided by operating activities	11,433	9,989

Investing activities:
Purchase of property and equipment	(17,885)	(10,359)

Net cash used in investing activities	(17,885)	(10,359)

Financing activities:
Proceeds from revolving credit facility	5,000	—
Members' distributions	(5,219)	—
Deferred financing costs	(298)	—

Net cash used in financing activities	(517)	—

Net decrease in cash	(6,969)	(370)
Cash, beginning of year	13,076	16,033

Cash, end of period	$6,107	$15,663

See Notes to Condensed Consolidated Financial Statements.

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 1—Business

        SSE Holdings, LLC and Subsidiaries (referred to herein as the "Company") operates and licenses restaurants in the global restaurant industry, serving hamburgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. The Company owns and operates Shake Shack restaurants ("Shacks") in eight states and the District of Columbia. As of September 24, 2014, the Company had 26 company-operated Shacks in operation in the United States. The Company also has license arrangements with affiliated and unaffiliated operators to develop and operate Shacks. As of September 24, 2014, 27 licensed Shacks were in operation under license agreements in North America, Europe and Asia.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented have been included.

        The condensed consolidated financial statements as of and for the periods ended September 24, 2014 and September 25, 2013 are unaudited. The consolidated balance sheet as of December 25, 2013 has been derived from the audited financial statements at that date but does not include all of the disclosures required by GAAP. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 25, 2013 and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

        The Company does not have any components of other comprehensive income recorded within its condensed consolidated financial statements, and, therefore, does not separately present a statement of comprehensive income in its condensed consolidated financial statements.

Principles of Consolidation

        The accompanying condensed consolidated financial statements of SSE Holdings, LLC and Subsidiaries include the accounts of SSE Holdings, LLC and its wholly-owned subsidiaries, SSE IP, LLC, Shake Shack Domestic Licensing LLC, Shake Shack Enterprises International, LLC and its subsidiaries and Shake Shack Enterprises, LLC and its subsidiaries. All significant intercompany balances and transactions for the periods presented have been eliminated in consolidation.

Fiscal Year

        The Company uses a 52/53 week fiscal year ending on the last Wednesday in December.

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 2—Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern ("ASU 2014-15"). ASU 2014-15 provides guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for reporting periods ending after December 15, 2016. Early adoption is permitted. The adoption of ASU 2014-15 is not expected to affect the Company's consolidated financial position, results of operations or cash flows.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective, on a retrospective basis, for reporting periods beginning after December 15, 2016 for public entities and for reporting periods beginning after December 15, 2017 for non-public entities. Early adoption is permitted, subject to certain conditions. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial position, results of operations and cash flows.

        In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements and Property, Plant, and Equipment ("ASU 2014-08"). ASU 2014-08 changes the requirements for reporting discontinued operations and enhances disclosures. ASU 2014-08 is effective for reporting periods beginning after December 15, 2014. The adoption of ASU 2014-08 is not expected to affect the Company's consolidated financial position, results of operations or cash flows.

Note 3—Fair Value Measurements

        The Company records all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported on the consolidated balance sheets for cash, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 4—Inventories

        Inventories consisted of the following:

	September 24, 2014	December 25, 2013
Food	$211	$181
Wine	22	23
Beer	25	21
Beverage	36	27
Retail merchandise	63	79

Total	$357	$331

Note 5—Related Party Transactions

        Included in due to affiliates at September 24, 2014 and December 25, 2013 are management fees, health costs and amounts advanced for other general operating expenses by USHG, LLC another subsidiary of USHG (the "Management Company"), of $454 and $300 respectively, less licensing revenue and amounts advanced for other general operating expenses to Hudson Yards Sports and Entertainment LLC ("HYSE"), a related party, of $95 and $0, respectively. Both entities are related parties under common control and the amounts are temporary and non-interest bearing in nature.

        Under the terms of the management agreement with the Management Company, as amended, in fiscal year 2014, the Company paid a 2.5% management fee to the Management Company based on sales. Under the terms of the agreement, as amended, in fiscal year 2013, the Company paid a 3.0% management fee to the Management Company based on sales. In addition, in fiscal year 2013, there was an additional $5 management fee per month between April and August, for a total of $25 in additional management fee expense. Management fees on sales, which are included in general and administrative expenses, amounted to $1,975 and $1,728 for the thirty-nine weeks ended September 24, 2014 and September 25, 2013, respectively. In fiscal year 2014 and fiscal year 2013, the Company also paid a 2.5% and 3.0% management fee, respectively, to the Management Company based on net licensing revenue generated from their license agreements with unaffiliated entities. Management fees on net license income, included in general and administrative expenses amounted to $98 and $51 for the thirty-nine weeks ended September 24, 2014 and September 25, 2013, respectively.

        Previously, the Company sub-leased certain office space from the Management Company on a month-to-month basis. Amounts paid to the Management Company totaled $44 and $181 for the thirty-nine weeks ended September 24, 2014 and September 25, 2013, respectively. These amounts are included in occupancy and related expenses on the condensed consolidated statements of operations.

        The Company is included in the Management Company's self-insurance health plan and pays its portion of the plan costs on a monthly basis. Amounts expensed for these health costs were $913 and $587 for the thirty-nine weeks ended September 24, 2014 and September 25, 2013, respectively.

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 5—Related Party Transactions (Continued)

        In fiscal 2011, the Company entered into a Master License Agreement (an "MLA") with HYSE to operate Shake Shack branded limited menu concession stands in certain sports and entertainment venues within the United States. The agreement is through December 31, 2027, with five consecutive 5-year renewal options at HYSE's option. In consideration of the rights, HYSE shall pay the Company an annual license fee based on percentage of net food sales, as defined in the MLA. HYSE also shall pay the Company a percentage of profits on sales of branded beverages, as defined in the MLA. Included in licensing revenue is concession income from HYSE in the amount of $206 and $195 during the thirty-nine weeks ended September 24, 2014 and September 25, 2013, respectively.

Note 6—Long-term Debt

        On December 30, 2013, the Company executed an amendment to its existing revolving credit agreement, which became effective in April 2014 ("Revolving Credit Facility"). The amendment provides for a revolving total commitment amount of $50,000, of which $30,000 was available immediately and can be increased to the full amount on or after the first anniversary of the effective date of the agreement upon the Company's election and satisfaction of certain conditions, including compliance with a funded net debt to Adjusted EBITDA ratio of 2.0 to 1.0. The Revolving Credit Facility will mature and all amounts outstanding will be due and payable five years from the effective date. The Revolving Credit Facility permits the issuance of letters of credit upon the Company's request of up to $10,000. Borrowings under the Revolving Credit Facility bear interest at either: (i) LIBOR plus a percentage ranging from 3.0% to 4.0%, or (ii) the prime rate plus a percentage ranging from 0.0% to 1.0%. As of September 24, 2014, the interest rate was 3.2%. As of December 25, 2013, the Company had no borrowings outstanding under the Revolving Credit Facility. As of September 24, 2014, the Company had $5,000 of borrowings outstanding under the Revolving Credit Facility, classified as short-term debt on the condensed consolidated balance sheet, and $24,920 of availability, after giving effect to $80 in letters of credit.

        The Revolving Credit Facility is secured by a first-priority security interest in substantially all of the assets of the Company and is guaranteed by Union Square Hospitality Group, LLC ("USHG").

        The Revolving Credit Facility contains a number of covenants that, among other things, restrict the Company's ability to, subject to, specified exceptions, incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself; engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Revolving Credit Facility contains certain cross-default provisions. The Company is required to maintain a specified consolidated fixed-charge coverage ratio and a specified funded net debt to Adjusted EBITDA Ratio. As of September 24, 2014, the Company was in compliance with all covenants.

        On March 20, 2013, the Company entered into a promissory note in the amount of $313 in connection with the purchase of a liquor license. Interest on the outstanding principal balance of this note will be due and payable on a monthly basis from the effective date at a rate of 5.00% per year commencing on April 1, 2013. The entire principal balance and interest is due and payable on the

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 6—Long-term Debt (Continued)

earlier of the maturity date, which is the expiration of the lease on June 16, 2023, or date of the sale of the license. As of September 24, 2014 and December 25, 2013, the outstanding balance of the promissory note was $313.

Note 7—Income Taxes

        A reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	Thirty-Nine Weeks Ended
	September 24, 2014	September 25, 2013
Statutory rate	35.0%	35.0%
State and local income taxes, net of federal benefit	3.3%	3.0%
Non-deductible expenses	0.9%	0.0%
Foreign withholding tax	6.1%	3.2%
LLC flow-through structure	-35.9%	-33.4%

Effective tax rate	9.4%	7.8%

Note 8—Commitments and Contingencies

        The Company is obligated under several operating leases for the Shacks and office space, expiring in various years through June 2031. Under certain of these leases, the Company is liable for additional rent based on a percentage of sales in excess of a base amount and is responsible for its proportionate share of real estate taxes and utilities.

        As security under the terms of several of the leases, the Company is obligated under letters of credit totaling $160 at December 25, 2013. The letters of credit expire on April 23, 2015 and February 28, 2026. In addition, in December 2013, the Company entered into an irrevocable standby letter of credit in conjunction with its office lease in the amount of $80. The letter of credit expires in September 2015 and renews automatically for one-year periods through September 30, 2019.

        The Company is subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. As of September 24, 2014, the amount of ultimate liability with respect to those actions was not material.

Note 9—Deferred Compensation

        During fiscal year 2013, the Company entered into an Incentive Bonus Agreement with an executive, whereby the executive is entitled to receive a deferred compensation award in the amount of $2,450. The bonus is payable by the Company in March 2018. Deferred compensation expense of $2,032 was recognized during the thirty-nine weeks ended September 25, 2013 and is included within

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 9—Deferred Compensation (Continued)

general and administrative expense on the condensed consolidated statement of operations. No such expense was recognized during the thirty-nine weeks ended September 24, 2014.

Note 10—Member's Equity

        The Company created a Unit Appreciation Rights Plan (the "Plan"), effective in fiscal year 2012, and as amended, whereby the Company may grant up to 31,303 unit appreciation rights ("UARs") to employees. The UARs granted are subject to continued employment and are only exercisable upon a qualifying transaction, which is either a change of control or an initial public offering, each as defined in the Plan. Upon the occurrence of a qualifying transaction, each UAR entitles the holder to receive a payment from the Company with such payment, and related compensation expense, determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base amount of the UAR, by (ii) the stated number of Class B units deemed covered by the UAR. Effective October 30, 2014, the Plan was amended to provide that the payment to which UAR holders are entitled upon the occurrence of a qualifying transaction will be in the form of securities of the Company or one of its affiliates or such other form of payment as the Company may determine in its sole discretion. The UARs terminate on the tenth anniversary of the grant date or upon termination of employment, if earlier. The planned public offering constitutes a qualifying transaction under the terms of the Plan and would result in the recognition of compensation expense. The Company would recognize such compensation expense in the period in which the planned public offering is consummated. During the thirty-nine weeks ended September 24, 2014 and September 25, 2013, 10,260 and 7,530 UARs, respectively, were granted. During the thirty-nine weeks ended September 24, 2014 and September 25, 2013, 1,425 and 327 UARs, respectively, were forfeited. No compensation expense has been recorded in fiscal year 2014 and fiscal year 2013 related to the outstanding UARs as the Company determined it is not probable that a qualifying transaction would occur.

Note 11—Equity-based Compensation

        In December 2010, the Company granted an executive of the Company 31,303.32 restricted Class B units as profits interests, which represented a 3.5% interest in the Company. These units vested in equal installments on February 1, 2011, February 1, 2012 and February 1, 2013. In August 2013, the Company granted 9,034.1479 restricted Class B units as profits interests to another executive of the Company, which represent a 1% interest in the Company. These units will vest in equal installments on August 21, 2014, August 25, 2016, August 24, 2017 and August 23, 2018. If not already 100% vested, these units shall become fully vested (i) upon the occurrence of a change in control event, or (ii) upon the occurrence of an initial public offering, each as defined in the grant agreement, and any unrecognized compensation expense related to these non-vested units would be subject to acceleration.

SSE Holdings, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

September 24, 2014 and September 25, 2013

(Unaudited)

(in thousands, except share amounts and unless otherwise stated)

Note 11—Equity-based Compensation (Continued)

        A summary of equity award activity for the thirty-nine weeks ended September 24, 2014 is as follows:

September 24, 2014
Outstanding at beginning of the period	40,337.4679
Granted	—
Repurchased	—
Forfeited	—

Outstanding at the end of the period	40,337.4679

Units vested	33,110.1496
Units expected to vest	7,227.3183

40,337.4679

        During the thirty-nine weeks ended September 24, 2014 and September 25, 2013, the Company recognized equity-based compensation of $124 and $51, respectively, related to the restricted Class B units.

        No units were granted, repurchased or forfeited during the thirty-nine weeks ended September 24, 2014. As of September 24, 2014, total unrecognized compensation expense related to non-vested awards was $647, which is expected to be recognized over a weighted average period of 3.9 years, or upon the occurrence of a change in control or an initial public offering. The fair value of the Company's equity awards were based on a valuation prepared by a third party and was based on contemporaneous information using the Black-Scholes formula.

Note 12—Subsequent Events

        The Company has evaluated subsequent events through the date that the condensed consolidated financial statements were available to be issued. For purposes of these financial statements, the Company has not evaluated any subsequent events after this date.

        On October 30, 2014, the Company's board of directors approved a distribution to its members in the amount of $21,851.

SHACK RED
SHACK WHITE
Napa Valley | 2012

C-LINE
cold food only

SHAKE SHACK
BURGERS FROZEN CUSTARD FRIES SHAKES HOT DOGS
860

Westbury, NY

Through and including , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SHAKE SHACK®

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and                                     listing fee.

Amount
Securities and Exchange Commission registration fee	*
FINRA filing fee	*
listing fee	*
Accountants' fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent's fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        The registrant has not sold or granted unregistered securities in a transaction that was exempt from the registration requirements of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        The exhibit index attached hereto is incorporated herein by reference.

        (b)   Financial Statement Schedules.

  All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)   In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this      day of                        , 2014.

SHAKE SHACK INC.
By:	Randy Garutti Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Shake Shack Inc. hereby severally constitute and appoint Randy Garutti and Jeff Uttz, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Randy Garutti	Chief Executive Officer and Director (principal executive officer)	, 2014
Jeff Uttz	Chief Financial Officer (principal financial and accounting officer)	, 2014
Daniel Meyer	Chairman of the Board of Directors	, 2014
Jeff Flug	Director	, 2014

Signature	Title	Date

Evan Guillemin	Director	, 2014
Jonathan D. Sokoloff	Director	, 2014
Robert Vivian	Director	, 2014

EXHIBIT INDEX

Exhibit number		Description of exhibit
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation of Shake Shack Inc., to be effective upon the closing of this offering.
3.2	*	Form of Amended and Restated Bylaws of Shake Shack Inc., to be effective upon the closing of this offering.
4.1	*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1	*	Opinion of Latham & Watkins LLP.
10.1	*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.
10.2	*	Form of Registration Rights Agreement, to be effective upon the closing of this offering.
10.3	*	LLC Agreement of SSE Holdings, LLC, as currently in effect.
10.4	*	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC, to be effective upon the closing of this offering.
10.5	*	Form of Voting Agreement, to be effective upon the closing of this offering.
10.6	*	Form of Credit Agreement, to be effective upon the closing of this offering.
10.7	*	Form of Security Agreement, to be effective upon the closing of this offering.
10.8	*†	SSE Holdings, LLC Unit Appreciation Rights Plan
10.9	*†	Form of Unit Appreciation Right Agreement.
10.10	*†	2014 Incentive Award Plan.
10.11	*†	2014 Senior Executive Bonus Plan.
10.12	*†	Amended and Restated Management Services Agreement, effective as of January 1, 2015, by and between SSE Holdings, LLC and USHG, LLC.
10.13	*†	Special Bonus Agreement by and between Union Square Hospitality Group, LLC and Randall Garutti, entered into on March 11, 2011.
10.14	*†	Amendment to Special Bonus Agreement by and between Union Square Hospitality Group, LLC and Randall Garutti, entered into on March 11, 2011, effective as of July 25, 2013.
10.15	*†	Assignment and Assumption of Special Bonus Agreement, effective as of October 30, 2014, among Union Square Hospitality Group, LLC, Randall Garutti and SSE Holdings, LLC.
21.1	*	List of Subsidiaries of Shake Shack Inc.
23.1	*	Consent of Ernst & Young LLP as to SSE Holdings LLC.
23.2	*	Consent of Ernst & Young LLP as to Shake Shack Inc.
23.3	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.4		Consent of eSite, Inc.
24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan or arrangement.